Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A.

FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

GRUPO FINANCIERO GALICIA S.A.

FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Fiscal Year No. 15, commenced January 1, 2013

Legal Domicile: Tte. Gral. Juan D. Perón No. 456 – 2nd floor, Buenos Aires, Argentina

Principal Line of Business: Financial and Investment Activities

Registration Number with the Corporation Control Authority (I.G.J.): 12,749

Sequential Number – Corporation Control Authority: 1,671,058

Date of Registration with the Corporation Control Authority (I.G.J.):

Of Bylaws: September 30, 1999

Date of Latest Amendment to Bylaws: July 16, 2010

Date of Expiration of the Company’s Bylaws: June 30, 2100

Information on the Controlling Company:

Company’s Name: EBA HOLDING S.A.

Principal Line of Business: Financial and Investment Activities

Interest Held by the Controlling Company in the Shareholders’ Equity as of 09.30.13: 22.65%

Interest Held by the Controlling Company in the Votes as of 09.30.13: 59.42%

Capital Status as of 09.30.13 (Note 8 to the Financial Statements):

Figures Stated in Thousands of Pesos for “Subscribed” and “Paid-in” Shares

Shares
Amount	Type	Voting Rights per Share	Subscribed	Paid-in
281,221,650	Ordinary Class “A”, Face Value of 1	5	281,222	281,222
960,185,367	Ordinary Class “B”, Face Value of 1	1	960,185	960,185

1,241,407,017	—	—	1,241,407	1,241,407

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

Figures Stated in Thousands of Pesos

	Notes	09.30.13	12.31.12
Assets
Cash and Due from Banks		9,665,470	8,345,015

Cash		2,186,895	2,560,967
Financial Institutions and Correspondents		7,478,575	5,784,048
Argentine Central Bank (B.C.R.A.)		7,299,430	5,613,604
Other Local Financial Institutions		48,883	26,271
Foreign		130,262	144,173

Government and Private Securities	3	5,415,573	3,627,144

Holdings Recorded at Fair Market Value		810,478	118,655
Holdings Recorded at their Acquisition Cost plus the I.R.R.		557,286	824,188
Instruments Issued by the Argentine Central Bank		4,045,128	2,685,293
Investments in Listed Private Securities		2,681	188
Allowances		—	(1,180)

Loans	4 and 5	49,766,921	42,592,979

To the Non-financial Public Sector		12,325	25,657
To the Financial Sector		694,184	356,617
Interbank Loans (Call Money Loans Granted)		365,500	84,000
Other Loans to Local Financial Institutions		301,907	255,582
Accrued Interest, Adjustments and Exchange Rate Differences Receivable		26,777	17,035
To the Non-financial Private Sector and Residents Abroad		51,229,268	43,942,659
Overdrafts		3,633,128	3,097,755
Promissory Notes		12,080,911	10,456,604
Mortgage Loans		1,498,739	1,158,832
Collateral Loans		399,430	310,668
Personal Loans		7,979,577	7,283,083
Credit Card Loans		23,791,506	19,279,002
Others		1,362,502	1,897,800
Accrued Interest, Adjustments and Exchange Rate Differences Receivable		733,884	660,400
Unearned Discount		(246,979)	(200,705)
Unallocated Collections		(3,430)	(780)
Allowances	6	(2,168,856)	(1,731,954)

Other Receivables Resulting from Financial Brokerage		5,357,111	4,418,571

Argentine Central Bank		853,401	716,493
Amounts Receivable for Spot and Forward Sales to be Settled		508,197	122,473
Securities Receivable under Spot and Forward Purchases to be Settled		430,034	434,005
Premiums from Bought Options		—	3,059
Others Not Included in the Debtor Classification Regulations	7	2,152,975	1,918,127
Unlisted Negotiable Obligations	5	794,460	278,967
Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	8	27,197	2,540
Others Included in the Debtor Classification Regulations	5	665,319	1,010,596
Accrued Interest Receivable Included in the Debtor Classification Regulations	5	2,157	1,169
Allowances		(76,629)	(68,858)

Receivables from Financial Leases		1,035,238	848,264

Receivables from Financial Leases	5	1,025,167	844,849
Accrued Interest and Adjustments Receivable	5	25,431	15,800
Allowances		(15,360)	(12,385)

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

Figures Stated in Thousands of Pesos

	Notes	09.30.13	12.31.12
Equity Investments	9	77,916	76,094

In Financial Institutions		2,871	2,438
Others		100,196	101,648
Allowances		(25,151)	(27,992)

Miscellaneous Receivables		1,185,112	935,457

Receivables for Assets Sold	5	9,585	10,641
Minimum Presumed Income Tax – Tax Credit	1.15	15,713	15,022
Others	10	1,292,011	1,040,142
Other Accrued Interest and Adjustments Receivable		6,403	6,179
Allowances		(138,600)	(136,527)

Bank Premises and Equipment	11	1,272,089	1,191,509

Miscellaneous Assets	12	270,466	184,740

Intangible Assets	13	1,336,576	1,085,017

Goodwill		7,433	8,888
Organization and Development Expenses		1,329,143	1,076,129

Unallocated Items		7,551	8,129

Other Assets	14	204,893	145,352

Total Assets		75,594,916	63,458,271

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

Figures Stated in Thousands of Pesos

	Notes	09.30.13	12.31.12
Liabilities
Deposits		47,114,079	39,945,180

Non-financial Public Sector		1,615,044	1,251,534
Financial Sector		24,825	35,798
Non-financial Private Sector and Residents Abroad		45,474,210	38,657,848
Checking Accounts		10,608,486	9,500,021
Savings Accounts		10,079,628	9,475,206
Time Deposits		23,885,752	18,838,179
Investment Accounts		69,158	170,443
Others		442,769	401,236
Accrued Interest, Adjustments and Exchange Rate Differences Payable		388,417	272,763

Other Liabilities Resulting from Financial Brokerage		17,301,594	14,281,657

Argentine Central Bank		5,354	3,637
Others		5,354	3,637
Banks and International Entities		777,532	540,287
Unsubordinated Negotiable Obligations	16	5,336,369	4,171,588
Amounts Payable for Spot and Forward Purchases to be Settled		428,990	434,784
Securities to be Delivered under Spot and Forward Sales to be Settled		540,335	122,424
Premiums from Options Written		—	963
Loans from Local Financial Institutions		1,369,104	1,105,686
Interbank Loans (Call Money Loans Received)		123,100	82,000
Other Loans from Local Financial Institutions		1,234,742	1,014,570
Accrued Interest Payable		11,262	9,116
Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	8	44,319	2,345
Others	17	8,621,285	7,777,890
Accrued Interest, Adjustments and Exchange Rate Differences Payable	16	178,306	122,053

Miscellaneous Liabilities		2,145,317	1,773,553

Directors’ and Syndics’ Fees		16,920	16,258
Others	18	2,128,391	1,757,272
Adjustments and Accrued Interest Payable		6	23

Provisions	19	421,641	468,223

Subordinated Negotiable Obligations	16	1,432,988	1,188,015

Unallocated Items		13,452	8,414

Other Liabilities	20	272,938	221,231

Minority Interest in Controlled Companies		850,448	701,920

Total Liabilities		69,552,457	58,588,193

Shareholders’ Equity		6,042,459	4,870,078

Total Liabilities and Shareholders’ Equity		75,594,916	63,458,271

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

Figures Stated in Thousands of Pesos

Memorandum Accounts	Notes	09.30.13	12.31.12

Debit		77,964,348	61,826,973

Contingent		17,463,608	15,995,124

Loans Obtained (Unused Balances)		70,055	236,030
Guarantees Received		11,845,613	10,352,069
Others not Included in the Debtor Classification Regulations		14,910	28,866
Contingencies re. Contra Items		5,533,030	5,378,159

Control		43,419,692	34,258,769

Loans Classified as Irrecoverable		2,332,911	2,006,305
Others	21	39,383,216	31,089,864
Control re. Contra Items		1,703,565	1,162,600

Derivatives	8	11,249,487	6,380,823

“Notional” Value of Call Options Bought		—	81,560
“Notional” Value of Forward Transactions without Delivery of Underlying Asset		6,538,524	3,853,469
Interest Rate Swaps		838,555	403,955
Derivatives re. Contra Items		3,872,408	2,041,839

Trust Accounts		5,831,561	5,192,257

Trust Funds	22	5,831,561	5,192,257

Credit		77,964,348	61,826,973

Contingent		17,463,608	15,995,124

Loans Granted (Unused Balances) Included in the Debtor Classification Regulations	5	3,855,097	3,732,287
Guarantees Granted to the Argentine Central Bank		2,289	33,091
Other Guarantees Granted Included in the Debtor Classification Regulations	5	427,613	345,574
Other Guarantees Granted not Included in the Debtor Classification Regulations		502,750	463,132
Others Included in the Debtor Classification Regulations	5	710,178	759,777
Others not Included in the Debtor Classification Regulations		35,103	44,298
Contingencies re. Contra Items		11,930,578	10,616,965

Control		43,419,692	34,258,769

Checks and Drafts to be Credited		1,568,586	1,154,848
Others		134,979	7,752
Control re. Contra Items		41,716,127	33,096,169

Derivatives	8	11,249,487	6,380,823

“Notional” Value of Call Options Written		—	89,768
“Notional” Value of Put Options Written		—	31,106
“Notional” Value of Forward Transactions without Delivery of Underlying Asset		3,872,408	1,920,965
Derivatives re. Contra Items		7,377,079	4,338,984

Trust Accounts		5,831,561	5,192,257

Trust Liabilities re. Contra Items		5,831,561	5,192,257

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INCOME STATEMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	09.30.13	09.30.12
Financial Income		9,104,575	6,589,656

Interest on Cash and Due from Banks		11	61
Interest on Loans to the Financial Sector		69,168	40,824
Interest on Overdrafts		644,789	510,741
Interest on Promissory Notes		1,727,880	922,286
Interest on Mortgage Loans		144,321	89,900
Interest on Collateral Loans		42,268	24,986
Interest on Credit Card Loans		3,096,394	2,102,225
Interest on Financial Leases		133,685	91,528
Interest on Other Loans		2,272,560	1,844,288
Net Income from Government and Private Securities		642,344	749,242
Net Income from Options		—	6,433
Interest on Other Receivables Resulting from Financial Brokerage		50,989	31,510
Net Income from Secured Loans - Decree No. 1387/01		2,064	2,912
C.E.R. Adjustment		632	683
Others		277,470	172,037

Financial Expenses		4,263,075	2,766,285

Interest on Savings Account Deposits		3,847	3,829
Interest on Time Deposits		2,565,715	1,522,166
Interest on Interbank Loans Received (Call Money Loans)		9,338	6,526
Interest on Other Loans from Financial Institutions		66,330	41,913
Interest on Other Liabilities Resulting From Financial Brokerage		666,635	418,624
Interest on Subordinated Negotiable Obligations		112,151	90,004
Other Interest		21,473	46,694
Net Income from Options		2,487	—
C.E.R. Adjustment		68	54
Contributions Made to Deposit Insurance Fund		54,508	41,773
Exchange Rate Differences on Gold and Foreign Currency		82,913	139,093
Others	24	677,610	455,609

Gross Financial Brokerage Margin		4,841,500	3,823,371

Provision for Loan Losses		1,267,975	945,561

Income from Services		4,501,020	3,305,053

Related to Lending Transactions		1,143,998	829,104
Related to Borrowing Transactions		671,288	558,989
Other Commissions		132,220	77,554
Others	24	2,553,514	1,839,406

Expenses For Services		1,430,794	1,003,452

Commissions		675,655	454,664
Others	24	755,139	548,788

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INCOME STATEMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	09.30.13	09.30.12
Administrative Expenses		5,446,714	4,181,707

Personnel Expenses		3,133,523	2,423,576
Directors’ and Syndics’ Fees		46,108	36,407
Other Fees		171,540	80,841
Advertising and Publicity		292,258	256,959
Taxes		440,660	314,839
Depreciation of Bank Premises and Equipment	11	112,698	82,794
Amortization of Organization Expenses	13	184,614	142,074
Other Operating Expenses		661,459	522,725
Others		403,854	321,492

Net Income from Financial Brokerage		1,197,037	997,704

Income from Insurance Activities	25	676,871	461,769

Minority Interest		(169,360)	(144,225)

Miscellaneous Income		515,689	443,295

Net Income from Equity Investments		97,486	80,020
Penalty Interest		150,920	105,170
Loans Recovered and Allowances Reversed		172,341	168,897
Others	24	94,942	89,208

Miscellaneous Losses		219,449	196,368

Penalty Interest and Charges in favor of the Argentine Central Bank		42	209
Provisions for Losses on Miscellaneous Receivables and Other Provisions		142,194	138,786
C.E.R. Adjustment		45	38
Amortization of Differences Arising from Court Resolutions		5,636	12,264
Depreciation and Losses from Miscellaneous Assets	12	707	850
Amortization of Goodwill	13	1,455	1,455
Others	24	69,370	42,766

Net Income before Income Tax		2,000,788	1,562,175

Income Tax	1.14	804,057	594,180

Net Income for the Period	27	1,196,731	967,995

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	09.30.13	09.30.12
Changes in Cash and Cash Equivalents
Cash at Beginning of Fiscal Year	29	11,323,978	10,244,173
Cash at Period-end	29	13,526,117	12,048,161

Increase in Cash, Net (in Constant Currency)		2,202,139	1,803,988

Causes for Changes in Cash (in Constant Currency)
Operating Activities
Net Collections/(Payments) for:
Government and Private Securities		(673,538)	1,164,733
Loans
To the Financial Sector		12,972	(3,971)
To the Non-financial Public Sector		17	671
To the Non-financial Private Sector and Residents Abroad		287,016	(300,990)
Other Receivables Resulting from Financial Brokerage		(23,079)	45,141
Receivables from Financial Leases		(54,299)	28,776
Deposits
From the Financial Sector		(10,973)	(4,932)
From the Non-financial Public Sector		363,510	(476,507)
From the Non-financial Private Sector and Residents Abroad		3,664,455	3,667,551
Other Liabilities Resulting from Financial Brokerage
Financing from the Financial Sector
Interbank Loans (Call Money Loans Received)		31,762	(21,526)
Others (Except from Liabilities Included in Financing Activities)		448,260	(91,408)
Collections related to Income from Services		5,509,946	3,981,039
Payments related to Expenses for Services		(1,266,791)	(897,617)
Administrative Expenses Paid		(5,559,401)	(4,250,525)
Payment of Organization and Development Expenses		(437,263)	(408,313)
Collection for Penalty Interest, Net		98,128	104,961
Differences Arising from Court Resolutions Paid		(5,636)	(12,264)
Collection of Dividends from Other Companies		38,989	15,892
Other Collections related to Miscellaneous Profits and Losses		150,862	86,140
Net Collections / (Payments) for Other Operating Activities
Other Receivables and Miscellaneous Liabilities		(914,222)	(597,746)
Other Operating Activities, Net		(68,126)	(232,252)
Income Tax and Minimum Presumed Income Tax Payment		(386,801)	(320,276)

Net Cash Flow Generated by Operating Activities		1,205,788	1,476,577

Investing Activities
Payments for Bank Premises and Equipment, Net		(169,923)	(128,293)
Payments for Miscellaneous Assets, Net		(106,210)	(19,204)
Payments for Equity Investments		(8,955)	(9,033)
Collections from Sale of Equity Investments		926	—

Net Cash Flow Used in Investing Activities		(284,162)	(156,530)

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	09.30.13	09.30.12
Financing Activities
Net Collections/(Payments) for:
Unsubordinated Negotiable Obligations		416,362	372,031
Argentine Central Bank
Others		1,717	(193)
Banks and International Entities		243,451	(203,875)
Subordinated Negotiable Obligations		(79,848)	(64,490)
Loans from Local Financial Institutions		200,867	168,410
Distribution of Dividends		(34,850)	(33,921)
Other Collections from Financing Activities		—	2,886

Net Cash Flow Generated by Financing Activities		747,699	240,848

Financial Income and Holding Gain on Cash and Cash Equivalents (including Interest and Monetary Gain)		532,814	243,093

Increase in Cash, Net		2,202,139	1,803,988

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 1. BASIS FOR THE PRESENTATION OF THE FINANCIAL STATEMENTS AND ACCOUNTING PRINCIPLES APPLIED

Grupo Financiero Galicia S.A. (the “Company”) was constituted on September 14, 1999, as a financial services holding company organized under the laws of Argentina. The Company’s main asset is its interest in Banco de Galicia y Buenos Aires S.A. (the “Bank”). Banco de Galicia y Buenos Aires S.A. is a private-sector bank that offers a full spectrum of financial services both to individual and corporate customers.

PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS:

These consolidated financial statements, which stem from accounting records, have been stated in thousands of Argentine Pesos and are presented in line with the provisions of Argentine Central Bank’s (“B.C.R.A.”) Communiqué “A” 3147 and supplementary regulations regarding financial reporting requirements for the publication of annual financial statements, with the guidelines of Technical Pronouncements Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and with the guidelines of the General Resolution No. 434/03 of the National Securities Commission (“C.N.V.”). These financial statements include the balances corresponding to the operations carried out by Grupo Financiero Galicia S.A. and its subsidiaries located in Argentina and abroad.

The financial statements of the Company have been consolidated on a line-by-line basis with those of its controlled companies, either directly or indirectly, which are detailed in Note 2.

Due to the fact that Banco de Galicia y Buenos Aires S.A., the Company’s main equity investment, is a financial institution subject to the Argentine Central Bank regulations, and pursuant to General Resolution No. 595/11 issued by the C.N.V., the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A., which differ in certain significant respects from Argentine GAAP. (See Note 1.16).

Furthermore, the consolidated financial statements of Sudamericana Holding S.A. were prepared in accordance with the disclosure and valuation criteria approved by the Argentine Superintendence of Insurance; which differ in certain respects from Argentine GAAP, in particular with regards to the valuation of investments in Secured Loans and certain Government Securities. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

These consolidated financial statements include the balances of its subsidiaries abroad: Banco Galicia Uruguay S.A. (in liquidation) and Galicia (Cayman) Limited. The conversion into Pesos of these subsidiaries’ accounting balances was made in accordance with the following:

i.	Assets and liabilities were converted into Pesos in accordance with item 1.2 of this Note.

ii.	Allotted capital has been computed for the restated amounts actually disbursed.

iii.	Retained earnings were determined as the difference between assets, liabilities and the allotted capital.

iv.	Net income for the period was determined by the difference between retained earnings at the beginning of the fiscal year and retained earnings at period-end. The balances of income statement accounts were converted into Pesos applying the monthly average exchange rates recorded in each month of this period.

v.	The significant items arising from intercompany transactions, not involving third parties, have been eliminated from the Balance Sheet and the Income Statement.

CONSIDERATION OF THE EFFECTS OF INFLATION:

These consolidated financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, by following the restatement method established by Technical Pronouncement No. 6 of F.A.C.P.C.E. In line with Communiqué “A” 3921 of the Argentine Central Bank, Decree No. 664/03 of the National Executive Branch and General Resolution No. 441/03 of the C.N.V., the Company discontinued the application of that method and therefore did not recognize the effects of the changes in the purchasing power of the currency originated after March 1, 2003.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

This criterion is not in line with Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“C.P.C.E.C.A.B.A.”), which established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements was the domestic wholesale price index published by the Argentine Institute of Statistics and Census (“I.N.D.E.C.”).

COMPARATIVE INFORMATION:

The comparative information in the Balance Sheet, Schedules and Notes corresponds to the end of the previous fiscal year, while that of the Income Statement, the Statement of Changes in Shareholders’ Equity and Statement of Cash Flows and Cash Equivalents corresponds to the same period of the previous fiscal year.

Certain figures in the consolidated financial statements for the year ended December 31, 2012 and the nine-month period ended September 30, 2012 have been reclassified for purposes of their presentation in comparative format with those for this period.

ACCOUNTING ESTIMATES:

The preparation of financial statements at a given date requires the Company to make estimates and assessments that affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities, as well as the income and expenses accrued for the period/fiscal year. In this regard, the Company makes estimates in order to calculate, at any given moment, the allowance for uncollectible receivables, the depreciation and amortization charges, the recoverable value of assets, the income tax charge and the provisions for contingencies, among others. Future actual results may differ from estimates and assessments made at the date these financial statements were prepared.

MOST RELEVANT ACCOUNTING POLICIES:

1.1.	ASSETS AND LIABILITIES IN DOMESTIC CURRENCY

Monetary assets and liabilities which include, where applicable, the interest accrued at period/fiscal year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

1.2.	ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Foreign currency assets and liabilities have been stated at the U.S. Dollar exchange rate set by the Argentine Central Bank, in force at the close of operations on the last working day of each month.

As of September 30, 2013, December 31, 2012 and September 30, 2012, balances in U.S. Dollars were converted applying the reference exchange rate (figures stated in Pesos: $ 5.7915, $ 4.9173 and $ 4.6942, respectively) set by the Argentine Central Bank.

Assets and liabilities valued in foreign currencies other than the U.S. Dollar have been converted into the latter currency using the swap rates informed by the Argentine Central Bank.

Interest receivable or payable has been accrued at period/fiscal year-end, where applicable.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.3.	GOVERNMENT AND PRIVATE SECURITIES

Argentine Central Bank regulations set forth, according to the assets’ most probable use, two valuation criteria for holdings of non-financial public sector debt instruments:

a. Fair Market Value: These holdings are government securities and monetary regulation instruments included in the volatilities or present values lists issued by the Argentine Central Bank.

These are recorded at the closing price for each class of securities in the corresponding markets or at their present value, plus the value of amortization and/or interest coupons due and receivable, less estimated selling costs, when applicable.

b. Acquisition Cost plus the Internal Rate of Return (“I.R.R.”): These include government securities and monetary regulation instruments issued by the Argentine Central Bank that are not included in the preceding item.

These holdings are recorded at their acquisition cost increased on an exponential basis according to their I.R.R. The monthly accrual is charged to income or an asset offset account, depending on the securities involved:

b.1. Government debt instruments subscribed through swap, payment or exchange by any other government debt instruments. In the case the market value of each instrument is lower than its book value, 50% of the monthly accrual of the I.R.R. must be charged against an asset offset account. Said offset account shall be reversed by charging to income to the extent its balance exceeds the positive difference between the market value and book value.

b.2. Monetary regulation instruments issued by the Argentine Central Bank. The monthly accrual of the I.R.R. shall be charged to income.

b.3. Government securities that were not subscribed through swap with no volatility or present value informed by the Argentine Central Bank. These are recorded at the present value of cash flows discounted by the internal rate of return of instruments with similar characteristics and duration and with volatility. When the book value exceeds the present value, the monthly accrual shall be recorded in an asset offset account.

Furthermore, those instruments subject to be valued at the fair market value and then decided to be valued at their acquisition cost plus the I.R.R. may be recorded in this item, when the purpose thereof is to obtain contractual cash flows. In these cases, the maximum amount to be used shall not exceed net liquid assets of 40% of deposits.

As of September 30, 2013 and December 31, 2012, taking into account the above-mentioned valuation criteria, Grupo Financiero Galicia S.A. records its holdings according to the following:

1.3.1.	Holdings Recorded at Fair Market Value

These holdings include trading securities that were valued according to what is stated in item a. above.

The same criterion is applied to holdings of such securities used in loans, as guarantees, transactions to be settled and repo transactions, when appropriate.

1.3.2.	Holdings Recorded at their Acquisition Cost plus the I.R.R.

In this account, the Company records Peso-denominated Bonds issued by Argentina at Badlar rate due 2015 (Bonar 2015), among others.

The holding of such securities has been valued pursuant to the criterion stated in item b. above.

The same criterion is applied to holdings of such securities used in loans, as guarantees, transactions to be settled and repo transactions, when appropriate.

1.3.3.	Investments in Listed Private Securities

These securities are valued at the period/fiscal year-end closing price in the corresponding market, less estimated selling costs, when applicable.

1.3.4.	Instruments Issued by the Argentine Central Bank

Holdings of instruments issued by the Argentine Central Bank which are included in the volatilities list have been valued at their closing price in the corresponding markets. The same criterion was applied to holdings of such securities used in loans, as guarantees, transactions to be settled and repo transactions, when appropriate.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Holdings of instruments issued by the Argentine Central Bank which are not included in the volatilities list have been valued at their acquisition cost increased on an exponential basis according to their I.R.R. The same criterion was applied to holdings of such securities used in loans, as guarantees and in repo transactions, when appropriate.

1.4.	ACCRUAL OF ADJUSTMENTS, INTEREST, EXCHANGE RATE DIFFERENCES, PREMIUMS ON FUTURE TRANSACTIONS AND VARIABLE INCOME

For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis.

For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis.

For lending and borrowing transactions, which according to the legal and/or contractual conditions may be applicable, the adjustment by the C.E.R. has been accrued.

For lending transactions, the Company does not recognize interest accrual when debtors are classified in a non-accrual status.

1.5.	OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE

1.5.1.	Mutual Fund Units

The holdings of mutual fund units have been valued pursuant to the value published by the mutual fund manager at period/fiscal year-end, less estimated selling costs, when applicable.

1.5.2.	Financial Trust Debt Securities - Unlisted

Debt securities added at par have been valued at their technical value; the remaining holdings were valued at their acquisition cost increased on an exponential basis according to their I.R.R.

1.5.3.	Participation Certificates in Financial Trusts - Unlisted

Participation certificates in financial trusts are valued taking into account the share in the assets, net of liabilities, which stem from the financial statements of the respective trusts, as modified by the application of the Argentine Central Bank regulations, when applicable.

Trusts with government-sector assets as underlying assets have been valued pursuant to the valuation criteria described in item 1.3.2 of this Note. In the particular case of the Participation Certificate in Galtrust I Financial Trust, it has been recorded according to what is stated in item 1.3.b.3 of this Note.

1.5.4.	Unlisted Negotiable Obligations

These have been valued at their acquisition cost increased on an exponential basis according to their I.R.R.

1.6.	RECEIVABLES FROM FINANCIAL LEASES

These receivables are recorded at the present value of the sum of periodic installments and residual values previously established and calculated pursuant to the terms and conditions agreed upon in the corresponding financial lease agreements by applying their I.R.R.

1.7.	EQUITY INVESTMENTS

The Company’s equity investments in companies where it has a significant interest were valued pursuant to the equity method.

The remaining equity investments were valued at their acquisition cost plus, when applicable, uncollected cash dividends and stock dividends from capitalized profits. An allowance for impairment of value has been established on such equity investments where the book value exceeds the equity method value.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.8.	BANK PREMISES AND EQUIPMENT AND MISCELLANEOUS ASSETS

Bank Premises and Equipment and Miscellaneous Assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Financial leases that mainly transfer risks and benefits inherent to the leased property are recognized at the beginning of the lease either by the cash value of the leased property or the present value of cash flows established in the financial lease, whichever lower.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 600 months for real estate, up to 120 months for furniture and fixtures and no more than 60 months for the rest of the assets.

The updated residual value of the assets, taken as a whole, does not exceed their value-in-use at period/fiscal year-end.

1.9.	INTANGIBLE ASSETS

Intangible assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated amortization.

Amortization has been recognized on a straight-line basis over 120 months for “Goodwill” and over 60 months for “Organization and Development Expenses”.

Effective March 2003, the Argentine Central Bank established that the difference between the amount paid for compliance with court resolutions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25561, Decree No. 214/02 and supplementary regulations, and the amount resulting from converting deposits at the $ 1.40 per U.S. Dollar exchange rate adjusted by the C.E.R. and interest accrued up to the payment date must also be recorded under this account. This entity also established the amortization thereof must take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003. As of September 30, 2013 and December 31, 2012, this item has been fully amortized; thus total accumulated amortization amounts to $ 888,658 and $ 883,022, respectively.

Banco de Galicia y Buenos Aires S.A. carried out the abovementioned amortization for the sole purpose of complying with the provisions set forth by the Argentine Central Bank. However, the Bank has repeatedly reserved its right to make claims in view of the negative effect caused on its financial condition by the reimbursement of deposits originally in U.S. Dollars pursuant to court orders, which exceeded the amount established in the aforementioned regulation. On November 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested the National Executive Branch, with a copy to the Ministry of Economy (“MECON”) and to the Argentine Central Bank, the payment of due compensation for the losses incurred that were generated by the “asymmetric pesification” and especially for the negative effect on its financial condition caused by court resolutions.

1.10.	MISCELLANEOUS LIABILITIES

1.10.1.	Liabilities – Customers Fidelity Program “Quiero”

The fair value of the points assigned to customers through the “Quiero” Program is estimated. Said value is assessed by means of the use of a mathematical model that takes into account certain assumptions of exchange percentages, the cost for the exchanged points based on the combination of available products and the preferences of the Bank’s customers, as well as the expiration term of the customers’ non-exchanged points. As of September 30, 2013 and December 31, 2012, the liabilities recorded under “Miscellaneous Liabilities – Others” for its customers’ non-exchanged points amounted to $ 110,657 and $ 74,736, respectively.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.11.	ALLOWANCES AND PROVISIONS:

1.11.1.	Allowances for Loan Losses and Provisions for Contingent Commitments

These have been established based upon the estimated default risk of Grupo Financiero Galicia S.A.’s credit assistance granted through its subsidiaries, which results from an evaluation of debtors’ compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with the Argentine Central Bank regulations.

1.11.2.	Severance Payments

The Company directly charges severance payments to expenses.

The amounts that the Company may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under “Liabilities – Provisions for Severance Payments”.

1.11.3.	Liabilities – Other Provisions

Provisions have been established to cover contingent situations related to labor, commercial, legal, civil and tax issues and other miscellaneous risks that are likely to occur.

1.12.	NEGATIVE GOODWILL

The Company recorded a negative goodwill. This stems from the difference between the acquisition cost paid for the companies Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. and the value of assets and liabilities purchased as of June 30, 2010. Such negative goodwill is recorded under “Liabilities – Provisions”. As of September 30, 2013 and December 31, 2012, it amounts to $ 173,466 and $ 247,808, respectively, net of amortizations.

The negative goodwill is charged to Income on a straight-line basis during 60 months, pursuant to the Argentine Central Bank regulations in that regard.

1.13.	DERIVATIVES AND HEDGING TRANSACTIONS

They have been recorded as stated in Note 8.

1.14.	INCOME TAX

Pursuant to the Argentine Central Bank regulations, at the subsidiaries Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A., the income tax charge is determined by applying the effective tax rate to the estimated taxable income, without considering the effect of any temporary differences between taxable and book income.

1.15.	MINIMUM PRESUMED INCOME TAX

The minimum presumed income tax is determined at the effective rate of 1% of the computable assets at fiscal year-end. Since this tax is supplementary to the income tax, the Company’s tax liability for each fiscal year is to coincide with the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years. The recognition of this right and its realization stem from the ability to generate future taxable income sufficient for offsetting purposes.

Based on the foregoing, as of September 30, 2013 and December 31, 2012, the Company has assets for $ 15,713 and $ 15,022, respectively.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.16.	DIFFERENCES BETWEEN THE ARGENTINE CENTRAL BANK REGULATIONS AND ARGENTINE GAAP IN FORCE IN BUENOS AIRES

The main differences between the valuation and disclosure criteria applied to these consolidated financial statements and Argentine GAAP are detailed below:

1.16.1.	Accounting for Income Tax according to the Deferred Tax Method

The subsidiaries Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A. determine the income tax charge by applying the effective tax rate to the estimated taxable income, without considering the effect of any temporary differences between book and taxable income.

Pursuant to Argentine GAAP in force, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or tax credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.

The application of this criterion, based on projections prepared by the aforementioned subsidiaries, would determine deferred tax assets amounting to $ 269,817 as of September 30, 2013, and to $ 284,451 as of December 31, 2012.

1.16.2.	Valuation of Government Securities

Argentine Central Bank regulations set forth specific valuation criteria for government securities recorded at their acquisition cost plus the I.R.R., which are described in 1.3.b. of this Note. Pursuant to Argentine GAAP in force in Buenos Aires, the above-mentioned assets must be valued at their current value.

As of September 30, 2013 and December 31, 2012, the application of this criterion would determine an increase in Shareholders’ Equity of about $ 34,701 and $ 44,786, respectively, due to the securities held by Banco de Galicia y Buenos Aires S.A.

1.16.3.	Allowances for Receivables from the Non-Financial Public Sector

Current regulations issued by the Argentine Central Bank on the establishment of allowances provide that credits against the public sector are not subject to allowances for loan losses. Pursuant to Argentine GAAP, those allowances must be estimated based on the recoverability risk of assets.

1.16.4.	Negative Goodwill

A negative goodwill has been recorded which corresponds to the difference between the acquisition cost paid for the companies Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. and their equity method value estimated at the moment of the purchase. Such negative goodwill is recorded under “Liabilities – Provisions”.

Pursuant to the Argentine Central Bank regulations, the negative goodwill has to be charged to income with regard to the causes that have originated it, not to exceed a 60-month straight-line method amortization. Pursuant to Argentine GAAP, the negative goodwill that is not related to expenses estimations or estimated future losses should be recognized as a gain at the time of the purchase.

As of September 30, 2013 and December 31, 2012, the negative goodwill balance amounts to $ 173,466 and $ 247,808, respectively.

1.16.5.	Restructured Loans and Liabilities

Restructured loans and financial obligations are valued based on the actually restructured principal amounts plus accrued interest and principal adjustments, when applicable, minus collections or payments made.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Pursuant to Argentine GAAP, those restructured loans and liabilities, for which modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market evaluations on the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

1.16.6. Conversion of Financial Statements

The conversion into Pesos of the financial statements of the foreign subsidiaries for the purposes of their consolidation, made in accordance with the Argentine Central Bank regulations, differs from Argentine GAAP. Argentine GAAP requires that: a) the measurements in the financial statements to be converted into Pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the exchange rate of the financial statements’ date; and b) the measurements in the financial statements to be converted into Pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the relevant historical exchange rates, restated at period-end currency, when applicable due to the application of Technical Pronouncement No. 17. Exchange-rate differences arising from conversion of the financial statements shall be treated as financial income or expenses, when appropriate.

The application of this criterion that replaces what has been stated in this Note does not have a significant impact on the consolidated financial statements.

1.17.	ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (“I.F.R.S.”) BY THE C.N.V.

The C.N.V. has established the application of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences, which adopts the International Financial Reporting Standards issued by the International Accounting Standards Board (“I.A.S.B.”) for certain entities included within the public offering system, whether because of their capital or their negotiable obligations, or because they have requested to be included in such system, for financial statements corresponding to fiscal years started as from January 1, 2012.

The adoption of such standards is not applicable to the Company since the C.N.V., through General Resolution No. 595/11, exempted companies that invest in banks and insurance companies from the mandatory adoption of the I.F.R.S.

With regard to the requirements set forth in the aforementioned General Resolution No. 595/11, the following is detailed:

•	Grupo Financiero Galicia S.A.’s corporate purpose is exclusively related to financial and investment activities;

•	The interest in Banco de Galicia y Buenos Aires S.A. accounts for 94.11% of Grupo Financiero Galicia S.A.’s assets, being the Company’s main asset;

•	89% of Grupo Financiero Galicia S.A.’s income stems from the interest in Banco de Galicia y Buenos Aires S.A.’s income; and

•	Grupo Financiero Galicia S.A. has a 94.94333% interest in Banco de Galicia y Buenos Aires S.A., thus having control over such institution.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 2. CONSOLIDATED CONTROLLED COMPANIES

The basic information regarding Grupo Financiero Galicia S.A.’s consolidated controlled companies is detailed as follows:

Information as of:	09.30.13
	Direct and Indirect Holding
	Shares		Percentage of Equity Investment Held in
Issuing Company	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	533,891,665	94.94333%	94.94333%
Banco Galicia Uruguay S.A. (in liquidation) (**)	Ordinary	208,515	94.94333%	94.94333%
Cobranzas Regionales S.A. (***)	Ordinary	7,311	73.10637%	73.10637%
Cobranzas y Servicios S.A.	Ordinary	450,994	94.80084%	94.80084%
Compañía Financiera Argentina S.A.	Ordinary	530,214,244	95.09503%	95.09503%
Galicia (Cayman) Ltd.	Ordinary	15,801,535	94.94333%	94.94333%
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary	18,989	94.94333%	94.94333%
Galicia Retiro Compañía de Seguros S.A.	Ordinary	4,483,754	99.36787%	99.36787%
Galicia Seguros S.A.	Ordinary	18,193,106	99.36772%	99.36772%
Galicia Valores S.A.	Ordinary	949,479	94.94788%	94.94788%
Galicia Warrants S.A.	Ordinary	993,679	99.36792%	99.36792%
Net Investment S.A.	Ordinary	11,924	99.36792%	99.36792%
Procesadora Regional S.A.	Ordinary	12,067,266	74.19821%	74.19821%
Sudamericana Asesores de Seguros S.A.	Ordinary	70,859	99.36236%	99.36236%
Sudamericana Holding S.A.	Ordinary	184,480	99.36793%	99.36793%
Tarjeta Naranja S.A. (****)	Ordinary	1,755	73.10637%	73.10637%
Tarjetas Cuyanas S.A. (****)	Ordinary	2,363,736	73.10637%	73.10637%
Tarjetas del Mar S.A. (****)	Ordinary	3,594,259	94.88636%	94.88636%
Tarjetas Regionales S.A. (*)	Ordinary	787,921,627	73.10637%	73.10637%

(*)	Ordinary shares A and B. (**) With a F.V. of 1000. (***) With a F.V. of 100. (****) With a F.V. of 10.

During the period, Galicia (Cayman) Ltd. decided to reduce its capital stock by US$ 2,865; Procesadora Regional S.A. increased its capital stock by US$ 14,737; and Banco Galicia Uruguay S.A. (in liquidation) decided to reduce its capital stock through the absorption of losses.

Information as of:	12.31.12
	Direct and Indirect Holding
	Shares		Percentage of Equity Investment Held in
Issuing Company	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	533,814,765	94.92966%	94.92966%
Banco Galicia Uruguay S.A. (in liquidation) (**)	Ordinary	632,495	94.92966%	94.92966%
Cobranzas Regionales S.A. (***)	Ordinary	7,310	73.09584%	73.09584%
Cobranzas y Servicios S.A.	Ordinary	450,929	94.78718%	94.78718%
Compañía Financiera Argentina S.A.	Ordinary	530,140,283	95.08177%	95.08177%
Galicia (Cayman) Ltd.	Ordinary	18,519,436	94.92966%	94.92966%
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary	18,986	94.92966%	94.92966%
Galicia Retiro Compañía de Seguros S.A.	Ordinary	4,483,677	99.36616%	99.36616%
Galicia Seguros S.A.	Ordinary	18,192,793	99.36601%	99.36601%
Galicia Valores S.A.	Ordinary	949,293	94.92928%	94.92928%
Galicia Warrants S.A.	Ordinary	993,662	99.36621%	99.36621%
Net Investment S.A.	Ordinary	11,924	99.36621%	99.36621%
Procesadora Regional S.A.	Ordinary	1,132,629	74.18750%	74.18750%
Sudamericana Asesores de Seguros S.A.	Ordinary	70,858	99.36065%	99.36065%
Sudamericana Holding S.A.	Ordinary	184,476	99.36622%	99.36622%
Tarjeta Naranja S.A. (****)	Ordinary	1,754	73.09584%	73.09584%
Tarjetas Cuyanas S.A. (****)	Ordinary	2,363,395	73.09584%	73.09584%
Tarjetas del Mar S.A. (****)	Ordinary	3,593,742	94.87269%	94.87269%
Tarjetas Regionales S.A. (*)	Ordinary	787,808,138	73.09584%	73.09584%

(*)	Ordinary shares A and B. (**) With a F.V. of 1000. (***) With a F.V. of 100. (****) With a F.V. of 10.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Information as of:	09.30.13
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	62,805,478	56,670,827	6,134,651	1,230,698
Banco Galicia Uruguay S.A. (in liquidation)	86,341	18,729	67,612	2,044
Cobranzas Regionales S.A.	23,403	9,346	14,057	5,512
Cobranzas y Servicios S.A.	28,689	3,611	25,078	1,773
Compañía Financiera Argentina S.A.	3,482,687	2,484,293	998,394	127,787
Galicia (Cayman) Ltd.	395,244	—	395,244	15,446
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	21,840	5,728	16,112	7,924
Galicia Retiro Compañía de Seguros S.A.	94,411	80,381	14,030	353
Galicia Seguros S.A.	641,000	405,979	235,021	40,630
Galicia Valores S.A.	38,134	14,941	23,193	2,206
Galicia Warrants S.A.	45,150	21,988	23,162	9,730
Net Investment S.A.	153	11	142	—
Procesadora Regional S.A.	24,632	8,834	15,798	(1,240)
Sudamericana Asesores de Seguros S.A.	3,268	2,188	1,080	945
Sudamericana Holding S.A.	258,711	5,318	253,393	44,403
Tarjeta Naranja S.A.	9,480,539	7,684,667	1,795,872	345,581
Tarjetas Cuyanas S.A.	1,919,893	1,542,065	377,828	100,674
Tarjetas del Mar S.A.	390,089	346,346	43,743	9,469
Tarjetas Regionales S.A.	2,313,671	5,645	2,308,026	454,100

Information as of:	12.31.12			09.30.12
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	52,556,641	47,652,688	4,903,953	939,785
Banco Galicia Uruguay S.A. (in liquidation)	76,156	20,486	55,670	(2,544)
Cobranzas Regionales S.A.	15,433	6,888	8,545	3,486
Cobranzas y Servicios S.A.	27,095	3,790	23,305	2,216
Compañía Financiera Argentina S.A.	3,115,276	2,144,669	970,607	155,233
Galicia (Cayman) Ltd.	336,565	5	336,560	43,373
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	11,196	3,008	8,188	2,063
Galicia Retiro Compañía de Seguros S.A.	88,967	75,766	13,201	265
Galicia Seguros S.A.	432,652	272,819	159,833	31,276
Galicia Valores S.A.	32,313	11,326	20,987	620
Galicia Warrants S.A.	38,838	18,405	20,433	7,079
Net Investment S.A.	161	19	142	(10)
Procesadora Regional S.A.	9,333	7,031	2,302	163
Sudamericana Asesores de Seguros S.A.	2,320	1,399	921	150
Sudamericana Holding S.A.	213,406	22,285	191,121	34,276
Tarjeta Naranja S.A.	7,770,257	6,211,081	1,559,176	344,293
Tarjetas Cuyanas S.A.	1,697,511	1,397,245	300,266	70,220
Tarjetas del Mar S.A.	308,184	273,910	34,274	(2,057)
Tarjetas Regionales S.A.	1,945,437	5,115	1,940,322	397,995

On September 4, 2012, Grupo Financiero Galicia S.A.’s Board of Directors resolved to approve the sale of 100% of its interest in Galval Agente de Valores S.A. Therefore, its consolidation was discontinued as of September 30, 2012.

On June 12, 2013, the transfer of its 100% interest in Galval Agente de Valores S.A. was finalized.

On August 29, 2012, Grupo Financiero Galicia S.A. remained the only shareholder of GV Mandataria de Valores S.A. (in liquidation). As a consequence of that, on November 12, 2012, the General Extraordinary Shareholders’ Meeting of GV Mandataria de Valores S.A. (in liquidation) approved the proposal for the dissolution and later liquidation of the company due to the reduction of shareholders to only one, in compliance with Section 94, Subsection 8, of the Corporations Law No. 19550. On August 6, 2013, the liquidator of GV Mandataria de Valores S.A. (in liquidation)

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

submitted the proposal for the final distribution of profits to Grupo Financiero Galicia S.A., for the amount of $ 20. Such amount was credited on August 6, 2013. As from December 31, 2012, Grupo Financiero Galicia S.A. discontinued its consolidation with said company.

During this period, Compañía Financiera Argentina S.A. acquired 3% of the shares in Galicia Valores S.A. Banco de Galicia y Buenos Aires S.A. holds the remaining 97%.

The percentage of the controlled companies’ Shareholders’ Equity owned by third parties has been disclosed in the Balance Sheet, under the “Minority Interest in Consolidated Controlled Companies” account.

The gain (loss) on the minority interest is disclosed in the Income Statement under “Minority Interest Gain (Loss)”.

The minority interest percentages at period/fiscal year-end are the following:

Information as of:	09.30.13	12.31.12
Banco de Galicia y Buenos Aires S.A.	5.05667%	5.07034%
Banco Galicia Uruguay S.A. (in liquidation)	5.05667%	5.07034%
Cobranzas Regionales S.A.	26.89363%	26.90416%
Cobranzas y Servicios S.A.	5.19916%	5.21282%
Compañía Financiera Argentina S.A.	4.98497%	4.91823%
Galicia (Cayman) Ltd.	5.05667%	5.07034%
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	5.05667%	5.07034%
Galicia Retiro Compañía de Seguros S.A.	0.63213%	0.63384%
Galicia Seguros S.A.	0.63228%	0.63399%
Galicia Valores S.A.	5.05212%	5.07072%
Galicia Warrants S.A.	0.63208%	0.63379%
Net Investment S.A.	0.63208%	0.63379%
Procesadora Regional S.A.	25.80179%	25.81250%
Sudamericana Asesores de Seguros S.A.	0.63764%	0.63935%
Sudamericana Holding S.A.	0.63207%	0.63378%
Tarjeta Naranja S.A.	26.89363%	26.90416%
Tarjetas Cuyanas S.A.	26.89363%	26.90416%
Tarjetas del Mar S.A.	5.11364%	5.12731%
Tarjetas Regionales S.A.	26.89363%	26.90416%

NOTE 3. GOVERNMENT AND PRIVATE SECURITIES

At period/fiscal year-end, holdings of government and private securities were as follows:

	09.30.13	12.31.12
Government Securities
Holdings Recorded at Fair Market Value
Government Bonds	810,478	118,655

Total Holdings Recorded at Fair Market Value	810,478	118,655

Holdings Recorded at their Acquisition Cost plus the I.R.R.
Government Bonds	557,286	824,188

Total Holdings Recorded at their Acquisition Cost plus the I.R.R.	557,286	824,188

Instruments Issued by the Argentine Central Bank
Argentine Central Bank Bills at Fair Market Value	1,189,206	1,309,213
Argentine Central Bank Bills for Repo Transactions	206,530	38,497
Argentine Central Bank Bills at Acquisition Cost plus the I.R.R.	2,649,392	1,165,474
Argentine Central Bank Notes at Fair Market Value	—	125,494
Argentine Central Bank Notes at Acquisition Cost plus the I.R.R.	—	46,615

Total Instruments Issued by the Argentine Central Bank	4,045,128	2,685,293

Total Government Securities	5,412,892	3,628,136

Private Securities
Negotiable Obligations (Listed)	2,681	188

Total Private Securities	2,681	188

Provisions	—	(1,180)

Total Government and Private Securities	5,415,573	3,627,144

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 4. LOANS

The lending activities carried out by Grupo Financiero Galicia S.A. through its subsidiaries are as follows:

a. Loans to the Non-financial Public Sector: They are primarily loans to the National Government and to Provincial Governments.

b. Loans to the Financial Sector: They represent loans to banks and local financial institutions.

c. Loans to the Non-financial Private Sector and Residents Abroad: They include the following types of loans:

Overdrafts: Short-term obligations issued in favor of customers.

Promissory Notes: Endorsed promissory notes, discount and factoring.

Mortgage Loans: Loans for the purchase of real estate for housing purposes, secured by such purchased real estate or commercial loans secured by real estate mortgages.

Collateral Loans: Loans in which a pledge is granted as collateral, as an integral part of the loan instrument.

Credit Card Loans: Loans granted to credit card holders.

Personal Loans: Loans to natural persons.

Others: This item primarily involves export prefinancing loans and short-term placements in banks abroad.

According to the Argentine Central Bank regulations, the loan portfolio breaks down as follows: The non-financial public sector, the financial sector and the non-financial private sector and residents abroad. Moreover, the Company must disclose the type of collateral established on the applicable loans to the non-financial private sector.

At period/fiscal year-end, the Company’s loan portfolio was classified as follows:

	09.30.13	12.31.12
Non-financial Public Sector	12,325	25,657
Financial Sector	694,184	356,617
Non-financial Private Sector and Residents Abroad	51,229,268	43,942,659
With Preferred Guarantees	2,130,209	1,698,882
With Other Collateral	7,765,761	6,829,534
With No Collateral	41,333,298	35,414,243

Subtotal	51,935,777	44,324,933

Allowance for Loan Losses	(2,168,856)	(1,731,954)

Total	49,766,921	42,592,979

Such loans were granted in the normal course of transactions with standard terms, interest rates, and collateral requirements.

NOTE 5. STATEMENT OF DEBTORS’ STATUS

The loan classification criteria set forth by the Argentine Central Bank is as follows:

COMMERCIAL LOAN PORTFOLIO

Classification:	Description
Normal	Cash flow analysis shows that the customer is widely able to meet all of its financial commitments. Among the indicators that can reflect this situation, the following are worth noting: The customer shows a liquid financial situation, regularly complies with the payment of its obligations, has a qualified and honest management, has an appropriate information system, belongs to a sector of the economic activity or to a business sector that shows an acceptable future trend and is competitive with regard to the activities it conducts.

With Special Follow-Up – Under Observation	Cash flow analysis shows, at the time of carrying out the analysis, that the customer is able to meet all of its financial commitments. However, there are possible situations that, in case they are not duly controlled or else solved, could compromise the customer’s future repayment capacity.

With Special Follow-Up – Under Negotiation or under Refinancing Agreements.	This category includes those customers who, when unable to meet their financial commitments pursuant to the terms and conditions agreed, irrefutably state their intention to refinance their debt.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

With Problems	Cash flow analysis shows that the customer is unable to meet its financial commitments in a normal manner and that, in case such problems are not solved, they could result in a loss for the financial institution.

High Risk of Insolvency	Cash flow analysis shows that the customer is highly unlikely to meet all of its financial commitments.

Uncollectible	Customers’ debts included in this category are considered uncollectible. Even though there is some possibility of recovering these assets under certain circumstances in the future, it is evident they are uncollectible at the time of the analysis.

CONSUMER AND HOUSING LOAN PORTFOLIO

Classification:	Description
Normal	This category includes customers who duly and timely comply with the payment of their commitments, or else with payment in arrears of less than 31 days. Provisional overdrafts shall be considered normal until day 61 from the granting date.

Low Risk	It includes customers with occasional late payments at the time of meeting their commitments, with payments in arrears of more than 31 days and up to 90 days.

Medium Risk	This category includes customers who show some inability to meet their commitments, with payments in arrears of more than 90 days and up to 180 days.

High Risk	It includes customers with payments in arrears of more than 180 days and up to one year.

Uncollectible	This category includes insolvent or bankrupt customers, with little or no possibility of collection, or with payments in arrears in excess of one year.

The category “financing” includes the items with regard to which debtors should be classified, from the point of view of the debtors’ creditworthiness, recorded under the accounts detailed below:

	09.30.13	12.31.12
Loans	51,935,777	44,324,933
Other Receivables Resulting from Financial Brokerage	1,461,936	1,290,732
Receivables from Financial Leases	1,050,598	860,649
Miscellaneous Receivables	9,585	10,641
Contingent Liabilities	4,992,888	4,837,638

Total	59,450,784	51,324,593

As of September 30, 2013 and December 31, 2012, the classification of debtors was as follows:

	09.30.13	12.31.12
COMMERCIAL LOAN PORTFOLIO
Normal	22,544,595	20,304,613

Backed by Preferred Guarantees and Counter-guarantees “A”	314,248	232,066
Backed by Preferred Guarantees and Counter-guarantees “B”	1,797,476	1,385,103
With No Preferred Guarantees or Counter-guarantees	20,432,871	18,687,444

With Special Follow-Up – Under Observation	108,337	96,216

Backed by Preferred Guarantees and Counter-guarantees “B”	27,098	11,046
With No Preferred Guarantees or Counter-guarantees	81,239	85,170

With Problems	65,448	45,615

Backed by Preferred Guarantees and Counter-guarantees “B”	2,758	33
With No Preferred Guarantees or Counter-guarantees	62,690	45,582

High Risk of Insolvency	72,958	23,493

Backed by Preferred Guarantees and Counter-guarantees “B”	6,696	2,294
With No Preferred Guarantees or Counter-guarantees	66,262	21,199

Uncollectible	2,182	5,702

Backed by Preferred Guarantees and Counter-guarantees “B”	1,734	1,734
With No Preferred Guarantees or Counter-guarantees	448	3,968

Total Commercial Loan Portfolio	22,793,520	20,475,639

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

	09.30.13	12.31.12
CONSUMER AND HOUSING LOAN PORTFOLIO
Normal	33,638,720	28,470,285

Backed by Preferred Guarantees and Counter-guarantees “A”	5,852	4,038
Backed by Preferred Guarantees and Counter-guarantees “B”	936,822	815,062
With No Preferred Guarantees or Counter-guarantees	32,696,046	27,651,185

Low Risk	989,597	936,171

Backed by Preferred Guarantees and Counter-guarantees “A”	—	650
Backed by Preferred Guarantees and Counter-guarantees “B”	8,624	15,685
With No Preferred Guarantees or Counter-guarantees	980,973	919,836

Medium Risk	666,059	566,464

Backed by Preferred Guarantees and Counter-guarantees “B”	5,824	3,666
With No Preferred Guarantees or Counter-guarantees	660,235	562,798

High Risk	966,154	644,955

Backed by Preferred Guarantees and Counter-guarantees “A”	147	—
Backed by Preferred Guarantees and Counter-guarantees “B”	3,370	3,179
With No Preferred Guarantees or Counter-guarantees	962,637	641,776

Uncollectible	394,418	229,236

Backed by Preferred Guarantees and Counter-guarantees “B”	4,529	2,561
With No Preferred Guarantees or Counter-guarantees	389,889	226,675

Uncollectible due to Technical Reasons:	2,316	1,843

Backed by Preferred Guarantees and Counter-guarantees “B”	—	6
With No Preferred Guarantees or Counter-guarantees	2,316	1,837

Total Commercial and Housing Loan Portfolio	36,657,264	30,848,954

Grand Total	59,450,784	51,324,593

The management and mitigation of credit risk are described in Note 36 on risk management policies.

NOTE 6. ALLOWANCES FOR LOAN LOSSES

The changes in allowances for loan losses at period/fiscal year-end were the following:

	09.30.13	12.31.12
Balances at Beginning of Fiscal Year	1,731,954	1,283,953
Increases	1,216,203	1,343,005
Decreases	779,301	895,004
Reversals	—	60,375
Uses	779,301	834,629

Balances at Period/Fiscal Year-end	2,168,856	1,731,954

NOTE 7. OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE – OTHERS NOT INCLUDED IN THE DEBTOR CLASSIFICATION REGULATIONS

At period/fiscal year-end, the breakdown of the account “Others Not Included in the Debtor Classification Regulations” was the following:

	09.30.13	12.31.12
Unlisted Participation Certificates and Debt Securities in Financial Trusts	1,691,363	1,549,494
Others	461,612	368,633

Total	2,152,975	1,918,127

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 8. DERIVATIVE INSTRUMENTS

FORWARD PURCHASE-SALE OF FOREIGN CURRENCY WITHOUT DELIVERY OF THE UNDERLYING ASSET

Mercado Abierto Electrónico (“M.A.E.”) and Rosario Futures Exchange (“RO.F.EX.”) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents, including Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A. The general settlement mode for these transactions is without delivery of the traded underlying asset. Settlement is carried out on a daily basis, in Pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

As of September 30, 2013, forward purchase and sale transactions carried out by the aforementioned subsidiaries totaled $ 6,538,524 and $ 3,039,422, respectively, while as of December 31, 2012 they totaled $ 3,764,741 and $ 1,546,126, respectively.

Apart from that, transactions have been conducted directly with Banco de Galicia y Buenos Aires S.A.’s customers pursuant to the above-mentioned conditions, being the balances settled at the expiration date of the contract. As of September 30, 2013, forward purchase and sale transactions totaled $ 810,986, while as of December 31, 2012, purchase and sale transactions totaled $ 68,728 and $ 272,839, respectively (balances net of eliminations corresponding to transactions conducted with Grupo Financiero Galicia S.A. and other controlled companies).

Said transactions are recorded under Memorandum Accounts for the notional value traded. Accrued balances pending settlement are recorded in the category “Balances from Forward Transactions without Delivery of Underlying Asset to be Settled” under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as appropriate.

Furthermore, as of September 30, 2013, Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A. carried out currency hedging transactions in relation to the principal payment of their negotiable obligations for a total amount of US$ 219,684, from which US$ 135,784 were carried out with Banco de Galicia y Buenos Aires S.A. and US$ 83,900 were carried out with Compañía Financiera Argentina S.A.

As of December 31, 2012, the aforementioned subsidiaries had carried out purchase transactions for hedging purposes for a total amount of US$ 218,183, from which US$ 183,183 were carried out with Banco de Galicia y Buenos Aires S.A. and US$ 35,000 were carried out with Compañía Financiera Argentina S.A.

In turn, Grupo Financiero Galicia S.A. entered into forward foreign currency hedge contracts with the purpose of covering the risk associated with the exchange rate exposure of financial debts in U.S. Dollars. The Company’s purpose when entering into these contracts is to reduce its exposure to U.S. Dollar fluctuations and denominate its future commitments in Pesos. As of December 31, 2012, purchase contracts were entered into with Banco de Galicia y Buenos Aires S.A. for a total amount of US$ 14,000 (equivalent to $ 68,842). As of September 30, 2013, the Company had no forward foreign currency hedge contracts in force.

PURCHASE-SALE OF INTEREST RATE FUTURES

These products are traded within the trading environment created by the M.A.E. The underlying asset is the Badlar rate of private banks for time deposits of more than one million Pesos for a term from 30 to 35 days. Settlement is carried out on a daily basis for the difference between the forward price or value of the traded underlying asset and the closing price or value, the difference in price being charged to income. As of September 30, 2013, sale transactions conducted by Banco de Galicia y Buenos Aires S.A. amounted to $ 22,000, while as of December 31, 2012, purchase and sale transactions totaled $ 20,000 and $ 102,000, respectively. Said transactions are recorded under Memorandum Accounts for the notional value traded.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

In case balances pending settlement exist, they are recorded in the category “Balances from Forward Transactions without Delivery of Underlying Asset to be Settled” under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as appropriate.

INTEREST RATE SWAPS

These transactions are conducted within the environment created by the M.A.E., and the settlement thereof is carried out on a monthly basis, in Pesos, for the difference between the cash flows calculated using a variable rate (Badlar for private banks for time deposits of 30 to 35 days) and the cash flows calculated using a fixed rate, or vice versa, on the notional value agreed, the difference in price being charged to income.

As of September 30, 2013, transactions conducted by Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina amounted to $ 389,000, while as of December 31, 2012, they amounted to $ 271,000. Said transactions are recorded under Memorandum Accounts for the notional value traded.

Moreover, transactions have been conducted with customers of Banco de Galicia y Buenos Aires S.A., which amount to $ 449,555 as of September 30, 2013, and to $ 132,955 as of December 31, 2012 (balance net of eliminations corresponding to transactions conducted with other controlled companies).

Accrued balances pending settlement are recorded in the category “Balances from Forward Transactions without Delivery of Underlying Asset to be Settled” under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as appropriate.

CALL OPTIONS BOUGHT AND WRITTEN ON GOLD FUTURES WITHOUT DELIVERY OF THE UNDERLYING ASSET

These transactions have been conducted with the purpose of hedging the variable yield of the deposits received by Banco de Galicia y Buenos Aires S.A. and set forth by the Argentine Central Bank.

The deposit date, the term to exercise the option and the underlying asset were the same as those for the related deposit. Notional amounts have been computed so that the offset value of derivative instruments is similar to the variable yield of the investment. Changes in the value of the underlying asset at the time of the arrangement and at period-end, equivalent to the variable yield, have been recognized in Income and are recorded under “Premiums from Options Bought - Other Receivables Resulting from Financial Brokerage” and/or under “Premiums from Options Written - Other Liabilities Resulting from Financial Brokerage”, as appropriate. Premiums received and/or paid have accrued on a straight-line basis during the currency of the agreement.

As of December 31, 2012, call options bought and written on gold futures amounted to $ 81,560 and $ 89,768, respectively. These options were recorded under “Memorandum Accounts – Debit-Derivatives - Notional Value of Call Options Bought” and under “Memorandum Accounts – Credit-Derivatives – Notional Value of Call Options Written”.

PUT OPTIONS WRITTEN

As established by Section 4, subsection a), and Section 6 of Decree No. 1836/02 and the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. granted the holders of Rescheduled Deposit Certificates, who had opted to receive Boden 2013 in lieu of the payment of those certificates, an option to sell coupons. As of December 31, 2012, said options were valued at the strike price.

These options have been recorded under “Memorandum Accounts – Credit-Derivatives - Notional Value of Put Options Written” in the amount of $ 31,106 as of December 31, 2012.

Banco de Galicia y Buenos Aires S.A.’s management of financial risks is carried out within the limits of the policies approved by the Board of Directors in such respect. In that sense, “derivative instruments” carried out are means for the Company to hedge its risk exposures and/or used as a financial product to develop investment and trading strategies. In both cases, the use of these instruments is performed within the guidelines of internal policies set forth by the Bank.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 9. EQUITY INVESTMENTS

As of period/fiscal year-end, the breakdown of “Equity Investments” was as follows:

	09.30.13	12.31.12
In Financial Institutions, Supplementary and Authorized Activities
Banco Latinoamericano de Exportaciones S.A.	2,871	2,438
Banelco S.A.	12,265	8,230
Mercado de Valores de Buenos Aires S.A.	8,140	8,139
Tarjeta Naranja Perú S.A.	15,829	17,315
Visa Argentina S.A.	4,901	4,901
Others	826	814

Total Equity Investments in Financial Institutions, Supplementary and Authorized Activities	44,832	41,837

In Non-financial Institutions
AEC S.A.	26,703	26,703
Aguas Cordobesas S.A.	8,911	8,911
Distrocuyo S.A.	3,955	3,955
Electrigal S.A.	5,455	5,455
Nova Re Compañía Argentina de Reaseguros S.A.	11,687	11,515
Others	1,524	5,710

Total Equity Investments in Non-financial Institutions	58,235	62,249

Allowances	(25,151)	(27,992)

Total	77,916	76,094

NOTE 10. MISCELLANEOUS RECEIVABLES - OTHERS

As of period/fiscal year-end, the breakdown of “Miscellaneous Receivables - Others” was as follows:

	09.30.13	12.31.12
Sundry Debtors	308,113	291,192
Deposits as Collateral	436,987	215,562
Tax Advances	387,834	424,563
Payments in Advance	128,158	79,412
Others	30,919	29,413

Total	1,292,011	1,040,142

NOTE 11. BANK PREMISES AND EQUIPMENT

As of period/fiscal year-end, the breakdown of “Bank Premises and Equipment” was as follows:

	09.30.13	12.31.12
Real Estate	1,189,420	1,122,200
Furniture and Fixtures	334,124	301,136
Machines and Equipment	707,952	621,835
Vehicles	13,259	12,932
Others	9,654	9,457
Accumulated Depreciation	(982,320)	(876,051)

Total	1,272,089	1,191,509

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As of September 30, 2013 and 2012, the depreciation charge amounted to $ 112,698 and $ 82,794, respectively.

NOTE 12. MISCELLANEOUS ASSETS

As of period/fiscal year-end, the breakdown of “Miscellaneous Assets” was as follows:

	09.30.13	12.31.12
Work in Progress	114,124	64,705
Advances for Purchase of Assets	46,434	14,048
Works of Art	1,527	1,504
Assets under Lease	18,550	18,563
Assets Acquired through Foreclosures	6,245	10,068
Stationery and Office Supplies	31,755	17,544
Other Miscellaneous Assets	51,831	58,308

Total	270,466	184,740

As of September 30, 2013 and 2012, the depreciation and loss charge amounted to $ 707 and $ 850, respectively.

NOTE 13. INTANGIBLE ASSETS

As of period/fiscal year-end, the breakdown of “Intangible Assets” was as follows:

	09.30.13	12.31.12
Goodwill Net of Accumulated Amortization amounting to $ 16,170 and $ 14,715, respectively	7,433	8,888
Organization and Development Expenses Net of Accumulated Amortization amounting to $ 1,510,693 and $ 1,490,579, respectively	1,329,143	1,076,129

Total	1,336,576	1,085,017

As of September 30, 2013 and 2012, the amortization charge amounted to $ 186,519 and $ 143,529, respectively.

NOTE 14. OTHER ASSETS

The account “Other Assets” includes assets related to the insurance activity. At period/fiscal year-end, the breakdown of this account was the following:

	09.30.13	12.31.12
Premiums Receivable	200,023	144,462
Receivables from Reinsurers	8,814	3,501
Commissions Receivable	1,189	710
Others	1,453	1,575
Allowances	(6,586)	(4,896)

Total	204,893	145,352

NOTE 15. RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. shall maintain a monthly average liquidity level.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As of September 30, 2013, the balances recorded by such institution as computable items are as follows:

Item	$	US$
Checking Accounts at the Argentine Central Bank	3,673.716	604,475
Special Guarantees Accounts at the Argentine Central Bank	652,245	1,800
Special Checking Accounts at the Argentine Central Bank for Social Security Purposes	11,918	—

Total Computable Items to Meet Minimum Cash Requirements	4,337,879	606,275

As of September 30, 2013, the ability to freely dispose of certain assets corresponding to the controlled companies was restricted, as follows:

BANCO DE GALICIA Y BUENOS AIRES S.A.

a)	Cash and Government Securities

- For transactions carried out at RO.F.EX. and at M.A.E.	$258,544
- For debit / credit cards transactions	$249,013
- For attachments	$2,008
- For other transactions	$3,673

b)	Special Guarantees Accounts

Special guarantees accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of September 30, 2013 amounted to $ 662,670.

c)	Deposits in favor of the Argentine Central Bank

- Unavailable deposits related to foreign exchange transactions	$533
- Securities held in custody to act as register agent of book-entry mortgage securities	$2,289

d)	Equity Investments

The account “Equity Investments” includes shares, the transfer of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

•	Electrigal S.A.: 1,222,406 non-transferable non-endorsable registered ordinary shares.

•	Aguas Cordobesas S.A.: 900,000 class E ordinary shares.

Banco de Galicia y Buenos Aires S.A., as a shareholder of Aguas Cordobesas S.A. and proportionally to its 10.833% interest, is jointly responsible before the Provincial State for the contractual obligations arising from the concession contract during the entire term thereof.

If any of the other shareholders fails to comply with the commitments arising from their joint responsibility, Banco de Galicia y Buenos Aires S.A. may be forced to assume the unfulfilled commitment by the grantor, but only in the proportion and to the extent of the interest held by said Bank.

e)	Guarantees Granted for Direct Obligations

As of September 30, 2013, Banco de Galicia y Buenos Aires S.A. has recorded $ 388,892 as collateral for credit lines granted by the International Finance Corporation (“IFC”), and the related transactions have been allocated to the resources provided thereby.

As collateral for the funds requested, through the Argentine Central Bank, from the Subsecretaría de la Micro, Pequeña y Mediana Empresa y Desarrollo Provincial destined to the financing of the Global Credit Program for Micro-, Small- and Medium-sized Companies, Banco de Galicia y Buenos Aires S. A. used four promissory notes. As of September 30, 2013, the balance of secured loans was $ 64,533.

Furthermore, as of September 30, 2013, Banco de Galicia y Buenos Aires S.A. used promissory notes as collateral for the loans granted within the Credit Program to the Provinces of San Juan and Mendoza for the amount of $ 27,000.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As of September 30, 2013, the total amount of restricted assets corresponding to Banco de Galicia y Buenos Aires S.A. for the aforementioned items was $ 1,659,155, while as of December 31, 2012 it was $ 1,346,304.

COMPAÑÍA FINANCIERA ARGENTINA S.A.

As a consequence of certain lawsuits and claims related to the ordinary course of business, as of September 30, 2013 and December 31, 2012, Compañía Financiera Argentina S.A. has been levied attachments on some banking accounts for an amount of $ 469, recorded under “Miscellaneous Receivables”. This amount has been fully included in a provision.

Furthermore, as of September 30, 2013, with the purpose of conducting transactions at M.A.E., this company records collaterals in favor of the Argentine Central Bank for $ 99,864, corresponding to a F.V. of $ 105,000, for instruments issued by said entity, which have been recorded under “Other Receivables Resulting from Financing Brokerage.” At the end of the previous fiscal year, such collaterals totaled $ 36,864.

Additionally, as of September 30, 2013, the company has special guarantee accounts open at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which amount to $ 8,002.

GALICIA VALORES S.A. SOCIEDAD DE BOLSA

As of September 30, 2013 and December 31, 2012, this company holds three shares of Mercado de Valores de Buenos Aires S.A., which secure an insurance policy covering transactions for $ 6,450.

TARJETA NARANJA S.A.

Tarjeta Naranja S.A. has been levied attachments in connection with lawsuits for $ 872, and it has paid $ 350 as guarantees regarding certain tax issues. These amounts shall not be available until such issues are resolved.

Tarjeta Naranja S.A. has guaranteed several loans from financial institutions, through funds registered into escrow accounts. Said guarantee shall be effective up to the total payment of the above-mentioned loans, the non-amortized principal of which amounts to $ 44,500 as of September 30, 2013.

Moreover, pursuant to the agreements entered into with financial institutions and as collateral for the loans received and the issuance of negotiable obligations, Tarjeta Naranja S.A. has agreed not to dispose of any assets or levy any encumbrance thereon, for an amount higher than 35% of Tarjeta Naranja S.A.’s assets in some cases, and 15% of said company’s Shareholders’ Equity. It is worth mentioning that the above-mentioned restrictions shall not be applied for transactions carried out during the ordinary course of the company’s business.

NOTE 16. NEGOTIABLE OBLIGATIONS

There follows a breakdown of the Global Programs for the Issuance of Negotiable Obligations outstanding:

Company	Authorized Amount (*)		Type of Negotiable Obligations	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
Grupo Financiero Galicia S.A.	US$	100,000	Simple negotiable obligations, not convertible into shares	5 years	03.09.09 confirmed on 08.02.12	Resolution No. 16113 dated 04.29.09 – Authorization of the increase, Resolution No. 17064 dated 04.25.13
Banco de Galicia y Buenos Aires S.A.	US$	2,000,000	Simple negotiable obligations, not convertible into shares, subordinated or not, secured or unsecured.	5 years	09.30.03 confirmed on 04.27.06	Resolution No. 14708 dated 12.29.03

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Banco de Galicia y Buenos Aires S.A.	US$	342,500	Simple negotiable obligations, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured.	5 years	04.28.05 confirmed on 04.26.07	Resolution No. 15228 dated 11.04.05 and extended through Resolution No. 16454 dated 11.11.10
Compañía Financiera Argentina S.A.	US$	250,000	Simple negotiable obligations, not convertible into shares	08.03.16	11.25.10	Resolution No. 16505 dated 01.27.11
Tarjeta Naranja S.A.	US$	650,000	Simple negotiable obligations, not convertible into shares	5 years	03.08.12	Resolution No. 16822 dated 05.23.12
Tarjetas Cuyanas S.A.	US$	120,000	Simple negotiable obligations, not convertible into shares	5 years	03.30.10 confirmed on 04.06.10	Resolution No. 16328 dated 05.18.10

(*)	Or its equivalent in any other currency.

Banco de Galicia y Buenos Aires S.A. has the following Subordinated Negotiable Obligations outstanding issued under the Global Program of US$ 2,000,000 as of the close of the period/fiscal year:

	Currency	Residual F.V. (US$) as of 09.30.13		Term	Rate	Book Value (*)		Issuance Authorized by the C.N.V.
Date of Issuance						09.30.13	12.31.12
05.18.04	US$	240,864	(**)	(1)	(2)	1,432,988	1,188,015	12.29.03 and 04.27.04

(*)	It includes principal and interest net of expenses.
(**)	This amount includes US$ 22,653 of the capitalization of semi-annual interest services due from January 1, 2012 to July 1, 2013, on the account of the payment-in-kind (by means of Negotiable Obligations due 2019).

The net proceeds of the above-mentioned issue of Negotiable Obligations were used to refinance the foreign debt in accordance with Section 36 of the Law on Negotiable Obligations, the Argentine Central Bank regulations, and other applicable regulations.

(1)	These Negotiable Obligations shall be fully amortized upon maturity on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer’s option at any time, after all Negotiable Obligations due 2014 have been fully repaid.
(2)	Interest on Negotiable Obligations due 2019 shall be payable in cash and in additional Negotiable Obligations due 2019, semi-annually in arrears on January 1 and July 1 of each year, commencing on July 1, 2004. Negotiable Obligations due 2019 shall accrue interest payable in cash at an annual fixed rate of 6% as from January 1, 2004 up to, but not including, January 1, 2014. Such interest rate will increase to 11% per annum as from January 1, 2014 up to, but not including, January 1, 2019, the maturity date of the Negotiable Obligations due 2019, unless they are previously redeemed.

Interest payable in kind (by means of Negotiable Obligations due 2019) shall accrue at an annual fixed rate of 5%, beginning on January 1, 2004, and shall be payable on January 1, 2014 and January 1, 2019, unless these Negotiable Obligations are previously redeemed.

The Company has the following Negotiable Obligations outstanding issued under these Global Programs as of the close of the period/fiscal year:

Company	Date of Placement	Currency	Class Number	F.V.		Type (**)	Term	Maturity Date	Rate	Book Value (*)		Issuance Authorized by the C.N.V.
										09.30.13	12.31.12
Grupo Financiero Galicia S.A.	06.08.10	US$	II Series III	US$	26,857	Simple	1078 days	05.21.13	9%	—	133,264	05.07.10
Grupo Financiero Galicia S.A.	08.28.12	$	III		$78,075	Simple	18 months	02.28.14	Variable Badlar Rate + 3.59%	77,514	80,872	08.08.12
Grupo Financiero Galicia S.A.	05.10.13	$	IV		$20,000	Simple	18 months	11.10.14	Variable Badlar Rate + 3.49%	225,769	—	04.25.13
Banco de Galicia y Bs. As. S.A.	05.04.11	US$	—	US$	300,000	Simple	84 months	—	(1)	1,790,081	1,484,645	11.04.05 and 11.11.10
Compañía Financiera Argentina S.A.	07.19.11	$	IV Series II		$102,000	Simple	18 months	01.19.13	Variable Badlar Rate + 4%	—	104,916	06.29.11

(*)	It includes principal and interest, net of eliminations when appropriate. (**) Not convertible into shares. (1) Interest agreed at an annual 8.75% rate shall be paid semiannually on May 4 and November 4 of each year until the maturity date, starting on November 4, 2011.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Company	Date of Placement	Currency	Class Number	F.V.		Type (**)	Term	Maturity Date	Rate	Book Value (*)		Issuance Authorized by the C.N.V.
										09.30.13	12.31.12
Compañía Financiera Argentina S.A.	12.22.11	$	V Series II		$63,932	Simple	18 months	06.22.13	Variable Badlar Rate + 4.25%	—	61,983	12.13.11
Compañía Financiera Argentina S.A.	05.17.12	$	VI Series I		$81,444	Simple	270 days	02.11.13	Annual Fixed Rate at 15.50%	—	82,824	05.08.12
Compañía Financiera Argentina S.A.	05.17.12	$	VI Series II		$72,000	Simple	21 months	02.17.14	Variable Badlar Rate + 2.30%	48,921	71,684	05.08.12
Compañía Financiera Argentina S.A.	09.26.12	$	VII Series I		$49,444	Simple	270 days	06.23.13	Annual Fixed Rate at 17.90%	—	48,869	09.13.12
Compañía Financiera Argentina S.A.	09.26.12	$	VII Series II		$12,500	Simple	18 months	03.26.14	Variable Badlar Rate + 3.75%	111,522	111,277	09.13.12
Compañía Financiera Argentina S.A.	01.17.13	$	VIII Series I		$42,200	Simple	9 months	10.14.13	Annual Nominal Fixed at 19%	43,757	—	01.08.13
Compañía Financiera Argentina S.A.	01.17.13	$	VIII Series II		$57,800	Simple	18 months	07.17.14	Variable Badlar Rate + 4.40%	164,571	—	01.08.13
Compañía Financiera Argentina S.A.	04.23.13	$	IX Series I		$45,000	Simple	270 days	01.18.14	Annual Nominal Fixed at 18.89%	46,464	—	04.12.13
Compañía Financiera Argentina S.A.	04.23.13	$	IX Series II		$155,000	Simple	18 months	10.23.14	Variable Badlar Rate + 2.93%	160,500	—	04.12.13
Tarjeta Naranja S.A.	01.28.11	US$	XIII	US$	200,000	Simple	72 months	01.28.17	Annual Nominal Fixed at 9%	1,168,548	1,011,507	01.14.11
Tarjeta Naranja S.A.	06.14.11	$	XIV Series II		$79,852	Simple	21 months	03.14.13	Variable Badlar Rate + 3.40%	—	26,349	06.06.11
Tarjeta Naranja S.A.	12.19.11	US$	XVI Series II		US 13,947	Simple	731 days	12.19.13	Annual Nominal Fixed at 8.75%	81,385	68,658	12.07.11
Tarjeta Naranja S.A.	04.24.12	$	XVII Series I		$34,610	Simple	365 days	04.24.13	Annual Nominal Fixed at 16.25%	—	35,681	04.13.12
Tarjeta Naranja S.A.	04.24.12	$	XVII Series II		$165,390	Simple	548 days	10.24.13	Variable Badlar Rate + 2.10%	172,755	169,623	04.13.12

(*)	It includes principal and interest, net of eliminations when appropriate.
(**)	Not convertible into shares.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Company	Date of Placement	Currency	Class Number	F.V.		Type (**)	Term	Maturity Date	Rate	Book Value (*)		Issuance Authorized by the C.N.V.
										09.30.13	12.31.12
Tarjeta Naranja S.A.	08.07.12	$	XVIII Series I		$46,421	Simple	270 days	05.04.13	Annual Nominal Fixed at 17.7%	—	46,067	07.26.12
Tarjeta Naranja S.A.	08.07.12	$	XVIII Series II		$102,315	Simple	549 days	02.07.14	Variable Badlar Rate + 4%	103,882	104,724	07.26.12
Tarjeta Naranja S.A.	10.30.12	$	XIX Series I		$52,980	Simple	270 days	07.27.13	Annual Nominal Fixed at 19%	—	54,370	10.19.12
Tarjeta Naranja S.A.	10.30.12	$	XIX Series II		$112,345	Simple	547 days	04.30.14	Variable Badlar Rate + 4.19%	117,244	115,117	10.19.12
Tarjeta Naranja S.A.	02.07.13	$	XX Series I		$35,388	Simple	270 days	11.04.13	Annual Nominal Fixed at 19%	36,548	—	01.24.13
Tarjeta Naranja S.A.	02.07.13	$	XX Series II		$208,136	Simple	546 days	08.07.14	Variable Badlar Rate + 4.25%	215,424	—	01.24.13
Tarjeta Naranja S.A.	05.17.13	$	XXI Series II		$201,800	Simple	549 days	11.17.14	Variable Badlar Rate + 4.39%	201,204	—	05.08.13
Tarjeta Naranja S.A.	08.09.13	$	XXII Series I		$42,023	Simple	270 days	05.06.14	Annual Nominal Fixed at 21%	42,967	—	07.18.13
Tarjeta Naranja S.A.	08.09.13	$	XXII Series II		$114,020	Simple	549 days	02.09.15	Variable Badlar Rate + 3.75%	116,459	—	07.18.13
Tarjetas Cuyanas S.A.	07.29.11	$	V Series II		$77,305	Simple	550 days	01.29.13	Variable Badlar Rate + 4%	—	80,241	07.21.11
Tarjetas Cuyanas S.A.	10.04.11	US$	VI Series II	US$	7,184	Simple	731 days	10.04.13	Annual Nominal Fixed at 8.5%	42,849	36,347	09.21.11
Tarjetas Cuyanas S.A.	01.24.12	$	VII Series II		$43,869	Simple	547 days	07.24.12	Variable Badlar Rate + 2.80%	—	45,155	01.16.12
Tarjetas Cuyanas S.A.	07.31.12	$	VIII Series I		$50,725	Simple	270 days	04.27.13	Annual Nominal Fixed at 17.75%	—	51,007	07.18.12
Tarjetas Cuyanas S.A.	07.31.12	$	VIII Series II		$99,275	Simple	549 days	01.31.14	Variable Badlar Rate + 3.75%	100,489	101,753	07.18.12
Tarjetas Cuyanas S.A.	11.20.12	$	IX Series I		$33,375	Simple	270 days	08.17.13	Annual Nominal Fixed at 19.25%	—	34,125	11.06.12

(*)	It includes principal and interest, net of eliminations when appropriate.
(**)	Not convertible into shares.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Company	Date of Placement	Currency	Class Number	F.V.	Type (**)	Term	Maturity Date	Rate	Book Value (*)		Issuance Authorized by the C.N.V.
									09.30.13	12.31.12
Tarjetas Cuyanas S.A.	11.20.12	$	IX Series II	$102,603	Simple	546 days	05.20.14	Variable Badlar Rate + 4.5%	105,211	104,903	11.06.12
Tarjetas Cuyanas S.A.	02.21.13	$	X Series I	$46,124	Simple	270 days	11.18.13	Annual Nominal Fixed at 19%	47,647	—	02.06.13
Tarjetas Cuyanas S.A.	02.21.13	$	X Series II	$153,168	Simple	546 days	08.21.14	Variable Badlar Rate + 4.19%	156,369	—	02.06.13
Tarjetas Cuyanas S.A.	06.19.13	$	XI Series I	$13,370	Simple	270 days	03.16.14	Annual Nominal Fixed at 20.50%	13,461	—	05.17.13
Tarjetas Cuyanas S.A.	06.19.13	$	XI Series II	$101,214	Simple	548 days	12.19.14	Variable Badlar Rate + 4.89%	101,478	—	05.17.13

Total									5,493,019	4,265,961

(*)	It includes principal and interest, net of eliminations when appropriate.
(**)	Not convertible into shares.

Furthermore, as of September 30, 2013 and December 31, 2012, Banco de Galicia y Buenos Aires S.A. holds past due Negotiable Obligations, the holders of which have not tendered to the restructuring offer as follows:

Date of Issuance	Currency	Residual F.V. (US$) as of 09.30.13	Type	Term	Rate	Book Value (*)		Issuance Authorized by the C.N.V.
						09.30.13	12.31.12
11.08.93	US$	840	Simple	10 years	9%	10,083	13,211	10.08.93

(*)	It includes principal and interest.

Grupo Financiero Galicia S.A.’s Shareholders’ Meeting held on April 14, 2010 approved an increase of US$ 40,000 in the amount of the Global Program for the Issuance of Negotiable Obligations, which was later confirmed by the Company’s Shareholders’ Meeting held on August 2, 2012.

On February 27, 2013, Grupo Financiero Galicia S.A.’s Board of Directors approved to begin the proceedings to increase the amount of the program. On April 25, 2013, the C.N.V. authorized to increase the maximum amount of issuance of the Global Program of Simple Negotiable Obligations, not convertible into shares, for up to a F.V. of US$ 100,000 or its equivalent in other currencies.

On May 8, 2013, Grupo Financiero Galicia S.A. placed Class IV of Negotiable Obligations for a face value of $ 220,000, for an 18-month term, the principal of which shall be amortized upon maturity and shall accrue interest at a variable Badlar rate, plus 3.49%, payable semiannually.

As of September 30, 2013, Banco de Galicia y Buenos S.A. records in its portfolio Negotiable Obligations due 2018 for the amount of $ 30,550, while as of December 31, 2012, it recorded Negotiable Obligations due 2018 for the amount of $ 24,987.

In accordance with the provisions of the Law on Negotiable Obligations and the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. allocated the net proceeds from this issuance of negotiable obligations to grant loans to domestic companies to finance investments in physical assets in Argentina, working capital or to restructure liabilities, personal loans and mortgage loans to finance housing construction, or to acquire interest in domestic companies’ capital stock and other uses envisaged by current regulations.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

In October 2013, Tarjeta Naranja S.A.’s Board of Directors approved the issuance of Class XXIII Negotiable Obligations, to be issued in two series, with a face value of up to $ 250,000.

During the period, Tarjetas Cuyanas S.A.’s Board of Directors approved the issuance of Class XII Negotiable Obligations, to be issued in one or two series, with a global face value of up to $ 200,000. As of the date of preparation of these financial statements, the placement process has been completed.

On October 17, 2013, Compañía Financiera Argentina S.A. placed two series of Class X Negotiable Obligations. Series I with a face value of $ 26,143, for a 270-day term, which shall be amortized upon maturity at an annual nominal 23.50% fixed rate payable on a quarterly basis. Series II for $ 124,000, for an 18-month term, the principal of which shall be paid upon maturity, at a variable Badlar rate plus 4.25% payable on a quarterly basis.

NOTE 17. OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE - OTHERS

As of period/fiscal year-end, the breakdown of “Other Liabilities Resulting from Financial Brokerage - Others” was as follows:

	09.30.13	12.31.12
Collections and Other Transactions on Account of Third Parties	769,453	761,772
Liabilities due to Financing of Purchases	6,428,850	5,715,886
Other Withholdings and Additional Withholdings	526,110	496,403
IDB Credit Line “Global Credit Program for Micro-, Small- and Medium-sized Companies”	21,177	28,801
Correspondent Transactions on Our Account	94,458	52,505
FONTAR Credit Line to Fund Capital Goods	13,829	18,730
Liabilities Subject to Minimum Cash Requirements	77,255	47,792
Miscellaneous Liabilities not Subject to Minimum Cash Requirements	568,557	588,460
Commissions Accrued Payable	59,790	37,567
Others	61,806	29,974

Total	8,621,285	7,777,890

NOTE 18. MISCELLANEOUS LIABILITIES - OTHERS

As of period/fiscal year-end, the breakdown of “Miscellaneous Liabilities - Others” was as follows:

	09.30.13	12.31.12
Sundry Creditors	550,099	468,864
Taxes Payable	915,403	741,068
Salaries and Social Security Contributions Payable	526,046	426,485
Others	136,843	120,855

Total	2,128,391	1,757,272

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 19. PROVISIONS

As of period/fiscal year-end, the breakdown of “Provisions” was as follows:

	09.30.13	12.31.12
Severance Payments	6,334	5,988
Contingent Commitments	147	—
Other Contingencies	238,790	212,089
Negative Goodwill	173,466	247,808
Differences due to Dollarization of Judicial Deposits	2,904	2,338

Total	421,641	468,223

NOTE 20. OTHER LIABILITIES

The account “Other Liabilities” includes liabilities related to the insurance activity. At period/fiscal year-end, the breakdown of this account was the following:

	09.30.13	12.31.12
Debts with Insureds	76,055	58,385
Debts with Reinsurers	10,267	4,607
Debts with Co-insurers	2,793	1,496
Debts with Insurance Brokers	26,703	19,683
Statutory Reserves	149,855	131,498
Others	7,265	5,562

Total	272,938	221,231

NOTE 21. MEMORANDUM ACCOUNTS – CONTROL DEBIT ACCOUNTS - OTHERS

As of period/fiscal year-end, the breakdown of “Control Debit Accounts - Others” was as follows:

	09.30.13	12.31.12
Securities Held in Custody	22,555,751	16,640,504
Values for Collection	6,121,827	6,527,907
Security Agent Function	8,814,125	6,837,536
Others	1,891,513	1,083,917

Total	39,383,216	31,089,864

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 22. TRUST AND SECURITY AGENT ACTIVITIES

a) Trust Contracts for Purposes of Guaranteeing Compliance with Obligations:

Purpose: In order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A., as fiduciary property, amounts to be applied according to the following breakdown:

Date of Contract	Trustor	Balances of Trust Funds		Maturity Date (1)
		$	US$
02.12.08	Sinteplast	177	—	12.31.13
12.21.09	Las Blondas	135	—	04.30.14
12.07.10	Fondo Fiduciario Aceitero	3,111	—	12.31.13
07.26.11	Tecsan III	75,556	—	07.28.16
10.21.11	Coop. de Trab. Portuarios	1,000	—	10.21.13
03.21.12	Latinoamericana III	20,451	—	04.30.15
03.29.12	Benito Roggio II	96,000	—	03.30.15
04.29.13	Profertil	—	116,500	04.30.18
07.01.13	Ribeiro	120,000	—	06.30.16

	Total	316,430	116,500

(1)	These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

b) Financial Trust Contracts:

Purpose: To administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Date of Contract	Trust	Balances of Trust Funds		Maturity Date
		$	US$
07.13.05	Rumbo Norte I	3	4	12.31.13	(3)
10.12.05	Hydro I	7,558	—	09.05.17	(2)
12.05.06	Faid 2011	24	—	12.31.13	(3)
12.06.06	Gas I	21,818	—	12.31.13	(3)
09.05.07	Saturno VII	115	—	12.31.13	(3)
05.06.08	Agro Nitralco II	1,191	—	12.31.13	(3)
05.14.09	Gas II	4,529,709	—	12.31.22	(3)
02.10.11	Cag S.A.	30,208	—	12.31.13	(3)
04.25.11	Faid 2015	39,050	—	02.29.16	(3)
06.08.11	Mila III	12,056	—	10.31.16	(3)
09.01.11	Mila IV	18,577	—	06.30.17	(3)
09.14.11	Cag S.A. II	29,534	—	12.31.13	(3)
10.07.11	Sursem III	96	—	12.31.13	(3)
05.31.12	Fideicred Agro I Series I	52,233	—	05.31.16	(3)
12.27.12	Pla	12,855	—	05.31.16	(3)
04.03.13	Welfas I	12,692	—	05.31.14	(3)
04.17.13	Sursem IV	19,456	—	10.31.14	(3)
09.18.13	Don Mario Semillas Series I	15,394	—	10.31.14	(3)
09.30.13	Fideicred Atanor I	37,828	—	01.31.15	(3)

	Totals	4,840,397	4

(2)	These amounts shall be released monthly until redemption of debt securities.
(3)	Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

c) Activities as Security Agent:

c.1) Under the terms and conditions for the issuance of Class I Negotiable Obligations for a F.V. of US$ 25,000 corresponding to INVAP S.E., Banco de Galicia y Buenos Aires S.A. entered into an agreement with the latter whereby the Bank undertakes the function of Security Agent.

Pursuant to the terms set forth in the above agreement, INVAP S.E. granted in rem rights with first pledge and privilege over payment rights and any other credit right owned by INVAP S.E. in favor of the Security Agent and in representation of the holders of the secured Negotiable Obligations, in order that the latter can guarantee compliance thereof until the redemption of such Negotiable Obligations.

Banco de Galicia y Buenos Aires S. A., in its capacity as Security Agent, is in charge of the administration of pledged banking accounts, authorized investments, and also carries out all functions specified under the terms and conditions of the agreement. Pledged balances as of September 30, 2013 amount to US$ 41,228 and $ 67, while as of December 31, 2012 said balances amounted to US$ 26,311 and $ 75.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

c.2) Banco de Galicia y Buenos Aires S.A. has been appointed Security Agent to custody the National Treasury’s endorsement guarantees in favor of ENARSA (Energía Argentina S.A.) that were assigned in favor of Nación Fideicomisos S.A. in its capacity of Trustee of “ENARSA-BARRAGAN” and “ENARSA-BRIGADIER LOPEZ” financial trusts.

Said endorsement guarantees secure the payment of all obligations arising from the above-mentioned trusts.

Banco de Galicia y Buenos Aires S.A., in its capacity as Security Agent, will custody the documents regarding the National Treasury’s endorsement guarantees and will be in charge of managing all legal and notarial proceedings with respect to the enforcement thereof.

As of September 30, 2013 and December 31, 2012, the balances recorded from these transactions amount to US$ 1,364,097 and $ 408, respectively.

c.3) In April 2013, at the time of entering into the Contract for the Fiduciary Assignment and Trust for Guarantee Purposes “Profertil S.A.”, Banco de Galicia y Buenos Aires S.A. was appointed security agent with regard to the Chattel Mortgage Agreement, transaction that was completed on June 18, 2013, which additionally secures all the obligations undertaken.

As of September 30, 2013, the balance recorded from these transactions amounts to US$ 116,500.

NOTE 23. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

The balances of assets and liabilities in foreign currency (mainly in U.S. Dollars) at period/fiscal year-end are detailed as follows.

Assets	09.30.13	12.31.12
Cash and Due from Banks	3,950,331	3,589,051
Government and Private Securities	366,370	247,158
Loans	2,679,403	2,690,252
Other Receivables Resulting from Financial Brokerage	866,734	640,479
Receivables from Financial Leases	27,639	32,624
Equity Investments	18,810	23,712
Miscellaneous Receivables	24,010	23,472
Unallocated Items	23	123
Other Assets	5,506	557

Total	7,938,826	7,247,428

Liabilities	09.30.13	12.31.12
Deposits	3,125,127	3,132,653
Other Liabilities Resulting from Financial Brokerage	4,804,267	4,030,942
Miscellaneous Liabilities	12,021	13,994
Subordinated Negotiable Obligations	5	1,188,015
Unallocated Items	1,432,988	161
Other Liabilities	5,771	2,763

Total	9,380,179	8,368,528

The management and mitigation of currency risk are described in Note 36 on risk management policies.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 24. BREAKDOWN OF THE ITEMS RECORDED UNDER “OTHERS” IN THE INCOME STATEMENT

Financial Expenses	09.30.13	09.30.12
Turnover Tax	667,374	408,686
Premiums for Repo Transactions	10,127	23,488
Others	109	23,435

Total	677,610	455,609

Income from Services	09.30.13	09.30.12
Commissions from Cards	1,852,890	1,337,787
Commissions from Insurance	161,497	156,508
Others	539,127	345,111

Total	2,553,514	1,839,406

Expenses For Services	09.30.13	09.30.12
Turnover Tax	299,759	182,039
Related to Credit Cards	243,309	271,679
Others	212,071	95,070

Total	755,139	548,788

Miscellaneous Income	09.30.13	09.30.12
Income from Sale of Bank Premises and Equipment	427	725
Income from Transactions with Miscellaneous Assets	1,835	4,366
Leases	1,537	1,428
Adjustments and Interest from Miscellaneous Receivables	38,404	43,025
Others	52,739	39,664

Total	94,942	89,208

Miscellaneous Losses	09.30.13	09.30.12
Adjustment to Interest on Miscellaneous Liabilities	597	383
Claims	19,733	5,372
Donations	12,368	10,311
Turnover Tax	6,629	4,831
Income from Financial Leases Taken on	1,349	921
Others	28,694	20,948

Total	69,370	42,766

NOTE 25. INCOME FROM INSURANCE ACTIVITIES

As of September 30, 2013 and 2012, the breakdown of “Income from Insurance Activities” was as follows:

	09.30.13	09.30.12
Premiums and Surcharges Accrued	920,039	637,116
Claims Accrued	(117,035)	(87,179)
Surrenders	(3,148)	(3,400)
Life and Ordinary Annuities	(2,545)	(2,256)
Underwriting and Operating Expenses	(50,110)	(69,334)
Reinsurance Management Expenses	(70,001)	(26,933)
Other Income and Expenses	(329)	13,755

Total	676,871	461,769

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 26. MINIMUM CAPITAL REQUIREMENTS

Grupo Financiero Galicia S.A. is not subject to the minimum capital requirements established by the Argentine Central Bank.

Furthermore, Grupo Financiero Galicia S.A. meets the minimum capital requirements established by the Corporations Law, which amount to $ 100.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain a minimum capital, which is calculated by weighting risks related to assets and to balances of bank premises and equipment, miscellaneous and intangible assets.

As called for by the Argentine Central Bank regulations, as of September 30, 2013 and December 31, 2012, minimum capital requirements were as follows:

Date	Capital Required	Computable Capital	Computable Capital as a % of the Capital Requirement
09.30.13	5,321,408	6,731,642	126.50
12.31.12	4,265,382	5,610,375	131.53

NOTE 27. EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of September 30, 2013 and 2012:

	09.30.13	09.30.12
Income for the Period	1,196,731	967,995
Outstanding Ordinary Shares Weighted Average	1,241,407	1,241,407
Diluted Ordinary Shares Weighted Average	1,241,407	1,241,407
Earnings per Ordinary Share
Basic	0.964012	0.779756
Diluted	0.964012	0.779756

NOTE 28. RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

The Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve.

This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock. In the event said reserve is reduced for any reason, no profits can be distributed until its total refund.

According to the conditions set forth by the Argentine Central Bank, profits can only be distributed as long as results are positive after deducting not only the Reserves, that may be legally and statutory required, but also the following items from Unappropriated Retained Earnings: the difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amounts capitalized for lawsuits related to deposits and any unrecorded adjustments required by the external auditors or the Argentine Central Bank.

Moreover, in order for a financial institution be able to distribute profits, said institution must comply with the capital adequacy rule, i.e. with the calculation of minimum capital requirements and the regulatory capital.

For these purposes, this shall be done by deducting from its assets and Unappropriated Retained Earnings all the items mentioned in the paragraph above.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Moreover, in such calculation, a financial institution shall not be able to compute the temporary reductions that affect minimum capital requirements, computable regulatory capital or its capital adequacy.

In addition, the Argentine Central Bank requires that computable capital be in excess over the minimum capital requirements, equal to 75%.

Distribution of profits shall require the prior authorization of the Argentine Central Bank’s Superintendence of Financial and Foreign Exchange Institutions, whose intervention shall verify that the aforementioned requirements have been fulfilled.

Tarjeta Naranja S.A.’s Ordinary and Extraordinary Shareholders’ Meeting held on March 16, 2006 decided to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year. This restriction shall remain in force as long as the company’s Shareholders’ Equity is below $ 300,000.

Pursuant to the Price Supplement of Class XIII Negotiable Obligations, as well as in accordance with certain financial loan contracts, Tarjeta Naranja S.A. has agreed not to distribute dividends that may exceed 50% of the company’s net income. This restriction also applies in the case there is any excess over certain indebtedness ratios.

NOTE 29. STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

Cash and due from banks and assets held with the purpose of complying with the short-term commitments undertaken, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	09.30.13	12.31.12	09.30.12	12.31.11
Cash and Due from Banks	9,665,470	8,345,015	7,296,694	6,418,891
Instruments Issued by the Argentine Central Bank	2,683,306	2,202,108	3,455,683	1,727,708
Reverse Repo Transactions with the Argentine Central Bank	279,181	38,497	453,684	1,502,731
Interbank Loans - (Call Money Loans Granted)	365,500	84,000	107,500	126,000
Overnight Placements in Banks Abroad	113,193	277,528	298,286	65,981
Other Cash Placements	419,467	376,830	436,314	402,862

Cash and Cash Equivalents	13,526,117	11,323,978	12,048,161	10,244,173

NOTE 30. CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998 established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. As from January 2011, said amount has been established at $ 120.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up after July 1, 1995 at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it. Those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than interest rates are also excluded. This system has been implemented through the constitution of the Deposit Insurance Fund (“FGD”), which is managed by a company called Seguros de Depósitos S.A. (“SE.DE.S.A.”). SE.DE.S.A.’s shareholders are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As from January 1, 2005, the Argentine Central Bank set this contribution at 0.015% per month.

NOTE 31. NATIONAL SECURITIES COMMISSION (“C.N.V.”)

Within the framework of Resolution No. 622/13, it is determined that previously registered brokers shall be automatically, temporarily, registered at the C.N.V. until March 1, 2014. Banco de Galicia y Buenos Aires S.A. shall continue conducting transactions under the current conditions and will comply with the requirements set forth in the aforementioned resolution. As of September 30, 2013, Banco de Galicia y Buenos Aires S.A.’s Shareholders’ Equity exceeds that required by the C.N.V. to act as a broker in the category the Bank seeks to be registered. Furthermore, in compliance with Section 7 of Chapter II, Title V of that Resolution, in its capacity as custodial agent of collective investment products corresponding to mutual funds (depository) of the “FIMA ACCIONES”, “FIMA P.B. ACCIONES”, “FIMA RENTA EN PESOS”, “FIMA RENTA EN DOLARES”, “FIMA AHORRO PESOS”, “FIMA RENTA PLUS”, “FIMA RENTA CORTO PLAZO”, “FIMA NUEVO RENTA EN DOLARES”, “FIMA GLOBAL ASSETS”, “FIMA RENTA LATINOAMERICANA,” “FIMA PREMIUM”, “FIMA AHORRO PLUS”, “FIMA OBLIGACIONES NEGOCIABLES”, “FIMA CAPITAL PLUS” and “FIMA ABIERTO PYMES” funds, as of September 30, 2013, Banco de Galicia y Buenos Aires S.A. holds a total of 2,995,380,094 units under custody for a market value of $ 5,358,284, which is included in the “Depositors of Securities Held in Custody” account. As of previous fiscal year-end, the securities held in custody totaled 2,088,314,216 units and their market value amounted to $ 3,595,117.

NOTE 32. SECURED LIABILITIES FROM FORMER BANCO ALMAFUERTE COOP. LTDO.

Due to the dissolution of former Banco Almafuerte Coop. Ltdo., the Company has undertaken certain secured liabilities corresponding to five (5) branches of said institution, receiving a Class “A” Participation Certificate in Nues Trust, and it has participated in the creation of a Special Fund. Both transactions were carried out pursuant to Resolution No. 659 dated November 27, 1998, adopted by the Argentine Central Bank’s Board of Directors within the framework of Section 35 bis, subsections a) and b), item II of the Financial Institutions Law.

On June 30, 2006, a new agreement was entered into between the holders of Class “A” Participation Certificates in the Nues Trust and the contributors to the Special Fund, aimed at achieving the full settlement of the Unpaid Balances of Class “A” Participation Certificates and the later dissolution of the Special Fund.

On July 6, 2010, the Unpaid Balance of Class “A” Participation Certificates has been fully settled; and the balance of the Special Fund has been partially settled. Only a remaining balance equivalent to the original contribution to the Special Fund is pending settlement.

As of September 30, 2013 and December 31, 2012, the balance of the Special Fund amounted to $ 174,804 and $ 176,173, respectively.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 33. SETTING UP OF FINANCIAL TRUSTS

a) Financial trusts with Banco de Galicia y Buenos Aires S.A. as trustor:

Name	Creation Date	Estimated Maturity Date	Trustee	Trust Assets	Portfolio Transferred			Book Value of Securities Held in Own Portfolio
								09.30.13	12.31.12
Galtrust I	10.13.00	02.04.18	First Trust of New York N.A.	Secured Bonds in Pesos at 2% due 2018 (1)	US$	490,224	(*)	763,920	673,981
Galicia	04.16.02	05.06.32	Bapro Mandatos y Negocios S.A.	National Government Promissory Note Bonds in Pesos at 2% due 2014 (2)		$108,000		149,598	136,692

(*)	The remaining US$ 9,776 was transferred in cash.
(1)	In exchange for loans to the Provincial Governments.
(2)	In exchange for secured loans.

b) Financial trusts in own portfolio:

	09.30.13	12.31.12
Received as Loan Repayment	151,525	143,911
Acquired as Investment	355,309	305,648

NOTE 34. SEGMENT REPORTING

Grupo Financiero Galicia S.A. measures the performance of each of its business segments mainly in terms of “Net Income”. The segments defined are made up of one or more operating segments with similar economic characteristics, distribution channels and regulatory environments.

Below there is a description of each business segment’s composition:

Banks: This segment represents the results of operations of the banking business and includes the results of operations of subsidiaries Banco de Galicia y Buenos Aires S.A., Banco Galicia Uruguay S.A. (in liquidation) and Galicia (Cayman) Limited.

Regional Credit Cards: This segment represents the results of operations of the regional credit card business and includes the results of operations of Tarjetas del Mar S.A. and Tarjetas Regionales S.A. consolidated with its subsidiaries, as follows: Cobranzas Regionales S.A., Procesadora Regional S.A., Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A.

Personal Loans – CFA: This segment includes the results of operations of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

Insurance: This segment represents the results of operations of the insurance companies’ business and includes the results of operations of Sudamericana Holding S.A. consolidated with its subsidiaries, as follows: Galicia Retiro Cía. de Seguros S.A., Galicia Seguros S.A. and Sudamericana Asesores de Seguros S.A.

Other Businesses: This segment shows the results of operations of Galicia Warrants S.A. and Net Investment S.A. As of September 30, 2012, it also included the results of operations of Galval Agente de Valores S.A. and GV Mandataria de Valores S.A. (in liquidation).

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Adjustments: This segment includes results of operations other than those related to the preceding segments and consolidation adjustments, eliminations corresponding to transactions conducted between consolidated companies and minority interest.

	Banks	Regional Credit Cards	Personal Loans - CFA	Insurance	Other Businesses	Adjustments	09.30.13
Net Financial Income	3,114,822	1,050,286	679,535	70,904	2,589	(76,636)	4,841,500
Net Income from Services	1,455,666	1,940,210	96,519	—	21,763	(443,932)	3,070,226

Net Operating Income	4,570,488	2,990,496	776,054	70,904	24,352	(520,568)	7,911,726

Provision for Loan Losses	584,584	506,649	176,742	—	—	—	1,267,975
Administrative Expenses	2,927,445	1,913,160	467,401	136,519	11,446	(9,257)	5,446,714

Operating Income	1,058,459	570,687	131,911	(65,615)	12,906	(511,311)	1,197,037

Income from Insurance Companies’ Activities	—	—	—	266,725	—	410,146	676,871
Income from Equity Investments	593,776	—	260	172	—	(496,722)	97,486
Minority Interest	—	66	—	—	—	(169,426)	(169,360)
Miscellaneous Income, Net	(9,037)	140,460	60,915	(538)	2,289	4,665	198,754

Net Income before Income Tax	1,643,198	711,213	193,086	200,744	15,195	(762,648)	2,000,788

Income Tax	412,500	309,298	63,542	70,472	5,465	(57,220)	804,057

Net Income for the Period	1,230,698	401,915	129,544	130,272	9,730	(705,428)	1,196,731

	Banks	Regional Credit Cards	Personal Loans - CFA	Insurance	Other Businesses	Adjustments	09.30.12
Net Financial Income	2,332,148	872,293	591,269	38,425	65	(10,829)	3,823,371
Net Income from Services	1,074,062	1,461,602	55,367	—	18,385	(307,815)	2,301,601

Net Operating Income	3,406,210	2,333,895	646,636	38,425	18,450	(318,644)	6,124,972

Provision for Loan Losses	412,745	411,360	121,456	—	—	—	945,561
Administrative Expenses	2,298,409	1,410,472	376,039	88,137	9,472	(822)	4,181,707

Operating Income	695,056	512,063	149,141	(49,712)	8,978	(317,822)	997,704

Income from Insurance Companies’ Activities	—	—	—	179,761	—	282,008	461,769
Income from Equity Investments	524,714	(6,737)	69	(206)	—	(437,820)	80,020
Minority Interest	—	(9,766)	—	—	—	(134,459)	(144,225)
Miscellaneous Income, Net	(36,985)	124,022	86,874	(435)	1,494	(8,063)	166,907

Net Income before Income Tax	1,182,785	619,582	236,084	129,408	10,472	(616,156)	1,562,175

Income Tax	243,000	273,511	78,645	45,696	3,844	(50,516)	594,180

Net Income for the Period	939,785	346,071	157,439	83,712	6,628	(565,640)	967,995

The accounting measurement of assets and liabilities allocated to the above-mentioned segments is the following:

	09.30.13	12.31.12
Government and Private Securities	5,415,573	3,627,144
Loans	49,766,921	42,592,979
Other Receivables Resulting from Financial Brokerage	5,357,111	4,418,571
Receivables from Financial Leases	1,035,238	848,264
Other Assets	204,893	145,352

Total Assets	61,779,736	51,632,310

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

	09.30.13	12.31.12
Deposits	47,114,079	39,945,180
Other Liabilities Resulting from Financial Brokerage	17,301,594	14,281,657
Subordinated Negotiable Obligations	1,432,988	1,188,015
Other Liabilities	272,938	221,231

Total Liabilities	66,121,599	55,636,083

NOTE 35. CONTINGENCIES

TAX ISSUES

Banco de Galicia y Buenos Aires S.A.

At the date of these financial statements, provincial tax collection authorities, as well as tax collection authorities from the Autonomous City of Buenos Aires, are in the process (in different degrees of completion) of conducting audits and assessments mainly regarding the Compensatory Bond granted by the National Government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits.

In regards to the assessment of tax collection authorities from the Autonomous City of Buenos Aires, within the framework of the legal actions brought by Banco de Galicia y Buenos Aires S.A. with the purpose of challenging the assessment of the tax collection authorities, a preliminary injunction was granted by the Argentine Federal Court of Appeals in Administrative Matters for the amount corresponding to the Compensatory Bond, which was ratified by the Supreme Court of Justice. Therefore, the Court ordered the A.F.I.P. to refrain from starting tax enforcement proceedings or else requesting precautionary measures for such purpose.

In regards to the Autonomous City of Buenos Aires’ claims on account of other items, Banco de Galicia y Buenos Aires S.A. adhered to the System for the Settlement of Tax Liabilities in Arrears (Law No. 3,461 and the related regulations), which envisaged the total relief of interest and fines. The Bank’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities.

In connection with the assessments made by tax collection authorities from the Province of Buenos Aires, under the framework of some of the processes under discussion at the Provincial Tax Court’s stage, the decision issued at this stage of the proceedings was unfavorable to Banco de Galicia y Buenos Aires S.A.’s request regarding the items not related to the Compensatory Bond, and was favorable with regard to the non-taxability thereof.

With regard to the items not related to the Compensatory Bond, Banco de Galicia y Buenos Aires S.A. adhered to the System for the Regularization of Tax Debts (Regulatory Decision No. 12 and related decisions), which envisages discounts on the amounts under discussion. The Bank’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities.

Furthermore, regarding the claims made by the different jurisdictions, Banco de Galicia y Buenos Aires S.A. has been expressing its disagreement regarding these adjustments at the corresponding administrative and/or legal proceedings.

These proceedings and their possible effects are being constantly monitored by Management. Even though Banco de Galicia y Buenos Aires S.A. considers it has complied in full with its tax liabilities pursuant to current regulations, the provisions deemed adequate pursuant to the evolution of each proceeding have been established.

Tarjetas Regionales S.A.

At the date of these consolidated financial statements, the Argentine Revenue Service (“A.F.I.P.”), Provincial Revenue Boards and Municipalities are in the process of conducting audits and assessments, in different degrees of completion, at the companies controlled by Tarjetas Regionales S.A. Said agencies have served notices and made claims regarding

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

taxes applicable to Tarjetas Regionales S.A.’s subsidiaries and to Tarjeta del Mar S.A. Therefore, the companies are taking the corresponding administrative and legal steps in order to solve such issues. The original amount claimed for taxes totals approximately $ 12,886.

Based on the opinions of their tax advisors, the companies believe that the abovementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law.

Compañía Financiera Argentina S.A.

The A.F.I.P. conducted audits on fiscal years 1998 and 1999, not accepting certain uncollectible loans to be recorded as uncollectible receivables deductible from income tax and minimum presumed income tax. The original amount claimed for taxes by the tax collection authorities totals $ 2,094.

On July 5, 2013, the Federal Tax Court sustained the appeal filed by the company. Tax collection authorities later filed an appeal against the aforementioned judgment.

Based on the information available at the date of these financial statements, the company considers the outcome of this case will not have a significant impact on the result of its operations and its financial condition and position.

However, since the final outcome of these controversies cannot be foreseen, provisions have been established to cover such contingencies.

CONSUMER PROTECTION ASSOCIATIONS

Banco de Galicia y Buenos Aires S.A.

Consumer Protection Associations, on behalf of consumers, have filed claims against Banco de Galicia y Buenos Aires S.A. with regard to the collection of some financial charges.

The Bank considers the resolution of these controversies will not have a significant impact on its financial condition.

Tarjeta Naranja S.A.

Tarjeta Naranja S.A. reached an agreement with the Consumer and User Protection Association of Argentina (Asociación de Defensa de los Consumidores y Usuarios de la Argentina) on certain aspects related to amounts collected on account of life insurance on debt balances. This agreement was judicially approved. A subsequent court ruled that Tarjeta Naranja S.A. should make additional reimbursements with regard to the aforementioned items. Tarjeta Naranja S.A. filed an appeal against this decision before the Court of Appeals, since the company considered it had carried out all the transactions in due time and manner.

NOTE 36. RISK MANAGEMENT POLICIES

The tasks related to risk information and internal control of each of the controlled companies are defined and carried out, rigorously, in each of them. This is particularly strict in the main controlled company, Banco Galicia y Buenos Aires S.A., where the requirements are stringent, as detailed below, as it is a financial institution regulated by the Argentine Central Bank. Apart from the applicable local regulations, Grupo Financiero Galicia S.A., in its capacity as a listed company on the markets of the United States of America, complies with the certification of its internal controls pursuant to Section 404 of the Sarbanes-Oxley Act. Corporate risk management is monitored by the Audit Committee, which gathers and analyzes the information submitted by the main controlled companies.

The specific function of the comprehensive management of Banco de Galicia y Buenos Aires S.A.’s risks has been allocated to the Risk Management Division, guaranteeing its independence from the rest of the business areas since it

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

directly reports to Banco de Galicia y Buenos Aires S.A.’s General Division yet, at the same time, it is involved in the decisions made by each business area. The risks managed by the Anti-Money Laundering Unit (control and prevention of asset laundering, funding of terrorist activities and other illegal activities) are added to the risks allocated to the Risk Management Division. The aim of both divisions is to guarantee that the Board of Directors are fully aware of the risks Banco de Galicia y Buenos Aires S.A. is exposed to, and they are in charge of designing and proposing the policies and procedures necessary to mitigate and control such risks.

In addition, the Risk Management Division is in charge of monitoring compliance with the laws, regulations and internal policies applicable to Banco de Galicia y Buenos Aires S.A., its affiliated companies and individuals, in order to prevent monetary and/or criminal penalties and mitigate the impact on reputation.

Banco de Galicia y Buenos Aires S.A. has developed the Capital Adequacy Assessment Process (Proceso de Evaluación de Suficiencia de Capital - PESC) to assess the relationship between the Bank’s own resources available and necessary resources to maintain an appropriate risk profile. This process also involves identifying both the economic capital needs for the next fiscal years and the sources to meet such needs.

In turn, Banco de Galicia y Buenos Aires S.A. has developed a risk appetite framework, which has risk acceptance levels, both on an individual and a consolidated basis. Within this framework, ratios have been established, which are regularly submitted to the Risk Management Committee.

Each of these ratios has an excess threshold and related actions in case of deviations.

FINANCIAL RISKS

Short- and medium-term financial risks are managed within the framework of policies approved by Banco de Galicia y Buenos Aires S.A.’s Board of Directors, which establishes limits to the different risk exposures and also considers their interrelation. Management is supplemented by “contingency plans” devised to face adverse market situations. Furthermore, “stress tests” that make it possible to assess risk exposures under historical and simulated scenarios are created, which identify critical levels of the different risk factors.

LIQUIDITY

Daily liquidity is managed according to the strategy set, which seeks to keep liquid resources that are enough to mitigate the adverse effects caused by irregular variations in loans and deposits, in addition to coping with “stress” situations.

The current liquidity policy in force provides for the setting of limits and monitoring in terms of a) liquidity as regards stock: a level of “Management Liquidity Requirement” was established as the excess over legal minimum cash requirements, taking into consideration the characteristics and behavior of Banco de Galicia y Buenos Aires S.A.’s different liabilities, and the liquid assets that make up such liquidity were determined as well; and b) cash flow liquidity: gaps between the contractual maturities of consolidated financial assets and liabilities are analyzed and monitored. There is a cap for the gap between maturities, determined based on the gap accumulated against total liabilities permanently complied with during the first year.

Furthermore, the policy sets forth a contingency plan, by currency type, that determines the steps to be taken and the assets from which liquid resources additional to those set forth in the above-mentioned policy can be obtained.

With the purpose of mitigating the liquidity risk that arises from deposit concentration per customer, Banco de Galicia y Buenos Aires S.A. has a policy that regulates the concentration of deposits among the main customers.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

CURRENCY RISK

For purposes of the management and mitigation of “Currency Risk”, two other currencies have been defined apart from the Argentine Peso: assets and liabilities adjusted by C.E.R. and foreign currency. Banco de Galicia y Buenos Aires S.A.’s current policy in effect establishes limits in terms of maximum “net asset positions” (assets denominated in a currency which are higher than the liabilities denominated in such currency) and “net liability positions” (assets denominated in a currency which are lower than the liabilities denominated in such currency) for mismatches in “Pesos adjusted by C.E.R.” and in foreign currency, as a proportion of Banco de Galicia y Buenos Aires S.A.’s R.P.C., on a consolidated basis.

An adequate balance between assets and liabilities denominated in foreign currency is what characterizes the management strategy for this risk factor, seeking to achieve a full coverage of long-term asset-liability mismatches and allowing a short-term mismatch management margin that contributes to the possibility of improving certain market situations. Short- and long-term goals are attained by appropriately managing assets and liabilities and by using the financial products available in our market, particularly “dollar futures” both in institutionalized markets (M.A.E. and RO.F.EX.) and in forward transactions performed with customers.

Transactions in foreign currency futures (Dollar futures) are subject to limits that take into consideration the particular characteristics of each trading environment.

INTEREST RATE RISK

Banco de Galicia y Buenos Aires S.A.’s exposure to “interest rate risk”, as a result of interest rate fluctuations and the different sensitivity of assets and liabilities, is managed according to the strategy approved. On the one hand, it considers a short-term horizon, seeking to keep the net financial margin within the levels set by the policy. On the other hand, it considers a long-term horizon, the purpose of which is to mitigate the negative impact on the economic value of Banco de Galicia y Buenos Aires S.A.’s Shareholders’ Equity in the face of changes in interest rates.

From a comprehensive viewpoint of risk exposures and contributing to including a “risk premium” in the pricing process, the aim is to systematically estimate the “economic capital” used up by the structural risk as per the financial statements (interest rate risk) and the contribution of the “price risk”, in its different expressions, to using up the capital.

MARKET RISK

Trading of and/or investment in government securities, currencies, derivatives and debt instruments issued by the Argentine Central Bank, which are listed on the capital markets and the value of which varies pursuant to the variation of the market prices thereof, are included within the policy that limits the maximum authorized losses for a fiscal year.

The “price risk” (market) is daily managed according to the strategy approved, the purpose of which is to keep Banco de Galicia y Buenos Aires S.A. present in the different derivatives, variable- and fixed-income markets while obtaining the maximum return as possible on trading, without exposing the latter to excessive risk levels. Finally, the policy designed contributes to providing transparency and facilitates the perception of the risk levels to which it is exposed.

In order to measure and monitor risks derived from the variation in the price of financial instruments that form the trading securities portfolio, a model known as “Value at Risk” (“VaR”) is used, among other methods. This model determines intra-daily, for Banco de Galicia y Buenos Aires S.A. individually, the possible loss that could be generated by its positions in securities, derivatives and currencies under certain parameters. Furthermore, in order to measure and monitor the risk related to trading of debt instruments issued by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. also applies the method that estimates the change of value of a portfolio, for variations of one interest rate basis point.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

CROSS-BORDER RISK

Banco de Galicia y Buenos Aires S.A.’s foreign trade transactions and management of “treasury” resources imply assuming cross-border risk positions. These exposures related to cross-border assets are in line with Banco de Galicia y Buenos Aires S.A.’s business and financial strategy, the purpose of which is to provide customers with efficient commercial assistance and to improve the management of available liquid resources within an appropriate risk and yield environment.

TRANSFER RISK

The possibility of diversifying funding sources by obtaining resources in foreign capital markets, as contemplated by the liquidity strategy, involves the possible exposure to potential regulatory changes that hinder or increase the cost of the transfer of foreign currency abroad to meet liability commitments. The policy that manages the risk of transferring foreign currency abroad thus contributes to the liquidity strategy and pursues the goal of reaching an adequate balance between liabilities payable to local counterparties and those payable to foreign counterparties in a return-risk proportion that is adequate for Banco de Galicia y Buenos Aires S.A.’s business and growth.

EXPOSURE TO THE NON-FINANCIAL PUBLIC SECTOR

With the purpose of regulating risk exposures with regard to the non-financial public sector, in the national, provincial and municipal jurisdictions, Banco de Galicia y Buenos Aires S.A. defined a policy the design of which envisages risk exposures in each jurisdiction, as well as the “possible loss” of value related to such holdings.

CREDIT RISK

Banco de Galicia y Buenos Aires S.A.’s credit granting and analysis system is applied in a centralized manner and is based on the concept of “opposition of interests”, which takes place when risk management, credit and commercial duties are segregated, with respect to both retail and wholesale businesses. This allows an ongoing and efficient monitoring of the quality of assets, a proactive management of problem loans, aggressive write-offs of uncollectible loans, and a conservative policy on allowances for loan losses.

Apart from that, this system includes the follow-up of the models for measuring the portfolio risk at the operation and customer levels, thus making it easier to detect problem loans and the related losses. This allows early detecting situations that can entail some degree of portfolio deterioration, and appropriately safeguarding the Bank’s assets.

Banco de Galicia y Buenos Aires S.A.’s Credit Risk Management and Insurance Division approves the credit risk policies and procedures, verifies compliance therewith and assesses credit risk on an ongoing basis.

As an outstanding aspect we can mention that the credit granting policy for retail banking focuses on automatic granting processes. These are based on behavior analysis models. Banco de Galicia y Buenos Aires S.A. is strongly geared towards obtaining portfolios with direct payroll deposit, which statistically have better compliance behavior when compared to other types of portfolios.

As for the wholesale banking, credit granting is based on analyses conducted on credit, cash flow, balance sheet, capacity of the applicant. These are supported by statistical rating models and qualitative adjustment models for corporate businesses.

Internal policies were implemented regarding concentration per customer/group, acceptance and concentration per internal rating and review-by-sector. The latter determines the levels of review for the economic activities belonging to the private-sector portfolio according to the concentration they show with regard to Banco de Galicia y Buenos Aires S.A.’s total credit and/or R.P.C.

The Credit Risk Management Division also constantly monitors its portfolio through different indicators (asset quality of the loan portfolio, provision for the non-accrual portfolio, non-performance, roll rates, etc.), as well as the

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

classification and concentration thereof (through maximum ratios between the exposure to each customer, its own computable capital or “R.P.C.” or regulatory capital, and that of each customer). The loan portfolio classification as well as its concentration control are carried out following the Argentine Central Bank regulations.

OPERATIONAL RISK

Pursuant to the best practices and the guidelines determined by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. has implemented the Operational Risk Management Framework, which includes the Bank’s policies, practices, procedures and structures for the appropriate management of Operational Risk.

Operational Risk is a risk because of external events. It includes legal risk, but does not include strategic and reputational risks.

For such purpose, the Bank specially created an Operational Risk Management Unit aimed at leading the effective implementation of the Operational Risk Management Framework and determining the procedures, roles and responsibilities of all the players related to this risk.

Banco de Galicia y Buenos Aires S.A. manages operational risk inherent to its products, activities, processes and material systems, technology and information security processes, as well as risks derived from subcontracted activities and from services rendered by providers. Such management includes the identification, assessment, monitoring, control and mitigation of operational risks.

Before launching or introducing new products, activities, processes or systems, Banco de Galicia y Buenos Aires S.A. makes sure its operational risks are appropriately assessed.

This way, Banco de Galicia y Buenos Aires S.A. has the necessary structure and resources to be able to determine the operational risk profile and thus take the corresponding corrective measures, complying with the regulations set forth by the Argentine Central Bank on guidelines for operational risk management in financial institutions and operational risk events database.

The minimum capital requirement with regard to the operational risk is determined according to the Argentine Central Bank regulations.

An appropriate management of operational risks also helps improving customer service quality.

Banco de Galicia y Buenos Aires S.A. is currently developing management processes for the following risks: securitization, concentration, reputational and strategic, in compliance with Communiqué “A” 5398.

SECURITIZATION RISK

Securitization is an alternative source of financing and a mechanism for the transfer of risks to investors. Notwithstanding the foregoing, securitization activities and the fast innovation with regard to the techniques and instruments used in such activities also generate new risks, including the following:

i) Credit, market, liquidity, concentration, legal and reputational risks, due to the securitization positions held or invested, including, among others, liquidity facilities and credit enhancement granted; and

ii) Credit risk due to the underlying exposures with regard to securitization.

CONCENTRATION RISK

Risk concentration has to do with the exposures or groups of exposures with similar characteristics, for instance when they belong to the same debtor, counterparty or guarantor, geographic area or economic sector; or because they are secured by the same type of assets used as collateral, with the possibility of generating:

i) Losses with regard to income, regulatory capital, assets or the global risk level, that are significant enough to affect the financial strength of the financial institution or its ability to keep the financial institution’s main transactions; or

ii) A major change in the financial institution’s risk profile.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

REPUTATIONAL RISK

Reputational risk is defined as the risk associated to a negative perception of the financial institution by customers, counterparties, shareholders, investors, account holders, market analysts and other significant market players, which adversely affects the financial institution’s ability to keep existing business relationships or establish new relationships, and access to funding sources as for instance in the interbank market or the securitization market.

STRATEGIC RISK

Strategic risk is that which arises from an inappropriate business strategy or an adverse change in forecasts, parameters, goals and other functions that support such strategy. Even though estimating this risk is complex, institutions must develop new management techniques that include all related aspects.

ASSET LAUNDERING, FUNDING OF TERRORIST ACTIVITIES AND OTHER ILLEGAL ACTIVITIES RISK

In regards to the control and prevention of asset laundering and funding of terrorist activities, Banco de Galicia y Buenos Aires S.A. complies with the regulations set forth by the Argentine Central Bank, the Financial Information Unit and Law No. 25246, as amended, which creates the Financial Information Unit (U.I.F. as per its initials in Spanish - Unidad de Información Financiera), under the jurisdiction of the Ministry of Justice and Human Rights with functional autarchy. The Financial Information Unit is in charge of analyzing, addressing and reporting the information received, in order to prevent and avoid both asset laundering and funding of terrorist activities.

Banco de Galicia y Buenos Aires S.A. has promoted the implementation of measures designed to fight against the use of the international financial system by criminal organizations. For such purpose, Banco de Galicia y Buenos Aires S.A. has control policies, procedures and structures that are applied using a “risk-based approach”, which allow monitoring transactions, pursuant to the “risk profile of customers”, in order to detect such transactions that should be considered unusual, and to report them before the U.I.F. in the cases that may correspond. The Anti-Money Laundering Unit (“U.A.L.” as per its initials in Spanish – Unidad Antilavado) is in charge of managing this activity, through the implementation of control and prevention procedures as well as the communication thereof to the rest of the organization by drafting the related handbooks and training all employees. In addition, the management of this risk is regularly reviewed by Internal Audit.

Banco de Galicia y Buenos Aires S.A. has appointed a director as Compliance Officer, pursuant to Resolution 121/11 of the U.I.F., who shall be responsible for ensuring compliance with and implementation of the proceedings and obligations on the issue.

Banco de Galicia y Buenos Aires S.A. contributes to the prevention and mitigation of risks from transaction-related criminal behaviors, being involved in the international regulatory standards adoption process.

NOTE 37. CORPORATE GOVERNANCE TRANSPARENCY POLICY

GRUPO FINANCIERO GALICIA S.A.

Grupo Financiero Galicia S.A.’s Board of Directors is the Company’s highest management body. It is made up of nine directors and four alternate directors, who must have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and to act with the loyalty and diligence of a good businessman.

As set out in the bylaws, the term of office for both directors and alternate directors is three years; they are partially changed every year and may be reelected indefinitely.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The Company complies with the appropriate standards regarding total number of directors, as well as number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt the number of directors, from three to nine, to address the possible changes in the conditions in which the Company carries out its activities.

The Board of Directors complies, in every relevant aspect, with the recommendations included in the Code on Corporate Governance as schedule to General Resolution No. 606/12 issued by the C.N.V. (which modifies General Resolution No. 516/07).

It also monitors the application of the corporate governance policies provided for by the regulations in force through the Audit Committee and the Committee for Information Integrity. Periodically, the Committees provide the Board of Directors with information, and the Board gets to know the decisions of each Committee. What is appropriate is transcribed in the minutes drafted at the Board of Directors’ meetings.

The Audit Committee set by Capital Markets Law No. 26831 and the C.N.V.’s regulations is formed by three directors, two of whom are independent directors, and the Committee for Information Integrity’s mission is to comply with the provisions of U.S. Sarbanes-Oxley Act.

Basic Holding Structure

Grupo Financiero Galicia S.A. is the holding company of a group whose main asset is the controlling equity interest in Banco de Galicia y Buenos Aires S.A. (which currently represents 94.94333% of the Bank’s capital stock). The latter, as a bank institution, is subject to certain regulatory restrictions imposed by the Argentine Central Bank. In particular, Banco de Galicia y Buenos Aires S.A. can only hold a 12.5% interest in the capital stock of companies that do not carry out activities considered supplementary by the Argentine Central Bank. Therefore, Grupo Financiero Galicia S.A. holds, either directly or indirectly, the remaining interests in several companies. In addition, Grupo Financiero Galicia S.A. indirectly holds a number of equity investments in supplementary companies that belong to Banco de Galicia y Buenos Aires S.A. as controlling company.

It is worth noting that Grupo Financiero Galicia S.A. is a company whose purpose is solely to conduct financial and investment activities as per Section 31 of the Corporations Law. That is to say, it is a holding company whose activity involves managing its equity investments, assets and resources. This explains its limited personnel structure, as well as the fact that many of the business organization requirements, common for big productive institutions, cannot be applied to this company.

To conclude, one should note that Grupo Financiero Galicia S.A. is technically under the control of another pure holding company, EBA Holding S.A., because the latter holds the majority of votes at the Shareholders’ Meetings. However, it does not have any managerial functions over Grupo Financiero Galicia S.A. and the Company has no group relationship with EBA Holding S.A. No director of EBA Holding S.A. is a director of Grupo Financiero Galicia S.A.

Compensation Systems

Directors’ compensation is determined at the General Shareholders’ Meeting and is fixed within the limits established by law and the corporate bylaws.

The Audit Committee expresses its opinion on whether compensation proposals for Directors are reasonable, taking into consideration market standards.

Business Conduct Policy

Since its beginning, Grupo Financiero Galicia S.A. has constantly shown respect for the rights of its shareholders, reliability and accuracy in the information provided, transparency as to its policies and decisions, and caution with regard to the disclosure of strategic business issues.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Code of Ethics

Grupo Financiero Galicia S.A. has a formal Code of Ethics that guides its policies and activities. It considers business objectivity and conflict-of-interests related-aspects, and how employees should act upon identifying a breach of the Code of Ethics.

BANCO DE GALICIA Y BUENOS AIRES S.A.

Banco de Galicia y Buenos Aires S.A.’s Board of Directors is the Bank’s highest management body. It is made up of seven directors and five alternate directors, who must have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and to act with the loyalty and diligence of a good businessman.

Banco de Galicia y Buenos Aires S.A. complies with the appropriate standards regarding total number of directors, as well as number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt the number of directors, from three to nine, to address possible changes in the conditions in which the Bank carries out its activities.

The shareholders at the General Shareholders’ Meeting have the power to establish the number of directors, both independent and non-independent ones, and appoint them. Out of the seven directors, two are independent. In addition, three of the alternate directors are independent. The independence concept is defined in the regulations set forth by the C.N.V. and the Argentine Central Bank regulations.

As regards prevention of conflicts of interest, the provisions set forth in the Corporations Law and the Capital Markets Law are applicable.

As set out in the bylaws, the term of office for both directors and alternate directors is three years; two thirds of them (or a fraction of at least three) are changed every year and may be reelected indefinitely.

The Board of Directors’ meeting is held at least once a week and when required by any director. The Board of Directors is responsible for Banco de Galicia y Buenos Aires S.A.’s general management and makes all the necessary decisions to such end. The Board of Directors’ members also take part, to a greater or lesser extent, in the commissions and committees created. Therefore, they are continuously informed about the Bank’s course of business and become aware of the decisions made by such bodies, which are transcribed into minutes.

Additionally, the Board of Directors receives a monthly report prepared by the General Manager, the purpose of which is to report the material issues and events addressed at the different meetings held between him and Senior Management. The Board of Directors becomes aware of such reports, evidencing so in minutes.

In connection with directors’ training and development, Banco de Galicia y Buenos Aires S.A. has a program, which is reviewed every six months, whereby they regularly attend courses and seminars on a variety of subjects.

It may be said that Banco de Galicia y Buenos Aires S.A.’s executives, including directors, have updated knowledge and skills, and that the Board of Directors’ performance is effective, which corresponds with the current dynamics of this body.

According to the activities carried out by Banco de Galicia y Buenos Aires S.A., effective laws and corporate strategies, the following committees have been created to achieve an effective control over all activities performed by the Bank:

- Risk Management Committee.

This Committee is in charge of approving risk management strategies, policies, processes and procedures, with the related contingency plans, establishing the specific limits for each risk exposure and approving, when appropriate, the temporary limit excesses and becoming aware of each risk position and compliance with policies.

- Credit Committee.

This Committee’s function is to decide on loans greater than $ 60,000 and all the loans to be granted to financial institutions (local or foreign) and related customers.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

- Asset and Liability Management Committee.

This Committee is in charge of analyzing the evolution of the Bank’s business from a financial point of view regarding fund-raising and its placement in different assets, and is responsible for the follow-up and control of liquidity, interest-rate and currency mismatches. It is also in charge of analyzing and recommending business areas, measures related to the management of interest-rate and currency mismatches, and maturity gaps in order to maximize financial and foreign exchange income within acceptable parameters of risk and use of capital, and proposing changes to such parameters, if deemed necessary, to the Board of Directors.

- Information Technology Committee.

This Committee is in charge of supervising and approving new systems’ development plans and budgets, as well as supervising these systems’ budget controls. It is also responsible for approving the general design of the system’s structure, of the main processes and systems implemented, and for supervising the quality of the Bank’s systems.

- Audit Committee (Argentine Central Bank).

The Audit Committee is responsible for helping, within the framework of its specific functions, the Board of Directors with: (1) internal controls, individual and corporate risk management and compliance with the standards established by the Bank, the Argentine Central Bank and effective laws; (2) the process of issuing the financial statements; (3) the external auditor’s suitability and independence; (4) the Internal and External Audit’s performance; (5) the solution to the observations made by the Internal and External Audits, the Argentine Central Bank and other regulatory agencies; and (6) evaluation and approval of the follow-up of the implementation of recommendations. It is also responsible for coordinating the Internal and External Audit functions that interact in the financial institution.

- Audit Committee (National Securities Commission).

The Capital Markets Law sets forth that public companies shall create an Audit Committee. Such Committee’s mission is to provide the Board of Directors with assistance in overseeing the financial statements, as well as the task of controlling Banco de Galicia y Buenos Aires S.A. and its controlled companies and companies it owns a stake in.

- Committee for the Control and Prevention of Money Laundering and Funding of Terrorist Activities.

This Committee’s mission is to plan, coordinate and ensure compliance with the policies on anti-money laundering and funding of terrorist activities set and approved by the Board of Directors, taking into consideration effective regulations. It is also responsible in this regard for designing internal controls, personnel training plans and ensuring compliance by the Internal Audit.

- Committee for Information Integrity.

This Committee’s mission is to comply with the provisions of U.S. Sarbanes-Oxley Act.

- Human Resources Committee.

This Committee is in charge of promotions and appointments, transfers, turnovers, development, staff and compensation for the personnel included in nine (9) salary levels and higher.

- Planning and Management Control Committee.

This Committee is in charge of analyzing, defining and following up the consolidated balance sheet and income statement.

- Business and Segment Management Committee.

This Committee is in charge of analyzing, defining and following up on businesses and segments.

- Crisis Committee.

This Committee is in charge of evaluating the situation upon facing a liquidity crisis and deciding the steps to be implemented to resolve the crisis.

- Finance Committee – Consumer Banking

This Committee is in charge of analyzing the financial evolution and the funding needs of companies devoted to the provision of financing to consumers, as well as analyzing the evolution of the credit portfolio.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Banco de Galicia y Buenos Aires S.A. considers the General Manager and Division Management reporting to the General Manager as Senior Management. These are detailed as follows:

•	Retail Banking Division

•	Wholesale Banking Division

•	Finance Division

•	Comprehensive Corporate Services Division

•	Organizational Development and Human Resources Division

•	Risk Management Division

•	Credit Division

•	Strategic Planning and Management Control Division

Senior Management’s main duties are as follows:

•	Ensure that the Bank’s activities are consistent with the business strategy, the policies approved by the Board of Directors and the risks to be assumed.

•	Implement the necessary policies, procedures, processes and controls to manage operations and risks cautiously, meet the strategic goals set by the Board of Directors and ensure that the latter receives material, complete and timely information so that it may assess management and analyze whether the responsibilities assigned are effectively fulfilled.

•	Monitor the managers from different divisions, in line with the policies and procedures set by the Board of Directors and establish an effective internal control system.

Basic Holding Structure

Banco de Galicia y Buenos Aires S.A.’s majority shareholder is Grupo Financiero Galicia S.A., which holds 94.943333% of the capital stock and 94.943337% of votes. In turn, Banco de Galicia y Buenos Aires S.A. holds a number of equity investments in supplementary companies as controlling company, as well as minority interests that do not exceed the percentage stated in companies whose controlling company is its own controlling company. From a business point of view, this structure allows the Bank to take advantage of significant synergies that guarantee the loyalty of its customers and additional businesses. All business relationships with these companies, whether permanent or occasional in nature, are fostered under the normal and usual market conditions and this is so whether Banco de Galicia y Buenos Aires S.A. holds either a majority or minority interest. Grupo Financiero Galicia S.A.’s Board of Directors submits Grupo Financiero Galicia S.A.’s vote at the Banco de Galicia y Buenos Aires S.A.’s Shareholders’ Meetings, in its capacity as the controlling company. The same method of transparency and information as to its controlled companies and companies it owns a stake in is applied at the Bank’s Shareholders’ Meetings, which are always attended by directors and officers thereof and the Board of Directors always provides detailed information about the Company’s activities.

Information Related to Personnel Economic Incentive Practices

Directors’ compensation is determined at the General Shareholders’ Meeting and is fixed within the limits established by law and the corporate bylaws. The Human Resources Committee establishes the compensation policy for Banco de Galicia y Buenos Aires S.A.’s personnel. The Management Assessment System has been designed, including both qualitative and quantitative Key Performance Indicators. In addition, Banco de Galicia y Buenos Aires S.A. has variable compensation and economic incentive policies for the rest of the personnel that are associated with the results of the performance evaluation and the Bank’s results of operations. The conclusions of the variable compensation system and the related changes are analyzed by the Human Resources Committee.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Business Conduct Policy and/or Code of Ethics

Banco de Galicia y Buenos Aires S.A. has a formal Code of Ethics that guides its policies and activities. It considers business objectivity and conflict-of-interests related-aspects, and how employees should act upon identifying a breach of the Code of Ethics, with the involvement of the Organizational Development and Human Resources Management.

NOTE 38. CREDIT LINES FOR THE PRODUCTIVE INVESTMENT

The Argentine Central Bank established the conditions to grant loans under the program “Credit Lines for the Productive Investment”, aimed at financing specific-purposes investment projects. The minimum conditions for the placement of the aforementioned line of credit are as follows:

2012 Quota: Amount equivalent to 5% of the monthly average of daily balances of deposits in the non-financial private sector in Pesos for June 2012.

2013 Quota, first and second tranches: Amount equivalent to 5% of the deposits mentioned in the previous paragraph calculated with regard to the balance at the end of November 2012 and May 2013, respectively.

The interest rate to be earned by financial institutions shall be up to a fixed nominal 15.01% rate per annum for the 2012 quota and a fixed nominal 15.25% rate per annum for the 2013 quota (both tranches), at least for three years. With regard to the remaining term, a variable rate not to exceed Badlar rate plus 400 basis points may be applied.

At this period-end, Banco de Galicia y Buenos Aires S.A. is carrying out the placement of the loans in accordance with the conditions set forth by the Argentine Central Bank.

GRUPO FINANCIERO GALICIA S.A.

BALANCE SHEET

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

Figures Stated in Thousands of Pesos

	Notes	Schedules	09.30.13	12.31.12
Assets
Current Assets
Cash and Due from Banks	2 and 11	G	1,144	404
Investments	9 and 11	C, D, E and G	12,681	11,574
Other Receivables	3, 9 and 11	G	21,722	36,096

Total Current Assets			35,547	48,074

Non-current Assets
Other Receivables	3, 9, 11 and 13	E and G	65,508	52,914
Investments	9	B and C	6,275,195	5,003,410
Fixed Assets		A	1,409	1,359

Total Non-current Assets			6,342,112	5,057,683

Total Assets			6,377,659	5,105,757

Liabilities
Current Liabilities
Financial Debt	4, 9, 11 and 16	G	97,227	141,368
Salaries and Social Security Contributions	5 and 9		2,448	1,959
Tax Liabilities	6 and 9		11,572	11,218
Other Liabilities	7, 9 and 11	G	3,947	3,053

Total Current Liabilities			115,194	157,598

Non-current Liabilities
Financial Debt	4, 9 and 16		220,000	78,075
Other Liabilities	7 and 9		6	6

Total Non-current Liabilities			220,006	78,081

Total Liabilities			335,200	235,679

Shareholders’ Equity (per Related Statement)			6,042,459	4,870,078

Total Liabilities and Shareholders’ Equity			6,377,659	5,105,757

The accompanying notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

BALANCE SHEET – MEMORANDUM ACCOUNTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

Figures Stated in Thousands of Pesos

	Notes	Schedules	09.30.13	12.31.12
Forward Purchase of Foreign Currency without Delivery of the Underlying Asset	11 and 15	G	—	68,842
Unused Overdrafts	11		184,000	—

Total			184,000	68,842

The accompanying notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

INCOME STATEMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	Schedules	09.30.13	09.30.12
Net Income on Investments in Related Institutions			1,316,573	1,012,147

Administrative Expenses	11	H	(24,851)	(17,516)

Financial and Holding Loss			(92,946)	(24,343)

Generated by Assets			(44,686)	6,751
Interest
On Special Checking Account Deposits			8	13
On Mutual Funds			17	79
On Time Deposits	(*)		164	4
On Promissory Notes Receivable	(*)		136	108
Income from Shares			(2,411)	(1,378)
Loss from Government and Corporate Securities			(56,741)	—
Foreign Exchange Income	(*)		14,141	7,925
Generated by Liabilities			(48,260)	(31,094)
Interest
On Financial Debt	(*)		(38,968)	(16,639)
Others			(84)	(98)
Foreign Exchange Loss			(9,208)	(14,357)

Other Income and Expenses (*) – (Loss)			(2,045)	(2,293)

Net Income before Income Tax			1,196,731	967,995

Income Tax	13		—	—

Net Income for the Period	14		1,196,731	967,995

(*)	Balances net of eliminations corresponding to transactions conducted with companies included in Section 33 of Law No. 19550. See Note 11.

The accompanying notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Shareholders’ Contributions (*)				Retained Earnings (**)
Item	Capital Stock	Capital Adjustment	Premium for Negotiation of Shares in Own Portfolio	Total	Legal Reserve	Discretionary Reserve	Unappropriated Retained Earnings	Total Shareholders’ Equity
Balances as of 12.31.11	1,241,407	278,131	606	1,520,144	77,907	846,621	1,106,943	3,551,615

Distribution of Unappropriated Retained Earnings (1) Legal Reserve	—	—	—	—	55,347	—	(55,347)	—
Discretionary Reserve	—	—	—	—	—	1,033,844	(1,033,844)	—
Cash Dividends	—	—	—	—	—	—	(17,752)	(17,752)
Income for the Period	—	—	—	—	—	—	967,995	967,995

Balances as of 09.30.12	1,241,407	278,131	606	1,520,144	133,254	1,880,465	967,995	4,501,858

Balances as of 12.31.12	1,241,407	278,131	606	1,520,144	133,254	1,880,465	1,336,215	4,870,078

Distribution of Unappropriated Retained Earnings (2) Legal Reserve	—	—	—	—	66,811	—	(66,811)	—
Discretionary Reserve	—	—	—	—	—	1,245,054	(1,245,054)	—
Cash Dividends	—	—	—	—	—	—	(24,350)	(24,350)
Income for the Period	—	—	—	—	—	—	1,196,731	1,196,731

Balances as of 09.30.13	1,241,407	278,131	606	1,520,144	200,065	3,125,519	1,196,731	6,042,459

(*)	See Note 8.
(**)	See Note 12.
(1)	Approved by the Ordinary Shareholders’ Meeting held on April 19, 2012.
(2)	Approved by the Ordinary Shareholders’ Meeting held on April 15, 2013.

The accompanying notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

STATEMENT OF CASH FLOWS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	09.30.13	09.30.12
Changes in Cash
Cash at Beginning of Fiscal Year	1.J	9,270	60,323
Cash at Period-end	1.J	13,825	13,857

Increase / (Decrease) in Cash, Net		4,555	(46,466)

Causes for Changes in Cash
Operating Activities
Payments to Suppliers of Goods and Services		(12,375)	(8,844)
Personnel Salaries and Social Security Contributions		(7,798)	(6,932)
Payments of Other Taxes		(16,061)	(11,872)
Collections / (Payments) for Other Operating Activities, Net		6,125	(1,414)

Net Cash Flow Used in Operating Activities		(30,109)	(29,062)

Investing Activities
Payments for Purchases of Fixed Assets		(236)	(118)
Collection of Cash Dividends		61,951	7,215
Contributions to Controlled Companies		—	(1,641)
Payments of Interest, Net		(13,300)	(14,377)
Collections for Sale of Controlled Companies		926	—
Payments for Equity Investments		(655)	(3,270)

Net Cash Flow Generated by / (Used in) Investing Activities		48,686	(12,191)

Financing Activities
Loans Received, Net		703	5,349
Distribution of Dividends, Net of Taxes		(14,725)	(10,562)

Net Cash Flow Used in Financing Activities		(14,022)	(5,213)

Increase / (Decrease) in Cash, Net		4,555	(46,466)

The accompanying notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 1. BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

These financial statements have been stated in thousands of Argentine Pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the F.A.C.P.C.E., approved by the C.P.C.E.C.A.B.A. and the C.N.V., with the considerations mentioned in Note 1 to the consolidated financial statements in relation to the criteria for the valuation of the subsidiaries Banco de Galicia y Buenos Aires S.A. and Sudamericana Holding S.A.

The preparation of financial statements at a given date requires the Company’s Management to make estimates and assessments regarding events and/or situations and/or circumstances that affect or may affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the period/fiscal year. The Company’s Management makes estimates in order to calculate, at any given moment, for example, the depreciation charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Estimates and assessments made at the date these financial statements were prepared may differ from the situations, events and/or circumstances that may finally occur in the future.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ending as from said date be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 of the C.N.V., the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements was the domestic wholesale price index published by the Argentine Institute of Statistics and Census (“I.N.D.E.C.”).

The most significant accounting policies used in preparing the Financial Statements are listed below:

A. ASSETS AND LIABILITIES IN DOMESTIC CURRENCY

Monetary assets and liabilities which include, where applicable, the interest accrued at period/fiscal year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

B. ASSETS AND LIABILITIES IN FOREIGN CURRENCY (U.S. DOLLARS AND EUROS)

The assets and liabilities in foreign currency were stated at the U.S. Dollar exchange rate set by the Argentine Central Bank, at the close of operations on the last business day of the period/fiscal year.

Assets and liabilities valued in foreign currencies other than the U.S. Dollar have been converted into the latter currency using the swap rates informed by the Argentine Central Bank.

Interest receivable or payable has been accrued, where applicable.

C. INVESTMENTS

C.1. Current

Special checking account deposits have been measured at their face value, plus accrued interest at period/fiscal year-end.

Argentine mutual fund units have been valued at period/fiscal year-end closing price.

As of December 31, 2012, Galval Agente de Valores S.A. was recognized at its equity method as of September 30, 2012, restated at the exchange rate as of fiscal year-end, net of the allowance for impairment of value.

The equity investment in GV Mandataria de Valores S.A. (in liquidation) has been recognized at its equity method as of December 31, 2012.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The holdings of government and corporate securities were valued at their closing price at period/fiscal-year end. As of December 31, 2012, an allowance for impairment of value was established for the aforementioned holdings.

C.2. Non-current

The equity investments in companies are recognized using the equity method as of period/fiscal year-end.

The consolidated financial statements of Sudamericana Holding S.A. have been prepared pursuant to the regulations of the Argentine Superintendency of Insurance (“S.S.N.”), which differ from Argentine GAAP in certain aspects. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

The equity investments in Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A. have been recognized using the equity method as of September 30, 2013 and December 31, 2012, which arises from financial statements prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 1.16. to the consolidated financial statements from Argentine GAAP.

D. GOODWILL

Goodwill resulting from the acquisition of shares in other companies, which is recorded under “Investments”, has been valued at its acquisition cost, net of the corresponding accumulated amortization, calculated proportionally over the estimated useful life.

Amortization is assessed on a straight-line basis in equal monthly installments, with an amortization term of 120 months. See Schedule B.

The updated residual value of the assets does not exceed their estimated recoverable value at period/fiscal year-end.

E. FIXED ASSETS

Fixed Assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and 600 months for real estate. See Schedule A.

The updated residual value of the assets, taken as a whole, does not exceed their value-in-use at period/fiscal year-end.

F. FINANCIAL DEBT

Financial debt has been valued pursuant to the amount of money received, plus the accrued portion of interest.

Financial debt in foreign currency has been valued at the benchmark U.S. Dollar exchange rate set by the Argentine Central Bank as of fiscal year-end.

G. INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in force (See Note 13 to the financial statements). Due to the unlikelihood that future taxable income may be enough to absorb tax loss carry-forwards, the Company has established an allowance for impairment of value with regard to such income and has not recorded tax loss carry-forwards. See Schedule E.

The Company determines the minimum presumed income tax at the effective rate of 1% of the computable assets at fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year shall be determined by the greater of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The Company has established a provision for the minimum presumed income tax credit accrued during this period and the previous fiscal year, for $ 3,140 and $ 2,757, respectively, since its recovery is not likely at the issuance date of these financial statements. See Schedule E.

H. DERIVATIVE INSTRUMENTS

As of December 31, 2012, derivative instruments have been valued at their estimated current value.

Differences originated as a consequence of the measurement criterion mentioned in the previous paragraph have been recognized in net income for the period/fiscal year.

I. SHAREHOLDERS’ EQUITY

I.1. Activity in the Shareholders’ Equity accounts has been restated as mentioned in paragraphs three and four of this Note.

The “Subscribed and Paid-in Capital” account has been stated at its face value and at the value of the contributions in the currency value of the fiscal year in which those contributions were actually made.

The adjustment stemming from the restatement of that account in constant currency has been allocated to the “Capital Adjustment” account.

I.2. Income and Expense Accounts

The results of operations for each period are presented in the period in which they accrue.

J. STATEMENT OF CASH FLOWS

“Cash and Due from Banks”, investments and receivables held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant risks of changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	Notes	Schedules	09.30.13	12.31.12	09.30.12	12.31.11
Cash and Due from Banks	2	G	1,144	404	510	898
Investments		C and D	12,681	8,866	13,347	59,425

Total			13,825	9,270	13,857	60,323

NOTE 2. CASH AND DUE FROM BANKS

The breakdown of the account as of period/fiscal year-end was as follows:

	Notes	Schedules	09.30.13	12.31.12
Cash			12	12
Cash in Custody in Other Banks		G	172	148
Due from Banks – Checking Accounts	11		960	244

Total			1,144	404

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 3. OTHER RECEIVABLES

The breakdown of the account as of period/fiscal year-end was as follows:

Current	Notes	Schedules	09.30.13	12.31.12
Tax Credits		E	1,519	1,321
Recoverable Expenses			11,678	10,283
Sundry Debtors	11	G	7,254	20,386
Promissory Notes Receivable	11	G	1,035	1,843
Prepaid Expenses			20	73
Balance of Futures Contracts to be Settled	11 and 15		—	2,170
Others			216	20

Total			21,722	36,096

Non-current	Notes	Schedules	09.30.13	12.31.12
Promissory Notes Receivable	11	G	65,495	52,901
Prepaid Expenses			12	12
Sundry Debtors			1	1

Total			65,508	52,914

NOTE 4. FINANCIAL DEBT

The breakdown of the account as of period/fiscal year-end was as follows:

Current	Notes	Schedules	09.30.13	12.31.12
Loans Received	11	G	—	3,175
Negotiable Obligations	16	G	97,227	138,193

Total			97,227	141,368

Non-current	Notes	Schedules	09.30.13	12.31.12
Negotiable Obligations	16		220,000	78,075

Total			220,000	78,075

NOTE 5. SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

The breakdown of the account as of period/fiscal year-end was as follows:

Current	Notes	Schedules	09.30.13	12.31.12
Argentine Integrated Social Security System (S.I.P.A.)			162	226
Provision for Bonuses			1,209	776
Provision for Retirement Insurance			569	835
Provision for Directors’ and Syndics’ Fees			352	116
Provision for Annual Salary Bonus			151	—
Others			5	6

Total			2,448	1,959

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 6. TAX LIABILITIES

The breakdown of the account as of period/fiscal year-end was as follows:

Current	Notes	Schedules	09.30.13	12.31.12
Income Tax – Withholdings to Be Deposited			109	174
Provision for Tax on Personal Property – Substitute Taxpayer			11,463	10,283
Provision for Minimum Presumed Income Tax, Net			—	761

Total			11,572	11,218

NOTE 7. OTHER LIABILITIES

The breakdown of the account as of period/fiscal year-end was as follows:

Current	Notes	Schedules	09.30.13	12.31.12
Sundry Creditors			172	12
Provision for Expenses	11	G	3,772	3,038
Guarantee Deposit of Directors			3	3

Total			3,947	3,053

Non-current	Notes	Schedules	09.30.13	12.31.12
Guarantee Deposit of Directors			6	6

Total			6	6

NOTE 8. CAPITAL STATUS

The capital status as of period/fiscal year-end was as follows:

Capital Stock Issued, Subscribed, Paid-in and Registered	Face Value	Restated at Constant Currency
Balances as of 09.30.13	1,241,407	1,519,538
Balances as of 12.31.12	1,241,407	1,519,538

NOTE 9. ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS AND DEBTS

As of September 30, 2013, the breakdown of receivables, investments, and debts according to their estimated collection or payment term was the following:

	Investments	Other Receivables	Financial Debt	Salaries and Social Security Contributions	Tax Liabilities	Other Liabilities
1st Quarter (*)	12,681	10,028	17,627	318	109	3,947
2nd Quarter (*)	—	182	79,600	1,778	—	—
3rd Quarter (*)	—	11,498	—	352	11,463	—
4th Quarter (*)	—	14	—	—	—	—
After One Year (*)	—	65,508	220,000	—	—	6

Subtotal Falling Due	12,681	87,230	317,227	2,448	11,572	3,953
No Set Due Date	6,275,195	—	—	—	—	—
Past Due	—	—	—	—	—	—

Total	6,287,876	87,230	317,227	2,448	11,572	3,953

Non-interest Bearing	6,275,584	21,735	19,152	2,448	11,572	3,953
At Variable Rate	1,980	65,495	298,075	—	—	—
At Fixed Rate	10,312	—	—	—	—	—

Total	6,287,876	87,230	317,227	2,448	11,572	3,953

(*)	From the closing date of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 10. EQUITY INVESTMENTS

The breakdown of the Company’s direct equity investments as of period/fiscal year-end was the following:

Information as of:	09.30.13
	Direct Holding
	Shares		Percentage of Equity Investment Held in
Issuing Company	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	533,891,665	94.943333	94.943337
Compañía Financiera Argentina S.A.	Ordinary	16,726,875	3.000000	3.000000
Galicia Warrants S.A.	Ordinary	875,000	87.500000	87.500000
Net Investment S.A.	Ordinary	10,500	87.500000	87.500000
Sudamericana Holding S.A.	Ordinary	162,447	87.500337	87.500337

(*)	Ordinary shares A and B.

Information as of:	12.31.12
	Direct Holding
	Shares		Percentage of Equity Investment Held in
Issuing Company	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	533,814,765	94.929658	94.929661
Compañía Financiera Argentina S.A.	Ordinary	16,726,875	3.000000	3.000000
Galicia Warrants S.A.	Ordinary	875,000	87.500000	87.500000
Net Investment S.A.	Ordinary	10,500	87.500000	87.500000
Sudamericana Holding S.A.	Ordinary	162,447	87.500337	87.500337

(*)	Ordinary shares A and B.

The controlled companies’ financial position and results of operations as of period/fiscal year-end are as follows:

Information as of:	09.30.13
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	62,805,478	56,670,827	6,134,651	1,230,698
Compañía Financiera Argentina S.A.	3,482,687	2,484,293	998,394	127,787
Galicia Warrants S.A.	45,150	21,988	23,162	9,730
Net Investment S.A.	153	11	142	—
Sudamericana Holding S.A.	258,711	5,318	253,393	44,403

Information as of:	12.31.12			09.30.12
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	52,556,641	47,652,688	4,903,953	939,785
Compañía Financiera Argentina S.A.	3,115,276	2,144,669	970,607	155,233
Galicia Warrants S.A.	38,838	18,405	20,433	7,079
Net Investment S.A.	161	19	142	(10)
Sudamericana Holding S.A.	213,406	22,285	191,121	34,276

On August 29, 2012, Galval Agente de Valores S.A. transferred 10% of the capital stock of GV Mandataria de Valores S.A. (in liquidation) to Grupo Financiero Galicia S.A., thus becoming the only shareholder.

On November 12, 2012, the General Extraordinary Shareholders’ Meeting of GV Mandataria de Valores S.A. (in liquidation) approved the proposal for the dissolution and later liquidation of the company due to the reduction of shareholders to only one, in compliance with Section 94, Subsection 8, of the Corporations Law No. 19550.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

On August 6, 2013, the liquidator of GV Mandataria de Valores S.A. (in liquidation) submitted the proposal for the final distribution of profits to Grupo Financiero Galicia S.A., for the amount of $ 20. Such amount was credited on August 6, 2013.

On September 4, 2012, Grupo Financiero Galicia S.A.’s Board of Directors resolved to approve the sale of 100% of its interest in Galval Agente de Valores S.A., a company incorporated in Uruguay.

On May 10, 2013, the Uruguayan Central Bank authorized the final transfer of the 100% interest in Galval Agente de Valores S.A., transaction that was completed on June 12, 2013.

NOTE 11. SECTION 33 OF LAW 19550 - CORPORATIONS LAW

The financial statements include the following significant balances corresponding to transactions with its controlled companies and its subsidiaries:

BANCO DE GALICIA Y BUENOS AIRES S.A.

Assets	Notes	Schedules	09.30.13	12.31.12
Cash and Due from Banks – Checking Accounts	2		834	132
Investments – Special Checking Account		D	379	433
Investments - Time Deposits		D	2,010	—
Other Receivables – Promissory Notes Receivable	3	G	66,530	54,744
Other Receivables – Balance of Futures Contracts to be Settled	3 and 15		—	2,170

Total			69,753	57,479

Liabilities	Notes	Schedules	09.30.13	12.31.12
Other Liabilities – Provision for Expenses	7		813	411

Total			813	411

Memorandum Accounts	Notes	Schedules	09.30.13	12.31.12
Unused Overdrafts			184,000	—
Forward Purchase of Foreign Currency without Delivery of the Underlying Asset	15		—	68,842

Total			184,000	68,842

BANCO DE GALICIA Y BUENOS AIRES S.A.

Income	Notes	Schedules	09.30.13	09.30.12
Financial Income – Interest on Promissory Notes Receivable			2,691	2,127
Financial Income – Interest on Time Deposits			320	70
Financial Income – Exchange-rate Difference			—	2,450

Total			3,011	4,647

Expenses	Notes	Schedules	09.30.13	09.30.12
Administrative Expenses		H
Trademark Lease			1,256	1,135
Bank Expenses			18	8
General Expenses			477	276
Financial Expenses – Interest on Financial Debt			11,154	934
Expenses Corresponding to the Issuance of the Global Program for the Issuance of Negotiable Obligations		H	1,320	468

Total			14,225	2,821

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

SUDAMERICANA HOLDING S.A.

Assets	Notes	Schedules	09.30.13	12.31.12
Other Receivables – Sundry Debtors	3		—	20,382

Total			—	20,382

Expenses	Notes	Schedules	09.30.13	09.30.12
Financial Expenses – Interest on Financial Debt			15,149	630

Total			15,149	630

TARJETAS REGIONALES S.A.

Liabilities	Notes	Schedules	09.30.13	12.31.12
Financial Debt – Loans Received	4	G	—	3,175

Total			—	3,175

Expenses	Notes	Schedules	09.30.13	09.30.12
Financial Expenses – Interest on Financial Debt			8	522

Total			8	522

GALICIA WARRANTS S.A.

Assets	Notes	Schedules	09.30.13	12.31.12
Other Receivables – Sundry Debtors	3		3,675	—

Total			3,675	—

NOTE 12. RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to Section 70 of the Corporations Law, the Corporate Bylaws and Resolution No. 368/01 of the C.N.V., 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.

NOTE 13. INCOME TAX

The following tables show the changes and breakdown of deferred tax assets and liabilities:

Assets	Tax Loss Carry- forwards	Other Receivables	Allowances	Total
Balances as of 12.31.11	16,484	1,545	—	18,029
Charge to Income	13,497	260	—	13,757

Balances as of 12.31.12	29,981	1,805	—	31,786
Charge to Income	34,675	374	558	35,607

Balances as of 09.30.13	64,656	2,179	558	67,393

Liabilities	Fixed Assets	Financial Debt	Total
Balances as of 12.31.11	109	301	410
Charge to Income	3	(216)	(213)

Balances as of 12.31.12	112	85	197
Charge to Income	(15)	(85)	(100)

Balances as of 09.30.13	97	—	97

Net deferred tax assets as of September 30, 2013 and December 31, 2012 amount to $ 67,296 and $ 31,589, respectively.

A provision for the deferred tax asset has been fully recorded, since it is supposed that the recovery thereof is not likely at the issuance date of these financial statements. See Schedule E.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Tax loss carry-forwards recorded by the Company, pending use, amount to approximately $ 174,394, pursuant to the following breakdown:

Year of Generation	Amount	Year Due	Deferred Tax Assets
2010	19,035	2015	6,661
2011	28,062	2016	9,823
2012	38,562	2017	13,497
2013	88,735	2018	31,058

The classification of net deferred tax assets and liabilities recorded in accordance with their expected term of turn-around is shown in Note 9.

The following table shows the reconciliation of income tax charged to income to which would result from applying the tax rate in force to the book income before tax:

	09.30.13	09.30.12
Book Income Before Income Tax	1,196,731	967,995
Income Tax Rate in Force	35%	35%

Income for the Period at the Tax Rate	418,856	338,798
Permanent Differences at the Tax Rate
Increase in Income Tax
Expenses not Included in Tax Return	19,608	4,879
Other Causes	536	1,357
Decrease in Income Tax
Loss on Investments in Related Institutions	(468,589)	(354,595)
Other Causes	(6,118)	(23)
Allowance for Impairment of Value (Schedule E)	35,707	9,584

Total Income Tax Charge Recorded	—	—

The following table shows the reconciliation of tax charged to income to tax determined for the period for tax purposes:

	09.30.13	09.30.12
Total Income Tax Charge Recorded	—	—
Temporary Differences
Variation in Deferred Tax Assets	35,607	9,424
Variation in Deferred Tax Liabilities	100	160
Allowance for Impairment of Value (Schedule E)	(35,707)	(9,584)

Total Tax Determined for Tax Purposes	—	—

NOTE 14. EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of September 30, 2013 and 2012:

	09.30.13	09.30.12
Income for the Period	1,196,731	967,995
Outstanding Ordinary Shares Weighted Average	1,241,407	1,241,407
Diluted Ordinary Shares Weighted Average	1,241,407	1,241,407
Earnings per Ordinary Share
Basic	0.964012	0.779756
Diluted	0.964012	0.779756

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 15. DERIVATIVE INSTRUMENTS

The Company entered into forward foreign currency hedge contracts with the purpose of covering the risk associated with the exchange rate exposure of financial debts in U.S. Dollars.

The Company’s purpose when entering into these contracts was to reduce its exposure to U.S. Dollar fluctuations and denominate its future commitments in Pesos.

As of September 30, 2013, there were no forward foreign currency hedge contracts in effect.

As of December 31, 2012, purchase contracts were entered into with a controlled financial institution for the amount of US$ 14,000.

Reference Foreign Currency		Amount in the Reference Foreign Currency	Forward Exchange Rate ($ for US$)	Exchange Rate for Settlement	Settlement Date
US$	(1)	5,000	4.9900	Argentine Central Bank (2)	03.27.2013
US$	(1)	5,000	4.9900	Argentine Central Bank (2)	03.27.2013
US$	(1)	4,000	4.9900	Argentine Central Bank (2)	03.27.2013

(1)	U.S. Dollars.
(2)	Reference exchange rate set by the Argentine Central Bank. (Communiqué “A” 3500).

Settlement of this transaction on the agreed date was carried out without the physical delivery of the currency. That is to say, it was by compensation or difference between the spot exchange rate for settlement and the forward exchange rate.

The Company has not entered into contracts regarding derivatives for speculative purposes.

NOTE 16. GLOBAL PROGRAM FOR THE ISSUANCE OF NEGOTIABLE OBLIGATIONS

On March 9, 2009, the General Ordinary Shareholders’ Meeting approved the creation of a Global Program for the Issuance of Simple Negotiable Obligations, not convertible into shares. Such Negotiable Obligations may be short-, mid- and/or long-term, secured or unsecured, peso-denominated, dollar-denominated or else may be in any other currency, subject to the compliance with all the legal or regulatory requirements applicable to the issuance in such currency or currency unit, adjustable or non-adjustable, and for a maximum outstanding face value of up to US$ 60,000 (sixty million U.S. Dollars) or the equivalent thereof in another currency.

The maximum term of the program shall be five years as from the date the program is authorized by the C.N.V., or for any longer term authorized pursuant to regulations in force.

Apart from that, the Negotiable Obligations may be issued pursuant to the laws and jurisdiction of Argentina and/or any other foreign country, in several classes and/or series during the period the Program is outstanding, with the possibility to re-issue the amortized classes and/or series without exceeding the Program’s total amount, and notwithstanding the fact that the maturity dates of the different classes and/or series issued occur after the Program’s expiration date, with amortization terms not shorter than the minimum term or longer than the maximum term permitted by the regulations set forth by the C.N.V., among other characteristics thereof.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

By means of Resolution No. 16113 dated April 29, 2009, the C.N.V. decided to authorize, with certain conditions, the creation of the Global Program. Such conditions were released on May 8, 2009.

The Shareholders’ Meeting held on April 14, 2010 approved an increase in the amount of US$ 40,000 in the Global Program for the Issuance of Negotiable Obligations, which was later confirmed by the Company’s Shareholders’ Meeting held on August 2, 2012.

On February 27, 2013, the Company’s Board of Directors approved the commencement of proceedings to increase the amount of the program. On April 25, 2013, the C.N.V. authorized to increase the maximum amount of issuance of the Global Program of Simple Negotiable Obligations, not convertible into shares, for up to a F.V. of US$ 100,000 or its equivalent in other currencies. On May 8, 2013, the Company placed Class IV Negotiable Obligations.

As of September 30, 2013 and December 31, 2012, the following Negotiable Obligations issued in Pesos were outstanding:

Class	F.V. Amount		Term	Maturity Date	Interest Rate	Book Value $
						09.30.13	12.31.12
II Series III	US$	26,857	1078 days	05.21.13	Fixed Rate at 9%	—	133,264
III		$78,075	18 months	02.28.14	Variable Badlar Rate + 3.59%	79,600	83,004
IV		$220,000	18 months	11.10.14	Variable Badlar Rate + 3.49%	237,627	—

NOTE 17. SIGNIFICANT EVENTS FOR THE PERIOD. MERGER

On September 10, 2013, Grupo Financiero Galicia S.A. entered into a Preliminary Merger Agreement with Lagarcué S.A. and Theseus S.A. in order to formalize the merger by absorption of Lagarcué S.A. and Theseus S.A. into Grupo Financiero Galicia S.A., with dissolution of the merged companies. The date of the Special Balance Sheets for Merger Purposes and the Special Consolidated Balance Sheet for Merger Purposes is June 30, 2013.

The holding of 25,454,193 Class “B” shares of the controlled company Banco de Galicia y Buenos Aires S.A., representing 4.526585% of the capital stock, owned by Lagarcué S.A. and Theseus S.A., shall be incorporated into Grupo Financiero Galicia S.A.’s Shareholders’ Equity, free from liabilities.

Grupo Financiero Galicia S.A. will increase its capital stock and, once the capital increase has been computed, will issue 58,857,580 Class “B” shares, representing 4.526585% of the Company’s capital stock, in order to deliver such shares to Lagarcué S.A.’s and Theseus S.A.’s shareholders to replace the shares they hold in these two companies. As a result of the merger, Grupo Financiero Galicia S.A. shall reach a 99.47% interest in Banco de Galicia y Buenos Aires S.A.’s capital stock.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Below is the Special Consolidated Balance Sheet for Merger Purposes as of June 30, 2013:

	GRUPO FINANCIERO GALICIA S.A.	LAGARCUÉ S.A.	THESEUS S.A.	ELIMINATIONS FOR MERGER PURPOSES	SPECIAL CONSOLIDATED BALANCE SHEET FOR MERGER PURPOSES
Assets
Current Assets
Cash and Due from Banks	308	9	—	—	317
Investments	3,844	—	—	—	3,844
Other Receivables	18,429	104	4	—	18,537

Total Current Assets	22,581	113	4	—	22,698

Non-current Assets
Other Receivables	59,422	—	—	—	59,422
Investments	5,779,943	161,664	100,174	—	6,041,781
Fixed Assets	1,473	—	—	—	1,473

Total Non-current Assets	5,840,838	161,664	100,174	—	6,102,676

Total Assets	5,863,419	161,777	100,178	—	6,125,374

Liabilities
Current Liabilities
Financial Debt	121,614	—	1	—	121,615
Salaries and Social Security Contributions	1,379	—	—	—	1,379
Tax Liabilities	10,869	—	—	—	10,869
Other Liabilities	3,083	—	65	—	3,148

Total Current Liabilities	136,945	—	66	—	137,011

Non-current Liabilities
Financial Debt	220,000	—	—	—	220,000
Other Liabilities	6	—	—	—	6

Total Non-current Liabilities	220,006	—	—	—	220,006

Total Liabilities	356,951	—	66	—	357,017

Shareholders’ Equity
Capital Stock	1,241,407	9	12	58,837	1,300,265
Capital Adjustment	278,131	1,717	1,199	-2,916	278,131
Additional Paid-in Capital	—	—	—	203,031	203,031
Premium for Trading of Shares in Own Portfolio	606	—	—	—	606
Legal Reserve	200,065	3	3	-6	200,065
Discretionary Reserve	3,125,519	32,133	20,860	-52,993	3,125,519
Other Reserves	—	103,307	58,692	-161,999	—
Unappropriated Retained Earnings	660,740	24,608	19,346	-43,954	660,740

Total Shareholders’ Equity	5,506,468	161,777	100,112	—	5,768,357

Total Liabilities and Shareholders’ Equity	5,863,419	161,777	100,178	—	6,125,374

At the meeting held on October 22, 2013, Grupo Financiero Galicia S.A.’s Board of Directors decided to convene the General Extraordinary Shareholders’ Meeting on November 21, 2013, to discuss the approval of the Preliminary Merger Agreement, as well as other issues related thereto.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE A – FIXED ASSETS AND INVESTMENTS IN ASSETS OF A SIMILAR NATURE

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

					Amortization						Net Book Value for Previous Fiscal Year
Main Account	At Beginning of Fiscal Year	Increases	Decreases	Balance at Period-end	Accumulated at Beginning of Year	Decreases	Annual Rate %	Amount for the Period	Accumulated at Period-end	Net Book Value
Real Estate	918	—	—	918	178	—	2	12	190	728	740
Furniture and Fixtures	222	—	—	222	220	—	20	—	220	2	2
Machines and Equipment	914	217	3	1,128	553	2	20	111	662	466	361
Vehicles	236	—	—	236	108	—	20	35	143	93	128
Hardware	415	19	—	434	287	—	20	27	314	120	128

Totals as of 09.30.13	2,705	236	3	2,938	1,346	2		185	1,529	1,409	—

Totals as of 12.31.12	2,399	306	—	2,705	1,184	—		162	1,346	—	1,359

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE B – GOODWILL

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

					Amortization
Main Account	At Beginning of Fiscal Year	Increases	Decreases	Balance at Period-end	Accumulated at Beginning of Year	Decreases	Annual Rate %	Amount for the Period	Accumulated at Period-end	Net Book Value	Net Book Value for Previous Fiscal Year
Goodwill (Schedule C)	17,190	—	—	17,190	8,302	—	10	1,455	9,757	7,433	8,888

Totals as of 09.30.13	17,190	—	—	17,190	8,302	—		1,455	9,757	7,433	—

Totals as of 12.31.12	17,190	—	—	17,190	6,363	—		1,939	8,302	—	8,888

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE C – INVESTMENTS IN SHARES AND OTHER NEGOTIABLE SECURITIES – EQUITY INVESTMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Issuance and Characteristics of the Securities	Class	Face Value		Amount	Acquisition Cost	Market Price	Equity Method	Book Value as of 09.30.13	Book Value as of 12.31.12
Current Investments
Government and Corporate Securities (Schedule G)	Boden 2015	US$	0.001	—	—	—	—	—	4,432
Allowance for Impairment of Value of Government and Corporate Securities (*)				—	—	—	—	—	(1,180)
Unlisted Shares:
GV Mandataria de Valores S.A. (in liquidation)	Ordinary		0.001	—	—	—	—	—	21
Galval Agente de Valores S.A. (Schedule G)	Ordinary		0.001	—	—	—	—	—	4,178
Allowance for Impairment of Value of Shares (*)				—	—	—	—	—	(311)

Total Current Investments					—	—	—	—	7,140

Non-current Investments
Corporations. Section 33 of Law No. 19550:
Companies subject to Direct and Indirect Control (**)
Banco de Galicia y Buenos Aires S.A.	Ord. “A”		0.001	101
	Ord. “B”		0.001	533,891,564
				533,891,665	3,039,915	8,008,375	6,001,867	6,001,867	4,786,320
	Goodwill (***)				17,190	—	—	7,433	8,888
Compañía Financiera Argentina S.A.	Ordinary		0.001	16,726,875	25,669	—	29,954	29,954	29,118
Galicia Warrants S.A.	Ordinary		0.001	875,000	11,829	—	20,266	20,266	17,889
Net Investment S.A.	Ordinary		0.001	10,500	22,341	—	124	124	124
Sudamericana Holding S.A.	Ordinary		0.001	162,447	42,918	—	215,551	215,551	161,071

Total Non-current Investments					3,159,862	8,008,375	6,267,762	6,275,195	5,003,410

(*)	See Schedule E. (**) See Note 10. (***) See Schedule B.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE C – INVESTMENTS IN SHARES AND OTHER NEGOTIABLE SECURITIES – EQUITY INVESTMENTS (CONTINUED)

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Information on the Issuing Companies Latest Financial Statements (*)
Issuance and Characteristics of the Securities	Principal Line of Business	Date	Capital Stock	Net Income		Shareholders’ Equity	Percentage of Equity Held in the Capital Stock
Non-current Investments
Corporations. Section 33 of Law No. 19550:
Companies subject to Direct and Indirect Control
Banco de Galicia y Buenos Aires S.A.	Financial Activities	09.30.13	562,327	1,230,698		6,134,651	94.943333
Compañía Financiera Argentina S.A.	Financial Activities	09.30.13	557,563	127,787		998,394	3.000000
Galicia Warrants S.A.	Issuance of Warrants	09.30.13	1,000	9,730		23,162	87.500000
Net Investment S.A.	Information Technology	09.30.13	12	—		142	87.500000
Sudamericana Holding S.A.	Financial and Investment Activities	09.30.13	186	44,403	(**)	253,393	87.500337

(*)	See Note 10. (3) For the three-month period ended September 30, 2013.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE D – OTHER INVESTMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Main Account and Characteristics	Notes	Schedules	09.30.13	12.31.12
Current Investments (*)
Deposits in Special Checking Accounts	11	G	8,681	776
Mutual Funds			1,990	3,658
Time Deposits			2,010	—

Total			12,681	4,434

(*)	Include accrued interest, if applicable.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE E – ALLOWANCES

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Accounts	Balances at Beginning of Fiscal Year	Increases	Decreases	Balances at Period-End	Balances at the Previous Fiscal Year-end
Deducted from Assets
Impairment of Value of Government and Corporate Securities	1,180	9,353	10,533	—	1,180
Impairment of Value of Shares	311	—	311	—	311
Impairment of Value of Deferred Tax Asset	31,589	35,707	—	67,296	31,589
Impairment of Value of Miscellaneous Receivables	966	1,212	—	2,178	966
Impairment of Value of Minimum Presumed Income Tax Receivables	2,757	847	464	3,140	2,757

Total as of 09.30.13	36,803	47,119	11,308	72,614	—

Total as of 12.31.12	19,619	17,184	—	—	36,803

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE G – FOREIGN CURRENCY ASSETS AND LIABILITIES

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Thousands of U.S. Dollars (US$) and/or Euros (€)

Accounts	Amount and Type of Foreign Currency		Exchange Rate	Amount in Argentine Pesos ($) as of 09.30.13	Amount and Type of Foreign Currency		Amount in Argentine Pesos ($) as of 12.31.12
Assets
Current Assets
Cash and Due from Banks
Cash in Custody in Other Banks	US$	29.65	5.7915	172	US$	30.10	148
Investments
Deposits in Special Checking Accounts	US$	1,498.78	5.7915	8,680	US$	157.62	775
Government and Private Securities	—	—	—	—	US$	901.23	4,432
Shares	—	—	—	—	US$	849.65	4,178
Other Receivables
Sundry Debtors	US$	100.00	5.7915	579	—	—	—
Promissory Notes Receivable	US$	178.70	5.7915	1,035	US$	374.81	1,843

Total Current Assets				10,466			11,376

Non-current Assets
Other Receivables
Promissory Notes Receivable	US$	11,308.82	5.7915	65,495	US$	10,758.06	52,901

Total Non-current Assets				65,495			52,901

Total Assets				75,961			64,277

Liabilities
Current Liabilities
Financial Debt
Loans Received	—	—	—	—	US$	645.65	3,175
Negotiable Obligations	—	—	—	—	US$	27,101.03	133,264
Other Liabilities
Provision for Expenses	US$	240.97	5.7915	1,396	US$	264.42	1,300
Provision for Expenses	—	—	—	—		€0.50	3

Total Current Liabilities				1,396			137,742

Total Liabilities				1,396			137,742

Memorandum Accounts
Forward Purchase of Foreign Currency	—	—	—	—	US$	14,000.00	68,842

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE H – INFORMATION REQUIRED BY SECTION 64, SUBSECTION B) OF LAW NO. 19550

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Total as of 09.30.13	Administrative Expenses	Total as of 09.30.12
Salaries and Social Security Contributions	7,096	7,096	6,254
Bonuses	1,350	1,350	849
Entertainment, Transportation, and Per Diem	208	208	337
Personnel Services	71	71	94
Training Expenses	83	83	69
Retirement Insurance	713	713	713
Directors’ and Syndics’ Fees	1,506	1,506	1,677
Service Fees	5,081	5,081	3,348
Taxes	5,657	5,657	1,720
Security Services	9	9	7
Insurance	273	273	217
Stationery and Office Supplies	82	82	99
Electricity and Communications	230	230	121
Maintenance Expenses	25	25	30
Depreciation of Fixed Assets	185	185	111
Bank Charges (*)	26	26	17
Condominium Expenses	57	57	46
General Expenses (*)	1,455	1,455	729
Vehicle Expenses	72	72	59
Trademark Lease (*)	64	64	57
Expenses Corresponding to the “Global Program for the Issuance of Negotiable Obligations” (*)	608	608	962

Totals	24,851	24,851	17,516

(*)	Balances net of eliminations corresponding to transactions conducted with companies included in Section 33 of Law No. 19550. See Note 11.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

NOTE 1. SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING CONTINGENT EXPIRATION OR RESURGENCE OF BENEFITS ENVISAGED BY THOSE REGULATIONS

None.

NOTE 2. SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE FISCAL YEARS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARISON WITH THOSE PRESENTED IN PREVIOUS FISCAL YEARS, OR THOSE THAT SHALL BE PRESENTED IN FUTURE FISCAL YEARS.

None.

NOTE 3. CLASSIFICATION OF RECEIVABLES AND DEBTS

a) Receivables: See Note 9 to the financial statements.

b) Debts: See Note 9 to the financial statements.

NOTE 4. CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a) Receivables: See Notes 1.A., 1.B. and 9 and Schedule G to the financial statements.

b) Debts: See Notes 1.A., 1.B. and 9 and Schedule G to the financial statements.

NOTE 5. BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS IN COMPANIES UNDER SECTION 33 OF LAW No. 19550

See Note 10 and Schedule C to the financial statements.

NOTE 6. RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE

As of September 30, 2013 and December 31, 2012, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

NOTE 7. PHYSICAL INVENTORY OF INVENTORIES

As of September 30, 2013 and December 31, 2012, the Company did not have any inventories.

NOTE 8. NEGOTIABLE SECURITIES

See Notes 1.C. and 1.D. to the financial statements.

NOTE 9. FIXED ASSETS

See Schedule A to the financial statements.

a) Fixed assets that have been technically appraised:

As of September 30, 2013 and December 31, 2012, the Company did not have any fixed assets that have been technically appraised.

b) Fixed assets not used because they are obsolete:

As of September 30, 2013 and December 31, 2012, the Company did not have any obsolete fixed assets which have a book value.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

NOTE 10. EQUITY INVESTMENTS

The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

NOTE 11. RECOVERABLE VALUES

As of September 30, 2013 and December 31, 2012, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted in taking their value-in-use, based on the possibility of absorbing future depreciation charges with the profits reported by the Company.

NOTE 12. INSURANCE

As of September 30, 2013 and December 31, 2012, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount	Book Value as of 09.30.13	Book Value as of 12.31.12
Building, Electronic Equipment and/or Office Assets.	Fire, Thunderbolt, Explosion and/or Theft	1,524	1,316	1,231
Vehicles	Theft, Robbery, Fire or Total Loss	320	93	128

NOTE 13. POSITIVE AND NEGATIVE CONTINGENCIES

a) Elements used in calculating provisions, the total or partial balances of which exceed two percent (2%) of Shareholders’ Equity:

None.

b) Contingencies which, at the date of the financial statements, are not of remote occurrence the effects of which on Shareholders’ Equity have not been given accounting recognition.

As of September 30, 2013 and December 31, 2012, there were no contingencies which are not of remote occurrence and the effects of which on Shareholders’ Equity have not been given accounting recognition.

NOTE 14. IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS

a) Status of Capitalization Arrangements:

As of September 30, 2013 and December 31, 2012, there were no irrevocable contributions towards future share subscriptions.

b) Cumulative unpaid dividends on preferred shares:

As of September 30, 2013 and December 31, 2012, there were no cumulative unpaid dividends on preferred shares.

NOTE 15: RESTRICTIONS ON THE DISTRIBUTION OF UNAPPROPRIATED RETAINED EARNINGS

See Note 12 to the financial statements.

GRUPO FINANCIERO GALICIA S.A.

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

Pursuant to the provisions of the Rules regarding Accounting Documentation of the Córdoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.

A. CURRENT ASSETS

a) Receivables:

1) See Note 9 to the financial statements.

2) See Notes 3 and 9 to the financial statements.

3) As of September 30, 2013 and December 31, 2012, the Company had not established any allowances.

b) Inventories:

As of September 30, 2013 and December 31, 2012, the Company did not have any inventories.

B. NON-CURRENT ASSETS

a) Receivables:

See Schedule E.

b) Inventories:

As of September 30, 2013 and December 31, 2012, the Company did not have any inventories.

c) Investments:

See Note 10 and Schedule C to the financial statements.

d) Fixed Assets:

1) As of September 30, 2013 and December 31, 2012, the Company did not have any fixed assets that have been technically appraised.

2) As of September 30, 2013 and December 31, 2012, the Company did not have any obsolete fixed assets which have a book value.

e) Intangible Assets:

1) See Note 1.D, and Schedules B and C to the financial statements.

2) As of September 30, 2013 and December 31, 2012, there were no deferred charges.

C. CURRENT LIABILITIES

a) Liabilities:

1) See Note 9 to the financial statements.

2) See Notes 4, 5, 6, 7 and 9 to the financial statements.

D. PROVISIONS

See Schedule E.

E. FOREIGN CURRENCY ASSETS AND LIABILITIES

See Note 1.B. and Schedule G to the financial statements.

F. SHAREHOLDERS’ EQUITY

1) As of September 30, 2013 and December 31, 2012, the Shareholders’ Equity did not include the “Irrevocable Advances towards Future Share Issues” account.

2) As of September 30, 2013 and December 31, 2012, the Company had not established any technical appraisal reserve; nor has it reversed any reserve of that kind.

GRUPO FINANCIERO GALICIA S.A.

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

G. MISCELLANEOUS

1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

2) See Notes 9 and 11 to the financial statements.

3) As of September 30, 2013 and December 31, 2012, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

4) See Notes 9 and 11 to the financial statements.

5) As of September 30, 2013 and December 31, 2012, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount	Book Value as of 09.30.13	Book Value as of 12.31.12
Building, Electronic Equipment and/or Office Assets.	Fire, Thunderbolt, Explosion and/or Theft	1,524	1,316	1,231
Vehicles	Theft, Robbery, Fire or Total Loss	320	93	128

6) As of September 30, 2013 and December 31, 2012, there were no contingencies highly likely to occur which have not been given accounting recognition.

7) As of September 30, 2013 and December 31, 2012, the Company did not have any receivables including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19550 in these financial statements.

Autonomous City of Buenos Aires, November 7, 2013.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U$S)

Grupo Financiero Galicia S.A.’s purpose is to strengthen its position as a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.’s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The income for the nine-month period ended September 30, 2013 amounted to $ 1,196,731. This income has been mainly generated as a consequence of the valuation of equity investments in our subsidiaries.

On April 19, 2012, the General Ordinary Shareholders’ Meeting of Grupo Financiero Galicia S.A. resolved to distribute Unappropriated Retained Earnings as of December 31, 2011, and allocated $ 55,347 to Legal Reserve, $ 1,033,844 to Discretionary Reserve and $ 17,752 to Cash Dividends. On April 24, 2012, in compliance with what was approved by the aforementioned General Ordinary Shareholders’ Meeting, the Company’s Board of Directors decided to put at the disposal of the shareholders, from May 9, 2012 or at a later date that may be appropriate due to the rules and regulations in force in the jurisdictions where the Company’s shares are listed, the amount of $ 17,752 as cash dividends, corresponding to the fiscal year ended December 31, 2011, such amount representing 1.43% of the Company’s capital stock.

On August 2, 2012, the General Extraordinary Shareholders’ Meeting ratified the powers vested in the Board of Directors to issue negotiable obligations under the Global Program for the Issuance of Short-, Mid- and/or Long-term Simple Negotiable Obligations for a maximum outstanding face value of up to US$ 60,000 or its equivalent in other currencies. In exercising the powers vested, on the above-mentioned date, Grupo Financiero Galicia S.A.’s Board of Directors resolved to approve the issuance of Class III Negotiable Obligations for a total global maximum face value of up to $ 60,000, which may increase up to $ 80,000, to be issued under the program and under the terms set forth in the applicable price supplement.

On August 8, 2012, the C.N.V. resolved to authorize the issuance of Class III Negotiable Obligations for a total global maximum face value of up to $ 60,000, which may increase up to $ 80,000, under the terms set forth in the applicable price supplement (the “Negotiable Obligations”). The Negotiable Obligations were issued under the Global Program for the Issuance of Short-, Mid- and/or Long-term Simple Negotiable Obligations for a maximum outstanding face value of up to US$ 60,000 or its equivalent in other currencies.

In September 2012, Grupo Financiero Galicia S.A.’s Board of Directors resolved to approve the sale of 100% of its interest in Galval Agente de Valores S.A., a company incorporated in Uruguay.

On May 10, 2013, the Uruguayan Central Bank authorized the final transfer of the 100% interest in Galval Agente de Valores S.A., transaction that was completed on June 12, 2013.

On January 18, 2013, César Guido Forcieri informed his resignation from the position of director in effect as from January 17, 2013.

On April 15, 2013, the General Ordinary Shareholders’ Meeting of Grupo Financiero Galicia S.A. resolved to distribute Unappropriated Retained Earnings as of December 31, 2012, and allocated $ 66,811 to Legal Reserve, $ 1,245,054 to Discretionary Reserve and $ 24,350 to Cash Dividends. On April 30, 2013, in compliance with what was approved by the aforementioned Shareholders’ Meeting, the Company’s Board of Directors decided to put at the disposal of the shareholders, from May 9, 2013 or at a later date that may be appropriate due to the rules and regulations in force in the jurisdictions where the Company’s shares are listed, the amount of $ 24,350 as cash dividends, corresponding to the fiscal year ended December 31, 2012, such amount representing 1.96 % of the Company’s capital stock.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U$S)

Additionally, such Shareholders’ Meeting approved the extension of the effective term and update of the Global Program for the Issuance of Short-, Mid- and/or Long-Term Simple Negotiable Obligations, not convertible into shares, for a maximum outstanding face value, at any time, that shall not exceed US$ 60,000 or its equivalent in another currency, as approved by the Shareholders’ Meeting held on March 9, 2009, the terms and conditions of which were established by the Board of Directors.

On April 25, 2013, the C.N.V.’s Board of Directors, through Resolution No. 17064, resolved to authorize the increase in the maximum amount of issuance of the Global Program of Simple Negotiable Obligations, not convertible into shares, for up to a F.V. of US$ 100,000 or its equivalent in other currencies.

On May 8, 2013, Grupo Financiero Galicia S.A. placed Class IV Negotiable Obligations for a face value of $ 220,000, for an 18-month term, the principal of which shall be amortized upon maturity and shall accrue interest at a variable Badlar rate, plus 3.49%, payable semiannually.

On September 10, 2013, Grupo Financiero Galicia S.A. entered into a Preliminary Merger Agreement with Lagarcué S.A. and Theseus S.A. in order to formalize the merger by absorption of Lagarcué S.A. and Theseus S.A. into Grupo Financiero Galicia S.A., with dissolution of the merged companies. The date of the Special Balance Sheets for Merger Purposes and the Special Consolidated Balance Sheet for Merger Purposes is June 30, 2013.

This way, the holding of 25,454,193 Class “B” shares of the controlled company Banco de Galicia y Buenos Aires S.A., representing 4.526585% of the capital stock, owned by Lagarcué S.A. and Theseus S.A., shall be incorporated into Grupo Financiero Galicia S.A.‘s Shareholders’ Equity, free from liabilities.

Grupo Financiero Galicia S.A. will increase its capital stock and, once the capital increase has been computed, will issue 58,857,580 Class “B” shares, representing 4.526585% of the Company’s capital stock, in order to deliver such shares to Lagarcué S.A.’s and Theseus S.A.’s shareholders to replace the shares they hold in these two companies. As a result of the merger, Grupo Financiero Galicia S.A. shall reach a 99.47% interest in Banco de Galicia y Buenos Aires S.A.’s capital stock.

At the meeting held on October 22, 2013, Grupo Financiero Galicia S.A.’s Board of Directors decided to convene the General Extraordinary Shareholders’ Meeting on November 21, 2013, to discuss the approval of the Preliminary Merger Agreement, as well as other issues related thereto.

BALANCE SHEET FIGURES

	09.30.13	09.30.12	09.30.11	09.30.10	09.30.09
Assets
Current Assets	35,547	32,272	47,429	30,469	38,118
Non-current Assets	6,342,112	4,722,632	3,356,190	2,493,238	2,174,190

Total Assets	6,377,659	4,754,904	3,403,619	2,523,707	2,212,308

Liabilities
Current Liabilities	115,194	174,965	90,895	58,937	164,216
Non-current Liabilities	220,006	78,081	116,283	184,880	42,974

Total Liabilities	335,200	253,046	207,178	243,817	207,190

Shareholders’ Equity	6,042,459	4,501,858	3,196,441	2,279,890	2,005,118

Total	6,377,659	4,754,904	3,403,619	2,523,707	2,212,308

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U$S)

INCOME STATEMENT

	09.30.13	09.30.12	09.30.11	09.30.10	09.30.09
Operating Income from Recurring Operations	1,291,722	994,631	771,128	252,367	114,644
Financial Income (Loss)	(92,946)	(24,343)	(23,664)	(33,687)	93,080
Other Income and Expenses	(2,045)	(2,293)	5,238	892	271

Net Operating Income	1,196,731	967,995	752,702	219,572	207,995
Income Tax	—	—	(933)	(281)	(28,032)

Net Income	1,196,731	967,995	751,769	219,291	179,963

RATIOS

	09.30.13	09.30.12	09.30.11	09.30.10	09.30.09
Liquidity	0.30858	0.18445	0.52180	0.51698	0.23212
Solvency	18.02643	17.79067	15.42848	9.35082	9.67768
Capital Assets	0.99443	0.99321	0.98607	0.98793	0.98277

The Company’s individual financial statements have been considered in order to disclose the Balance Sheet figures and Income Statement figures, as the consolidated financial statements are presented in line with the provisions of Communiqué “A” 3147 of the Argentine Central Bank and supplementary regulations regarding financial reporting requirements for the publication of annual financial statements, and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

EQUITY INVESTMENTS

BANCO DE GALICIA Y BUENOS AIRES S.A.

Founded in 1905, Banco de Galicia y Buenos Aires S.A. is one of the largest private-sector banks in the Argentine financial system, and one of the leading providers of financial services in the country. As a universal bank, through affiliated companies and a variety of distribution channels, the Bank offers a full spectrum of financial services to both individual and corporate customers.

Banco de Galicia y Buenos Aires S.A. operates one of the most extensive and diversified distribution networks of the Argentine private financial sector, offering near 261 points of contact with customers through bank branches and electronic banking facilities, together with 389 points of contact gathered between regional credit-card companies and Compañía Financiera Argentina S.A.

During the first nine months of fiscal year 2013, Banco de Galicia y Buenos Aires S.A. recorded net income amounting to $ 1,230,698, $ 290,913 higher than that recorded for the same period the previous fiscal year, representing a 31% increase.

The increase in income mainly resulted from the $ 1,975,630 increase in net operating income (net financial income plus net income from services). This increase was partially offset by a $ 1,216,583 increase in administrative expenses, a $ 322,414 increase in provisions for loan losses and a $ 193,751 increase in the income tax accrued.

Net operating income accumulated as of September 2013 amounted to $ 8,350,869, showing a 31% increase when compared to the same period the previous year. This positive evolution was due both to a $ 1,071,732 increase in net financial income and to higher net income from services for $ 903,898, which showed a 28.1% and a 35.2% increase, respectively, when compared to the same period the previous year.

Banco de Galicia y Buenos Aires S.A.’s credit exposure to the private sector amounted to $ 59,394,945, showing a 36.1% growth during the last twelve months. Meanwhile, deposits reached $ 47,513,182, growing 33.5% during the same period.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U$S)

As of September 30, 2013, Banco de Galicia y Buenos Aires S.A.’s estimated share in loans to the private sector and in deposits from the private sector was 8.70% and 9.07%, respectively, representing a growth of 18 basis points and 24 basis points during the year, respectively.

NET INVESTMENT S.A.

Grupo Financiero Galicia S.A.’s equity investment in Net Investment S.A.’s capital stock is 87.50%, whereas the remaining 12.50% is owned by Banco de Galicia y Buenos Aires S.A.

Net Investment S.A. was created to carry out Internet business transactions.

Taking into consideration the Board of Directors’ search for new business alternatives, in fiscal year 2010 the company subscribed shares belonging to a foreign company that carries out activities related to business development through the Internet. The equity investment held in this company to date represents 0.19% of the capital stock.

SUDAMERICANA HOLDING S.A.

Sudamericana Holding S.A. is a holding company providing life, retirement, property insurance and insurance brokerage services. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%. Banco de Galicia y Buenos Aires S.A. has the remaining 12.50%.

The insurance business undertaken by the Company is one of the most important aspects of Grupo Financiero Galicia S.A.’s general plan to strengthen its position as a leading financial services provider.

Joint underwriting of the insurance companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business amounted to $ 956,585 during the period commenced January 1, 2013 and ended September 30, 2013.

As of September 30, 2013, these companies had approximately 6.4 million policies/certificates in all their insurance lines.

From a commercial standpoint, within a more favorable context, the company maintains its purpose of taking advantage of the greater demand for insurance coverage to significantly increase the companies’ sales.

As a result of this effort, the premium volume for the third quarter of 2013 exceeded that for the same period of the previous year by 35%.

GALICIA WARRANTS S.A.

Galicia Warrants S.A. was established in 1993 and, since then, has become a leading company. It renders services to the productive sector as an additional credit instrument, also rendering a full spectrum of services related to inventory management.

Its shareholders are Grupo Financiero Galicia S.A., which holds an 87.5 % equity investment in the company, and Banco de Galicia y Buenos Aires S.A., which holds a 12.5 % interest.

The company has its corporate headquarters in Buenos Aires and an office in the city of Tucumán, through which it carries out its transactions in the warrants market and as well as other services related to its main activity, for different regional economies and geographic areas of the country.

During 2012, the company experienced a 10% increase in the level of activity, as compared to the previous year, primarily resulting from the regional economies related to agriculture and sugar.

As of September 30, 2013, deposit certificates and warrants issued amounted to $ 481,851, relating to merchandise under custody located throughout the country.

During the third quarter of fiscal year 2013, Galicia Warrants S.A. obtained net income from services amounting to $ 22,540.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U$S)

GV MANDATARIA DE VALORES S.A. (in liquidation)

On July 16, 2008, GV Mandataria de Valores S.A. (in liquidation) was registered with the Corporation Control Authority (I.G.J.).

Since August 29, 2012, the equity investment held by Grupo Financiero Galicia S.A. in this company is 100%.

The Company’s main purpose was to represent, act as agent and carry out other brokerage activities of any sort, both for domestic and foreign companies.

On August 29, 2012, the Company’s shareholders communicated the transfer of Galval Agente de Valores S.A.’s shares to Grupo Financiero Galicia S.A., thus becoming the only shareholder of GV Mandataria de Valores S.A. (in liquidation).

Pursuant to the above, on November 12, 2012, the company’s General Extraordinary Shareholders’ Meeting approved the proposal for the dissolution and later liquidation of the company due to the reduction of shareholders to only one, in compliance with Section 94, Subsection 8, of the Corporations Law No. 19550.

On August 6, 2013, the liquidator of GV Mandataria de Valores S.A. (in liquidation) submitted the proposal for the final distribution of profits to Grupo Financiero Galicia S.A., for the amount of $ 20. Such amount was credited on August 6, 2013.

Grupo Financiero Galicia S.A.’s outlook for fiscal year 2013 is basically linked to the development of the Argentine economy, and particularly the evolution of the financial system.

Autonomous City of Buenos Aires, November 7, 2013.

REPORT OF THE SUPERVISORY SYNDICS’ COMMITTEE

To the Directors of

Grupo Financiero Galicia S.A.

Tte. Gral. Juan D. Perón 456 – 2nd floor

Autonomous City of Buenos Aires

1.	We have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. (the “Company”) as of September 30, 2013, and the related Income Statement, Statement of Changes in Shareholders’ Equity and Statement of Cash Flows for the nine-month period then ended, as well as supplementary Notes 1 to 17, Schedules A, B, C, D, E, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Córdoba Stock Exchange, and the Informative Review as of that date, which have been submitted by the Company to our consideration. Furthermore, we have performed a limited review of the consolidated financial statements of Grupo Financiero Galicia S.A. and its subsidiaries for the nine-month period ended September 30, 2013, with Notes 1 to 38, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2.	Our work was conducted in accordance with standards applicable to syndics in Argentina. These standards require the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the bylaws insofar as concerns formal and documental aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. S.R.L., who issued their limited review report on November 7, 2013, in accordance with auditing standards applicable in Argentina for limited reviews of financial statements for interim periods. A limited review mainly involves applying analytical procedures to the accounting information and making inquiries to the staff responsible for accounting and financial issues. The scope of such review is substantially more limited than that of an audit of financial statements, the objective of which is to render an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion. We have not evaluated the business criteria regarding the different areas of the Company, as these matters are its exclusive responsibility.

In addition, we have verified that the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the nine-month period ended September 30, 2013 contain the information required by Section 68 of the Rules and Regulations of the Buenos Aires Stock Exchange, Section 2 of the Rules concerning Accounting Documentation of the Córdoba Stock Exchange Regulations and Regulations of the National Securities Commission, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company’s accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Board of Directors.

We also report that, in compliance with the legality control that is part of our field of competence, during this period we have applied the procedures described in Section 294 of Law No. 19550, which we deemed necessary according to the circumstances.

3.	The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method and preparing the consolidated financial statements of the Company. As mentioned in Note 1.16 to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the regulations on financial reporting issued by the control body differ from the professional accounting standards applicable in the Autonomous City of Buenos Aires.

4.	Based on our review, with the scope mentioned in paragraph 2 above, we report that the financial statements of Grupo Financiero Galicia S.A. as of September 30, 2013 and its consolidated financial statements at that date, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in paragraph 3 above, with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make. In compliance with the legality control that is part of our field of competence, we have no observations to make.

As regards the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the nine-month period ended September 30, 2013, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Company’s Board of Directors.

Furthermore, we report that the accompanying financial statements stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina.

Autonomous City of Buenos Aires, November 7, 2013.

Supervisory Syndics’ Committee

LIMITED REVIEW REPORT

To the Chairman and Directors of

Grupo Financiero Galicia S.A.

Legal Domicile:

Tte. Gral. Juan D. Perón 456 – 2nd floor

Autonomous City of Buenos Aires

C.U.I.T. 30-70496280-7

1.	We have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. as of September 30, 2013, and the related Income Statements, Statements of Changes in Shareholders’ Equity and Statements of Cash Flows for the nine-month periods ended September 30, 2013 and 2012, as well as supplementary Notes 1 to 17 and Schedules A, B, C, D, E, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the Rules concerning Accounting Documentation of the Córdoba Stock Exchange Regulations and the Informative Review to those dates, which supplement them. Furthermore, we have performed a limited review of the Consolidated Balance Sheet of Grupo Financiero Galicia S.A. as of September 30, 2013, and the Consolidated Income Statements and Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2013 and 2012, together with Notes 1 to 38, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2.	Our reviews were limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which mainly involve applying analytical procedures to the financial statement figures and making inquiries to the Company’s staff responsible for preparing the information included in the financial statements and its subsequent analysis. The scope of these reviews is substantially more limited than that of an audit examination, the purpose of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company’s financial condition, the results of its operations, changes in its Shareholders’ Equity and cash flows, or on its consolidated financial condition, the consolidated results of its operations and consolidated cash flows.

3.	The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method and preparing the consolidated financial statements of the Company. As mentioned in Note 1.16. to the consolidated financial statements, the abovementioned valuation criteria regarding certain assets and liabilities, and the regulations on the financial reporting issued by the control body, differ from the Argentine professional accounting standards in force in the Autonomous City of Buenos Aires.

4.	On February 14, 2013, we issued our audit report on the Company’s financial statements and consolidated financial statements for the fiscal years ended December 31, 2012 and 2011 with an unqualified opinion regarding the Argentine Central Bank regulations and an except-for qualification due to departures from professional accounting standards similar to those indicated in item 3. above.

5.	Based on the work done and on our examination of the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements for the fiscal years ended December 31, 2012 and 2011 mentioned in item 4 of this report, we express the following:

a)	the financial statements of Grupo Financiero Galicia S.A. as of September 30, 2013 and 2012 and its consolidated financial statements at those dates, detailed in item 1. above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in item 3. above, with professional accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to such financial statements, we have no observations to make.

b)	the comparative information included in the stand-alone and consolidated balance sheet and in supplementary Notes and Schedules to the accompanying financial statements stems from financial statements of Grupo Financiero Galicia S.A. as of December 31, 2012.

6.	As called for by the regulations in force, we report that:

a)	the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the Corporations Law, and pertinent resolutions of the National Securities Commission.

b)	the financial statements of Grupo Financiero Galicia S.A. stem from accounting records kept, in all formal aspects, in compliance with legal regulations.

c)	we have read the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, the Supplementary and Explanatory Statement by the Board of Directors, required by the Rules concerning Accounting Documentation of the Córdoba Stock Exchange Regulations and the Informative Review as of September 30, 2013 and 2012, about which, insofar as concerns our field of competence, we have no significant observations to make other than the one mentioned in item 3 above. Projections about future events contained in that information are the exclusive responsibility of the Company’s Board of Directors.

d)	as of September 30, 2013, Grupo Financiero Galicia S.A.’s accrued debt with the Argentine Integrated Social Security System, which stems from the accounting records and settlements carried out by the Company, amounted to $ 128,202.37, which was not yet due at that date.

e)	as required by Article 2 of General Resolution No. 595 issued by the National Securities Commission, we report that:

e.1)	Grupo Financiero Galicia S.A.’s corporate purpose is exclusively related to financial and investment activities;

e.2)	the investment in Banco de Galicia y Buenos Aires S.A. represents 94.11% of Grupo Financiero Galicia S.A.’s assets and it is the Company’s main asset.

e.3)	89% of Grupo Financiero Galicia S.A.’s income stems from the equity investment in the Bank mentioned in e.2).

e.4)	Grupo Financiero Galicia S.A. holds a 94.94333% equity percentage in the capital stock, thus having a controlling interest in the Bank mentioned in e.2).

Autonomous City of Buenos Aires, November 7, 2013.

PRICE WATERHOUSE & CO. S.R.L.